Notice of Convocation of the 147th Ordinary General Meeting of Shareholders Date: June 28, 2023 (Wednesday), 10:00 a.m. Venue: Imperial Hotel, Osaka 3rd Floor Contents Notice of Convocation of the 147th Ordinary General Meeting of Shareholders ····· 1 Guidance Notes on the Exercise of Voting Rights via Electronic Means (e.g., the Internet, etc.) ····································································· 4 Internet live stream and the advance questions ··············································· 5 Reference Document for the General Meeting of Shareholders ·························· 6 Business Report ······················································································· 22 Consolidated Financial Statements ······························································· 73 Unconsolidated Financial Statements ··························································· 78 Audit Reports ··························································································· 82 Internet live stream will be delivered. Please refer to page 5. Takeda Pharmaceutical Company Limited TSE Code: 4502 Please note that the following is an English translation of the original Japanese version, prepared only for the convenience of shareholders residing outside Japan. In case of any discrepancy between the translation and the Japanese original, the latter shall prevail. TAKEDA PHARMACEUTICAL COMPANY LIMITED (“TAKEDA”) HEREBY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THIS TRANSLATION, WHETHER EXPRESS OR IMPLIED INCLUDING, BUT WITHOUT LIMITATION TO, ANY REPRESENTATIONS OR WARRANTIES WITH RESPECT TO ACCURACY, RELIABILITY OR COMPLETENESS OF THIS TRANSLATION. IN NO EVENT SHALL TAKEDA BE LIABLE FOR ANY DAMAGES OF ANY KIND OR NATURE INCLUDING, BUT WITHOUT LIMITATION TO, DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR INCIDENTAL DAMAGES ARISING FROM OR IN CONNECTION WITH THIS TRANSLATION. This translation includes a translation of the audit report of the financial statements included in the original Japanese version, prepared by KPMG AZSA LLC, TAKEDA’s independent auditor. KPMG AZSA LLC has not audited and makes no warranty as to the accuracy or otherwise of the translation of the financial statements or other financial information included in this translation.

- 1 - TSE Code: 4502 June 6, 2023 Dear Shareholders Notice of Convocation of the 147th Ordinary General Meeting of Shareholders This is to inform you that TAKEDA PHARMACEUTICAL COMPANY LIMITED (the “Company” or “TAKEDA”) will be holding its 147th Ordinary General Meeting of Shareholders (the “Meeting”) as follows. For convening the Meeting, information contained in the Reference Document for General Meeting of Shareholders, etc. (matters subject to measures for electronic provision (“Electronic Provision Measures Matters”)) is provided electronically, and is posted on the Company’s website. Please go to the Company’s website below and review them. The Company’s website: https://www.takeda.com/investors/events (QR code is omitted here) In addition to the above, Electronic Provision Measures Matters are also available on the website of the Tokyo Stock Exchange (TSE). Please go to the TSE’s website below (Listed Company Search), enter the issue name (Takeda Pharmaceutical Company) or TSE code (4502), search for it, and select “Basic information” and “Documents for public inspection/PR information” to see them. The TSE’s website (Listed Company Search): https://www2.jpx.co.jp/tseHpFront/JJK020010Action.do?Show=Show (QR code is omitted here) If you are not attending the Meeting, you may exercise your voting rights via electronic means (e.g. the internet, etc.) or in writing. Please kindly go through the Reference Document for General Meeting of Shareholders described below and exercise your voting rights no later than 5:30 p.m. on June 27, 2023 (Tuesday). (Please note that we will deliver the Internet live stream so that you can view the Meeting at home or another remote location of your convenience as described in page 5. In case where infection of COVID-19 is continuously concerned, please refrain from coming to the venue of the Meeting and consider exercising voting rights in advance and viewing the internet live stream instead. Please check the situation of infection and your health condition carefully when you come to the venue.) Exercise of Voting Rights via Electronic Means (e.g.: the Internet, etc.) Please refer to the “Guidance Notes on the Exercise of Voting Rights via Electronic Means (e.g., the Internet, etc.)” on page 4, and complete the entry of your approval or disapproval of the proposals in accordance with the instructions on the screen on or before the deadline below. Deadline for Exercise (completion of entry): 5:30 p.m. on June 27, 2023 (Tuesday) Exercise of Voting Rights in Writing Please indicate your approval or disapproval of the proposals on the enclosed “Voting Right Exercise Form” and send it back to reach us on or before the deadline below. (The Voting Right Exercise Form is omitted in this translation.) Deadline for Exercise (arrival): 5:30 p.m. on June 27, 2023 (Tuesday) Yours faithfully, Christophe Weber President and Representative Director Takeda Pharmaceutical Company Limited 1-1, Doshomachi 4-chome Chuo-ku, Osaka 540-8645, Japan

- 2 - Details 1. Date: June 28, 2023 (Wednesday), 10:00 a.m. 2. Venue: Imperial Hotel, Osaka 3rd Floor 8-50, Temmabashi 1-Chome, Kita-ku, Osaka, Japan 3. Objectives of the Meeting: Matters to be reported: 1. Reports on the Business Report, Consolidated Financial Statements and Unconsolidated Financial Statements for the 146th fiscal year (from April 1, 2022 to March 31, 2023) 2. Reports on the Audit Reports on the Consolidated Financial Statements for the 146th fiscal year by the Accounting Auditor and Audit and Supervisory Committee Matters to be resolved: First Proposal: Appropriation of Surplus Second Proposal: Election of Eleven (11) Directors who are not Audit and Supervisory Committee Members Third Proposal: Payment of Bonuses to Directors who are not Audit and Supervisory Committee Members  Please be so kind as to submit the enclosed Voting Right Exercise Form to a receptionist at the venue for attendance of the Meeting. (The Voting Right Exercise Form is omitted in this translation.)  Please also be so kind to cooperate with measures that the Company or the hotel deem necessary for the safety of shareholders as a whole.  In case where the operation of the Meeting is significantly changed, those changes will be announced on our website (https://www.takeda.com/investors/events). Guidance Notes on the Treatment of Exercise of Voting Rights (1) If you exercise your voting rights both via electronic means (e.g., the Internet, etc.) and in writing, the Company will regard only the vote cast via electronic means (e.g., the Internet, etc.) as valid, regardless of the time and date the votes are received. (2) If you exercise your voting rights more than once via electronic means (e.g., the Internet, etc.), the Company will regard only your last vote as valid. (3) If you exercise your voting rights by proxy, you may delegate your voting rights to one shareholder who holds voting rights in the Company. However, please note that you are required to submit a document certifying the authority of such proxy. (4) If neither “for” nor “against” is marked on the submitted Voting Right Exercise Form, it will be treated as a consent for the relevant proposal(s).

- 3 - Other matters decided for convening the Meeting 1. Among the Electronic Provision Measures Matters, the following items are not included in the hardcopies of documents sent to shareholders who made a request for delivery of documents in accordance with relevant laws and regulations, as well as Article 14 of the Company’s Articles of Incorporation, and therefore, the documents sent to shareholders who made such request are part of documents audited by Audit and Supervisory Committee and Accounting Auditor for preparing the Audit Reports. 1) Following items of the Business Report  Business Overview  Business Performance for Fiscal 2022  Issues for the Takeda Group to Address  Financial Position and Income Summary  Main Businesses of the Takeda Group  Major Offices of the Company  Employees  Principal lenders and loan amounts  Common Stock of the Company  Matters Concerning the Stock Acquisition Rights of the Company  Outline of the terms of the liability limitation agreement  Outline of the terms of the company indemnification agreement  Outlines of the terms of the directors & officers liability insurance  External Directors (Major activities during this fiscal year and the summary of the duties which were conducted by the External Directors with regard to the roles which the Company had expected them to fulfill)  Accounting Auditor  Overview of the Systems that Ensure the Appropriateness of Operations of the Company and the Status of Implementation of such Systems 2) Consolidated Financial Statements (Consolidated Statement of Profit or Loss, Consolidated Statement of Financial Position, Consolidated Statement of Changes in Equity and Notes to the Consolidated Financial Statements) 3) Unconsolidated Financial Statements (Unconsolidated Balance Sheet, Unconsolidated Statement of Operations, Unconsolidated Statements of Changes in Net Assets and Notes to the Unconsolidated Financial Statements) 2. Any modification made to the Electronic Provision Measures Matters will be communicated by posting a notification to that effect, and the pre-modified and modified versions of those matters on the Company’s website and TSE’s website. 3. The resolutions made at the 147th Ordinary General Meeting of Shareholders will be posted on our website after the completion thereof instead of sending the notice of resolutions in writing. Company’s website https://www.takeda.com/investors/events END OF DOCUMENT

- 4 - Guidance Notes on the Exercising of Voting Rights via Electronic Means (e.g., the Internet, etc.) (Not applicable for holders of American Depositary Shares) Website for exercising voting rights: https://evote.tr.mufg.jp/ You may exercise your voting rights via the Internet by accessing the website for exercising voting rights using a smartphone or a personal computer. Please exercise your voting rights following the instructions on the screen.  Please note that you will not be able to access the above URL from 2:00 a.m. to 5:00 a.m. each day.  Any Internet access fees or communication charges, etc., arising from access to the website for exercising voting rights shall be borne by the user. Method for Exercising Voting Rights by scanning QR code Scan “QR Code for Login” provided in the right side of the enclosed “Voting Right Exercise Form” In exercising your voting rights by using a smartphone, neither “Login ID” nor “Tentative Password” is required. Method for Exercising Voting Rights by entering “Login ID” and “Tentative Password” (1) Access the website for exercising voting rights above by using a personal computer Click “Next Screen” (2) Enter “Login ID” and “Tentative Password” Enter “Login ID” and “Tentative Password” provided in the Voting Right Exercise Form (3) Login Click “Login” and enter your approval or disapproval of the proposals following the instructions on the screen. For inquiries with respect to systems, please contact: Mitsubishi UFJ Trust and Banking Corporation Corporate Agency Division (help desk) Telephone: 0120-173-027 (toll-free number) Operating Hours: 9:00 to 21:00 To Institutional Investors: “Electronic Voting Platform” is available as a method for exercising voting rights.

- 5 - <Internet live stream and the advance questions> We will deliver the Internet live stream so that you can view the Meeting at home or another remote location of your convenience, and post the video of the Meeting on the Company’s website available on demand at a later date of the Meeting. In case where infection of COVID-19 is continuously concerned, please refrain coming to the venue of the Meeting and consider exercising voting rights in advance and viewing the internet live stream instead. Please note that you can ask the advance question related to the objectives of the Meeting. Please refer to the enclosed “Guidance on Live Internet Delivery of the 147th General Meeting of Shareholders” for the way of access, etc. 1. For the Internet live stream and the advance questions Please access the URL below: https://web.lumiagm.com/739303973 You will be able to access the website above once you scan the QR code (omitted here) indicated here using your smartphone or tablet. Also, you will be able to access from the Company’s website (https://www.takeda.com/investors/events). 2. Internet Live Stream Date and time: From 10:00 a.m. to the end of the Meeting, June 28, 2023 (Wednesday) (You can access from 9:00 a.m., June 28, 2023. Before that, you can conduct the test of access.) How to login: After accessing the URL above, please enter the “Login ID” and “Password” in accordance with the enclosed “Guidance on Internet Live Stream of the 147th Ordinary General Meeting of Shareholders.” Please note that the shareholders who are viewing the Meeting on the internet are not entitled to exercise their voting rights or ask questions during the Meeting. We will make free comments function available to you. However, please kindly understand that while we cannot answer to each comment, we will use it for the operation of the Meeting. 3. Acceptance of Advance Question via the Internet Acceptance period: From 12:00 p.m., June 7, 2023 (Wednesday) to 5:00 p.m., June 20, 2023 (Tuesday) How to ask: After accessing the URL above, please enter the “Login ID” and “Password” in accordance with the enclosed “Guidance on Internet Live Stream of the 147th Ordinary General Meeting of Shareholders,” and fill out the advance question form. Please note that you can ask one question related to the objectives of the Meeting. Among such advance questions, the matters in which the shareholders are highly interested will be answered during the Meeting. However, please kindly understand that we cannot answer to each advance question.

- 6 - Reference Document for the General Meeting of Shareholders Proposals and Reference Matters: First Proposal: Appropriation of Surplus Guided by our vision to discover and deliver life-transforming treatments, and with a focus on maintaining solid investment grade credit ratings, we will allocate capital to maximize value for patients and shareholders. The Company’s policy in the allocation of capital is as follows: • Invest in growth drivers; and • Shareholder returns. In respect of "Invest in growth drivers", the Company makes strategic investments in internal and external opportunities to enhance the pipeline, new product launches, and plasma-derived therapies. With regard to "Shareholder returns", the Company has adopted a progressive dividend policy of increasing or maintaining the annual dividend per share each year, alongside share buybacks when appropriate. The Company submits the following proposal with respect to the appropriation of surplus for this fiscal year: Year-end dividends (1) Type of dividend asset Cash (2) Allocation of dividend asset to shareholders and total amount of allocation 90 JPY per share of common stock; Total amount: 140,474,604,150 JPY (Reference) Combined with the interim dividend of 90 JPY per share, the annual dividend will be 180 JPY per share (the same amount as in the previous fiscal year). (3) Effective date of distribution of the dividend June 29, 2023

Second Proposal: Election of Eleven (11) Directors who are not Audit and Supervisory Committee Members

The term of office of the eleven (11) Directors who are not Audit and Supervisory Committee (ASC) Members, namely, Christophe Weber, Masato Iwasaki, Andrew Plump, Costa Saroukos, Masami Iijima, Olivier Bohuon, Jean-Luc Butel, Ian Clark, Steven Gillis, John Maraganore and Michel Orsinger, will expire at the close of this General Meeting of Shareholders. The Company therefore proposes the election of the eleven (11) Directors who are not ASC Members, including the eight (8) External Directors.

The candidates for Directors who are not ASC Members are as follows:

Candidate No.	Name		Current position and responsibilities	Tenure as Director	Number of Board of Directors meetings attended
1	Christophe Weber	To be reelected	President and Representative Director Chief Executive Officer	9 years	8/8 (100%)
2	Andrew Plump	To be reelected	Director President, Research and Development	8 years	8/8 (100%)
3	Costa Saroukos	To be reelected	Director Chief Financial Officer	4 years	8/8 (100%)
4	Masami Iijima	To be reelected as External Director Independent Director	Director Chair of the Board of Directors meeting	2 years	8/8 (100%)
5	Olivier Bohuon	To be reelected as External Director Independent Director	Director	4.5 years	7/8 (88%)
6	Jean-Luc Butel	To be reelected as External Director Independent Director	Director	7 years	7/8 (88%)
7	Ian Clark	To be reelected as External Director Independent Director	Director	4.5 years	8/8 (100%)
8	Steven Gillis	To be reelected as External Director Independent Director	Director	4.5 years	7/8 (88%)
9	John Maraganore	To be reelected as External Director Independent Director	Director	1 year	7/7 (100%)
10	Michel Orsinger	To be reelected as External Director Independent Director	Director	7 years	8/8 (100%)
11	Miki Tsusaka	To be newly elected as External Director Independent Director	-	-	-

(Note) With regard to "Number of Board of Directors meetings attended," the Board of Directors meetings which Dr. John Maraganore, Director, was eligible to attend were those held on and after June 29, 2022 when he took office.

<Reference>

For the Board of Directors Skills Matrix in case the nominated directors proposed in the 2nd proposal are elected, please access the following URL.

https://takeda.info/skillmatrix_sm_147_en

- 7 -

Candidate No.1	Christophe Weber	Number of Company Shares Owned	378,100 shares
		Number of Company Shares to be provided under the Stock Compensation Plan	248,030 shares



Born on November 14, 1966 (56 years old) To be Reelected as Internal Director Tenure as Director: 9 years Attended 8 of the 8 meetings (100%) of the Board of Directors	Profile, Position and Responsibilities at the Company, and Important Duties Concurrently Held	
	April 2012	President & General Manager, GlaxoSmithKline Vaccines
	April 2012	CEO, GlaxoSmithKline Biologicals
	April 2012	Member of GlaxoSmithKline Corporate Executive Team
	April 2014	Chief Operating Officer of the Company
	June 2014	President and Representative Director of the Company (to present)
	April 2015	Chief Executive Officer of the Company (to present)
	September 2020	Head of Global Business, Takeda Pharmaceuticals U.S.A., Inc. (to present)

[Reason for Election as Director]

Mr. Christophe Weber has over 25 years of global experience in the pharmaceutical industry. Since 2014, he has demonstrated his strong leadership as President & CEO, transforming the Company into a truly global, values-based, R&D-driven, digital biopharmaceutical company through R&D transformation and a successful integration with Shire. He leads a diverse Takeda Executive Team consisting of 18 members of 9 different nationalities, who, together with our 50,000 global employees, are pursuing our vision of discovering and delivering life-transforming treatments, guided by our commitments to patients, our people and the planet.

The Company nominates Mr. Weber as its Director because of his competency, experience, and leadership, all of which are essential elements for its management.

- 8 -

- 9 - Candidate No.2 Andrew Plump Number of Company Shares Owned 0 share Number of Company Shares to be provided under the Stock Grant Plan 109,651 shares Profile, Position and Responsibilities at the Company, and Important Duties Concurrently Held January 2008 March 2014 February 2015 June 2015 June 2015 June 2015 January 2019 July 2021 Vice President, Cardiovascular Disease Franchise, Worldwide Discovery Head, Merck & Co. Senior Vice President & Deputy to the President for Research & Translational Medicine, Sanofi Chief Medical & Scientific Officer Designate of the Company Director of the Company (to present) Chief Medical & Scientific Officer of the Company Executive Vice President, Takeda Pharmaceuticals International, Inc. (to present) President, Research & Development of the Company (to present) President, Research & Development, Takeda Development Center Americas, Inc. (to present) Born on October 13, 1965 (57 years old) To be Reelected as Internal Director Tenure as Director: 8 years Attended 8 of the 8 meetings (100%) of the Board of Directors [Reason for Election as Director] Dr. Andrew Plump has demonstrated his strong leadership as President, Research & Development, in leading R&D transformation and in advancing measures to build the Company’s R&D pipeline, including progressing innovative R&D assets by leveraging our expertise in core therapeutic areas. He has also enhanced R&D capabilities both internally and through external collaborations and strengthened performance and culture within the R&D organization. The Company nominates Dr. Plump as its Director because of his competency and experience that are essential elements for its management.

- 10 - Candidate No.3 Costa Saroukos Number of Company Shares Owned 0 share Number of Company Shares to be provided under the Stock Compensation Plan 71,871 shares Profile, Position and Responsibilities at the Company, and Important Duties Concurrently Held July 2012 September 2014 May 2015 April 2018 June 2019 Executive Finance Director - Eastern Europe, Middle East & Africa of MERCK SHARP & DHOME Head of Finance and Business Development for the Asia-Pacific region of Allergan Chief Financial Officer of the Europe and Canada Business Unit of the Company Chief Financial Officer of the Company (to present) Director of the Company (to present) Born on April 15, 1971 (52 years old) To be Reelected as Internal Director Tenure as Director: 4 years Attended 8 of the 8 meetings (100%) of the Board of Directors [Reason for Election as Director] Mr. Costa Saroukos has held numerous head positions in finance divisions throughout the Asia-Pacific region, Europe, Africa, and the Middle East, gaining over 20 years of experience in the business and public sectors. He has demonstrated strong leadership as the CFO in delivering the Company's financial commitments through effective financial management based on his extensive expertise. The Company nominates Mr. Saroukos as its Director because of his competency and experience that are essential elements for its management.

Candidate No.4	Masami Iijima	Number of Company Shares Owned	0 share
		Number of Company Shares to be provided under the Stock Compensation Plan	10,270 shares



Born on
September 23, 1950
(72 years old)

To be Reelected as
External Director
Independent Director

Tenure as Director:
2 years

Attended 8 of the 8 meetings (100%) of the Board of Directors

Profile, Position and Responsibilities at the Company, and Important Duties Concurrently Held	
June 2008	Representative Director, Executive Managing Officer, Mitsui & Co., Ltd
October 2008	Representative Director, Senior Executive Managing Officer, Mitsui & Co., Ltd.
April 2009	Representative Director, President and Chief Executive Officer, Mitsui & Co., Ltd.
April 2015	Representative Director, Chairman of the Board of Directors, Mitsui & Co., Ltd.
June 2016	External Director, Ricoh Company, Ltd. (to present (scheduled to retire in June 2023))
June 2018	External Director, SoftBank Group Corp. (to present)
June 2019	Counsellor, Bank of Japan (to present)
June 2019	External Director, Isetan Mitsukoshi Holdings Ltd. (to present (scheduled to retire in June 2023))
April 2021	Director, Mitsui & Co., Ltd.
June 2021	Counselor, Mitsui & Co., Ltd. (to present)
June 2021	External Director of the Company who is an ASC Member
June 2022	External Director of the Company (to present)
June 2022	Chair of the Board of Directors meeting of the Company (to present)

[Reason for Election as External Director and the Roles expected to be fulfilled by the candidate]
Mr. Masami Iijima served as Representative Director, President, and CEO of Mitsui & Co., Ltd, where he directed the global management of the company. He then focused on supervising management and enhancing the effectiveness of the Board of Directors as the Representative Director, Chairman of the Board of Directors, and Chair of the Board meeting of the company. Throughout his career, he has gained extensive experience in various fields including corporate governance and risk management.
He has contributed to ensuring fair and appropriate decisions and actions of the Company through his active participation at the Board of Directors as External Director and facilitating the Board of Directors meetings as well as leading discussions at the meetings of External Directors as the Chair of the Board of Directors meeting. He has been involved in the management of the Company as External Director who is an ASC Member since June 2021; and he was elected as External Director who is not an ASC Member in June 2022, becoming the Chair of the Board of Directors meeting.
The Company nominates Mr. Iijima as its External Director because he is expected to continue to fulfill the above important roles for the Company.

- 11 -

<table>
<tr><td rowspan="2">Candidate No.5</td><td rowspan="2">Olivier Bohuon</td><td>Number of Company Shares Owned</td><td>0 share</td></tr>
<tr><td>Number of Company Shares to be provided under the Stock Compensation Plan</td><td>17,738 shares</td></tr>
</table>



Born on January 3, 1959 (64 years old) To be Reelected as External Director Independent Director Tenure as Director: 4.5 years Attended 7 of the 8 meetings (88%) of the Board of Directors	Profile, Position and Responsibilities at the Company, and Important Duties Concurrently Held	
	January 2001	Senior Vice President & Director European Commercial Operations, GlaxoSmithKline Pharmaceuticals Europe
	July 2009	Executive Vice President, Abbott Laboratories
	September 2010	Chief Executive Officer, Pierre Fabre SA
	April 2011	Chief Executive Officer, Smith & Nephew plc
	June 2011	External Director, Virbac SA (to present)
	July 2015	External Director, Shire plc
	January 2019	External Director of the Company (to present)
	November 2020	External Director, AlgoTherapeutix SAS (to present)
	January 2021	External Director, Reckitt Benckiser Group plc (to present)
	May 2021	External Director and Chairman of the Board, Majorelle International (to present)

[Reason for Election as External Director and the Roles expected to be fulfilled by the candidate]
Mr. Olivier Bohuon has experience as an External Director of Shire, bringing deep expertise to the Company's portfolio and its related therapeutic areas. He has served in several pivotal positions at global pharmaceutical and healthcare companies in the U.S. and Europe. He also has deep insights from his extensive experience in the management of global healthcare businesses and remarkable expertise in marketing of overall healthcare business.
He has contributed to ensuring fair and appropriate decisions and actions of the Company through his active participation at the Board of Directors as External Director.
The Company nominates Mr. Bohuon as its External Director because he is expected to continue to fulfill the above important roles for the Company.

- 12 -

- 13 - Candidate No.6 Jean-Luc Butel Number of Company Shares Owned 0 share Number of Company Shares to be provided under the Stock Compensation Plan 21,914 shares Profile, Position and Responsibilities at the Company, and Important Duties Concurrently Held January 1998 November 1999 May 2008 January 2015 July 2015 June 2016 September 2017 June 2019 September 2021 Corporate Officer, President, Worldwide Consumer Healthcare, Becton, Dickinson and Company President, Independence Technology, Johnson & Johnson Corporate Officer, Executive Committee Member, Executive Vice President and Group President, International, Medtronic, Inc. President, International, Baxter International Inc. Global Healthcare Advisor, President, K8 Global Pte. Ltd. (to present) External Director of the Company who is an ASC Member External Director, Novo Holdings A/S (to present) External Director of the Company (to present) External Director, Rani Therapeutics (to present) Born on November 8, 1956 (66 years old) To be Reelected as External Director Independent Director Tenure as Director: 7 years Attended 7 of the 8 meetings (88%) of the Board of Directors [Reason for Election as External Director and the Roles expected to be fulfilled by the candidate] Mr. Jean-Luc Butel has served in several pivotal positions at global healthcare companies in the U.S., Europe, and Asia. Through his experience, he has deep insights from his extensive experience in global healthcare business management. He has contributed to ensuring fair and appropriate decisions and actions of the Company through his active participation at the Board of Directors as External Director. He has been involved in the management of the Company as External Director who is an ASC Member of the Company since 2016 and as External Director who is not an ASC Member since 2019. The Company nominates Mr. Butel as its External Director because he is expected to continue to fulfill the above important roles for the Company.

- 14 - Candidate No.7 Ian Clark Number of Company Shares Owned 0 share Number of Company Shares to be provided under the Stock Compensation Plan 17,738 shares Profile, Position and Responsibilities at the Company, and Important Duties Concurrently Held January 2010 January 2017 January 2017 January 2017 November 2017 January 2019 August 2020 Director, Chief Executive Officer and Head of North American Commercial Operations, Genentech, Inc. External Director, Shire plc External Director, Corvus Pharmaceuticals, Inc. (to present) External Director, Guardant Health, Inc. (to present) External Director, AVROBIO Inc. (to present) External Director of the Company (to present) External Director, Olema Pharmaceuticals, Inc. (to present) Born on August 27, 1960 (62 years old) To be Reelected as External Director Independent Director Tenure as Director: 4.5 years Attended 8 of the 8 meetings (100%) of the Board of Directors [Reason for Election as External Director and the Roles expected to be fulfilled by the candidate] Mr. Ian Clark has experience as an External Director of Shire, bringing deep expertise to the Company’s portfolio and its related therapeutic areas. He has served in several pivotal positions at global healthcare companies in Europe and Canada. He has also gained deep insights through his extensive experience in the management of global healthcare business, and his remarkable expertise in marketing in the area of oncology and managing biotechnology division of healthcare company. He has contributed to ensuring fair and appropriate decisions and actions of the Company through his active participation at the Board of Directors as External Director. The Company nominates Mr. Clark as its External Director because he is expected to continue to fulfill the above important roles for the Company.

Candidate No.8	Steven Gillis	Number of Company Shares Owned	0 share
		Number of Company Shares to be provided under the Stock Compensation Plan	17,738 shares



Born on
April 25, 1953
(70 years old)

To be Reelected as
External Director
Independent Director

Tenure as Director:
4.5 years

Attended 7 of the 8 meetings (88%) of the Board of Directors

Profile, Position and Responsibilities at the Company, and Important Duties Concurrently Held	
August 1981	Founder, Director and Executive Vice President, Research and Development, Immunex Corporation (currently, Amgen, Inc.)
May 1993	Chief Executive Officer, Immunex Corporation
October 1994	Founder, Director and Chief Executive Officer, Corixa Corporation (currently, GlaxoSmithKline)
January 1999	Director and Chairman, Corixa Corporation
August 2005	Managing Director, ARCH Venture Partners (to present)
October 2012	External Director, Shire plc
October 2015	External Director and Chairman, Codiak BioSciences, Inc. (to present)
December 2015	External Director, Homology Medicines, Inc. (to present)
May 2016	External Director and Chairman, VBI Vaccines, Inc. (to present)
January 2019	External Director of the Company (to present)

[Reason for Election as External Director and the Roles expected to be fulfilled by the candidate]
Dr. Steven Gillis has experience as an External Director of Shire, bringing deep expertise to the Company's portfolio and its related therapeutic areas. He has a Ph.D. in Biology and has served in several pivotal positions at global healthcare companies in the U.S. and Europe. He also has extensive experience in global healthcare business management and significant expertise in immunology.
He has contributed to ensuring fair and appropriate decisions and actions of the Company through his active participation at the Board of Directors as External Director.
The Company nominates Dr. Gillis as its External Director because he is expected to continue to fulfill the above important roles for the Company.

- 15 -

Candidate No.9	John Maraganore	Number of Company Shares Owned	0 share
		Number of Company Shares to be provided under the Stock Compensation Plan	5,121 shares



Born on
October 11, 1962
(60 years old)

To be Reelected as
External Director
Independent Director

Tenure as Director:
1 year

Attended 7 of the 7 meetings (100%) of the Board of Directors

Profile and Important Duties Concurrently Held	
April 2000	Senior Vice President, Strategic Product Development, Millennium Pharmaceuticals, Inc.
December 2002	Director and Chief Executive Officer, Alnylam Pharmaceuticals, Inc.
November 2011	External Director, Agios Pharmaceuticals, Inc. (to present)
June 2017	Chairperson, Biotechnology Innovation Organization
November 2021	External Director, Beam Therapeutics, Inc. (to present)
January 2022	Scientific Advisory Board Member, Alnylam Pharmaceuticals, Inc. (to present)
February 2022	External Director, Kymera Therapeutics, Inc. (to present)
June 2022	External Director of the Company (to present)
July 2022	External Director, ProKidney Corporation (to present)

[Reason for Election as External Director and the Roles expected to be fulfilled by the candidate]
Dr. John Maraganore is a pioneering executive with more than three decades of experience in the pharmaceutical industry. He served as the CEO and a Director of Alnylam Pharmaceuticals for nearly 20 years and retired at the end of 2021. Prior to Alnylam, he served as an officer and a member of the management team for Millennium. Through his career, he has gained ample experience in the pharmaceutical industry.
He has contributed to ensuring fair and appropriate decisions and actions of the Company through his active participation at the Board of Directors as External Director. The Company nominates Dr. Maraganore as its External Director because he is expected to continue to fulfill the above important roles for the Company.

- 16 -

Candidate No.10	Michel Orsinger	Number of Company Shares Owned	0 share
		Number of Company Shares to be provided under the Stock Compensation Plan	21,914 shares



Born on
September 15, 1957
(65 years old)

Reelected as
External Director
Independent Director

Tenure as Director:
7 years

Attended 8 of the 8 meetings (100%) of the Board of Directors

Profile, Position and Responsibilities at the Company, and Important Duties Concurrently Held	
March 2001	Chief Executive Officer and President, OTC Division Worldwide, Consumer Health, Novartis AG
April 2007	President and Chief Executive Officer, Synthes, Inc. (currently Johnson & Johnson)
June 2012	Worldwide Chairman, Global Orthopedics Group, DePuy Synthes Companies, Johnson & Johnson
June 2012	Member of Global Management Team, Johnson & Johnson
June 2016	External Director of the Company
June 2019	External Director of the Company who is an ASC Member
June 2022	External Director of the Company (to present)

[Reason for Election as External Director and the Roles expected to be fulfilled by the candidate]
Mr. Michel Orsinger has served in several pivotal positions at global healthcare companies in the U.S. and Europe. He has gained deep insights from extensive experience in global healthcare business management.
He has contributed to ensuring fair and appropriate decisions and actions of the Company through his active participation at the Board of Directors as External Director. He has been involved in the management of the Company as External Director who is not an ASC Member since June 2016, as External Director who is an ASC Member since June 2019, and as External Director who is not an ASC Member since June 2022.
The Company nominates Mr. Orsinger as its External Director because he is expected to continue to fulfill the above important roles for the Company.

- 17 -

- 18 - Candidate No.11 Miki Tsusaka Number of Company Shares Owned 0 share Profile and Important Duties Concurrently Held May 1995 May 2003 May 2005 October 2011 June 2013 February 2023 Partner and Managing Director, Boston Consulting Group Senior Partner and Managing Director, Boston Consulting Group Global Leader, Marketing, Sales & Pricing Practice, Boston Consulting Group Executive Committee Member, Boston Consulting Group Chief Marketing Officer, Boston Consulting Group President, Microsoft Japan Co., Ltd. (to present) Born on April 24, 1963 (60 years old) To be newly elected as External Director Independent Director [Reason for Election as External Director and the Roles expected to be fulfilled by the candidate] Since Ms. Miki Tsusaka has exceptional leadership and wide expertise in global business, strategy and data & digital, the Company believes that her insights in leveraging technology to drive innovation and create value will contribute to the continuous growth and success of the Company. Ms. Tsusaka is well-versed in global market trends and insights, having worked with companies across Asia, Europe, and North America. Her deep knowledge and a wide variety of experience of working in a global environment across various industries would contribute to the making of fair and appropriate decisions and securing sound management within the Company. The Company nominates Ms. Tsusaka as its External Director because the Company expects that she will fulfill the above important roles for the Company.

- 19 - (Notes) 1. No special interests exist between the above candidates and the Company. 2. The Company introduced a stock compensation plan for Directors (excluding Directors residing overseas who are not External Directors) and a stock grant plan for executives of the Takeda Group in Japan and overseas (which relates to all of the Company shares to be provided to Dr. Andrew Plump as described above, among the Company shares to be provided to the candidates) (collectively, the “Plan”). The number of Company shares to be provided (as of March 31, 2023) to each candidate under the Plan during his/her term of office or at the time of his/her retirement is described above together with the number of Company shares owned by each candidate. The Company shares to be provided under the stock compensation plan for Directors who are not External Directors (excluding Directors who are Audit and Supervisory Committee Members and Directors residing overseas) (“Directors who are eligible for performance-linked compensation”) and the stock grant plan for executives of the Takeda Group in Japan and overseas consist of the following: (i) a fixed portion which is not linked to the Company’s performance (“Fixed Portion”); and (ii) a variable portion which is linked to the Company’s performance (“Performance-based Portion”). The number of Company shares to be provided to the above candidates in accordance with the Plan includes only the Fixed Portion, since such number of Company shares to be provided is already fixed. The number of Company shares relating to the Performance-based Portion is not yet included, since it will vary in the range of 0-200% and is therefore not fixed at this moment. The provision of Company shares regarding both (i) Fixed Portion and (ii) Performance-based Portion to the Directors who are eligible for performance-linked compensation will be made at a certain period during their term of office. The Company shares to be provided under the stock compensation plan for Directors who are Audit and Supervisory Committee Members and External Directors (“Directors who are not eligible for performance-linked compensation”) are included in the “Number of Company Shares to be provided under the Stock Compensation Plan,” since the plan consists only of (i) Fixed Portion and the number of Company shares to be provided to the above candidates is fixed. The provision of Company shares to the Directors who are not eligible for performance-linked compensation will be made at the end of their term of office or at the certain timing. In addition, with regard to Company shares to be provided under the Plan, the voting rights thereof may not be exercised before such shares are provided to each candidate. 3. Among the candidates, Dr. Andrew Plump owns 111,097.38 American Depositary Shares (ADS) of the Company, Mr. Olivier Bohuon owns 1,300 ADSs of the Company, Mr. Ian Clark owns 2,096 ADSs of the Company and Dr. Steven Gillis owns 8,257 ADSs of the Company, respectively, and in such a way each of them beneficially owns the Company’s shares. One ADS of the Company represents one-half (1/2) of an ordinary share of the Company. 4. Mr. Masami Iijima, Mr. Olivier Bohuon, Mr. Jean-Luc Butel, Mr. Ian Clark, Dr. Steven Gillis, Dr. John Maraganore, Mr. Michel Orsinger and Ms. Miki Tsusaka are candidates to become External Directors who are not Audit and Supervisory Committee Members of the Company. The Company has set “Internal criteria for independence of external directors” (the contents of such criteria are as set forth on page 20.) and elected the External Directors based on such criteria. All of these 8 persons have met the requirements for Independent Directors based on the regulations of the financial instruments exchanges in Japan that the Company is listed on (e.g.: Tokyo Stock Exchange, Inc.). The Company has appointed Mr. Masami Iijima, Mr. Olivier Bohuon, Mr. Jean-Luc Butel, Mr. Ian Clark, Dr. Steven Gillis, Dr. John Maraganore and Mr. Michel Orsinger as Independent Directors and submitted a notification to each of such exchanges. Also, the Company plans to appoint Ms. Miki Tsusaka as an Independent Director and will submit a notification to each of such exchanges. 5. The Company has entered into contracts with Mr. Masami Iijima, Mr. Olivier Bohuon, Mr. Jean-Luc Butel, Mr. Ian Clark, Dr. Steven Gillis, Dr. John Maraganore and Mr. Michel Orsinger limiting the maximum amount of their liability for the damages set forth in Article 423, Paragraph 1 of the Companies Act to the legally stipulated value. If the re- election of Mr. Masami Iijima, Mr. Olivier Bohuon, Mr. Jean-Luc Butel, Mr. Ian Clark, Dr. Steven Gillis, Dr. John Maraganore and Mr. Michel Orsinger is approved, the Company plans to continue the same contracts to limit their liability. Also, if election of Ms. Miki Tsusaka is approved, the Company plans to conclude the same contract with her for limitation of liability. 6. The Company has entered into company indemnification agreements with all of the candidates, who are Directors at present, as defined in Article 430-2, Paragraph 1 of the Companies Act, which provide that the Company shall indemnify expenses set forth in Article 430-2, Paragraph 1, Item 1 thereof, and damages set forth in Article 430-2, Paragraph 1, Item 2 thereof within the scope permitted by the laws and regulations. If re-election of Mr. Christophe

- 20 - Weber, Dr. Andrew Plump, Mr. Costa Saroukos, Mr. Masami Iijima, Mr. Olivier Bohuon, Mr. Jean-Luc Butel, Mr. Ian Clark, Dr. Steven Gillis, Dr. John Maraganore and Mr. Michel Orsinger is approved, the Company plans to continue the same agreements. Also, if election of Ms. Miki Tsusaka is approved, the Company plans to conclude the same company indemnification agreement with her. 7. The Company has entered into directors & officers liability insurance contracts with insurance companies as defined in Article 430-3, Paragraph 1 of the Companies Act, under which Directors of the Company are insured. Such insurance covers damages which may arise from liability incurred by such insured persons in connection with the execution of their duties or claims made against such insured persons in relation to such liability . If re-election or election of the candidates is approved, such candidates will be insured under such insurance scheme. The insurance contracts are planned to be renewed during such candidates’ term of office. <Reference> Internal criteria for the independence of External Directors of the Company The Company will judge whether an External Director has sufficient independence against the Company with emphasis on his/her meeting the following quality requirements, on the premise that he/she meets the criteria for independence established by the financial instruments exchanges. The Company believes that such persons will truly meet the shareholders’ expectations as External Directors of the Company, i.e., persons who can exert a strong presence in a diverse group of people that comprise the directors of the Company by proactively continuing to inquire on the nature of, encourage improvement in, and make suggestions regarding the important matters of the Company doing a pharmaceutical business globally, for the purpose of facilitating an impartial and fair judgment of the Company’s business and securing the sound management of the Company. The Company requires that persons who will be external directors to meet two (2) or more items out of the following four (4) items of quality requirements: (1) He/She has advanced insight derived from experience in corporate management; (2) He/She has a high level of knowledge in areas requiring high expertise such as accounting and law; (3) He/She is well versed in the pharmaceutical and/or global business; and (4) He/She has advanced linguistic skills and/or broad experience, which enables him/her to understand diverse values and to actively participate in discussions with others.

- 21 - Third Proposal: Payment of Bonuses to Directors who are not Audit and Supervisory Committee Members The Company proposes to pay bonuses up to the total amount of 400 million JPY (excluding bonuses paid to the relevant Directors for their work as employees) to the three (3) Directors who are not Audit and Supervisory Committee Members (excluding Directors residing overseas and External Directors) in office as of the end of this fiscal year, in keeping with the achievement of the key performance indicators such as the Total Core Revenue, Global Growth Products + New Product Incremental Core Revenue and Total Core Operating Profit set forth for this fiscal year. The contents of this proposal were deliberated upon at the Compensation Committee and the resolutions were approved by the Board of Directors based on the Director’s Compensation Policy, and the Company therefore considers this proposal as reasonable. END OF DOCUMENT <Reference> Please refer to 4. Executives of the Company (5) Compensation, etc. for Directors of the Business Report for Director’s Compensation Policy described in the 3rd proposal.

- 22 - Business Report (From April 1, 2022 to March 31, 2023) 1. Current State of the Takeda Group (1) Business Overview Takeda is a global, values-based, R&D-driven biopharmaceutical company with a diverse portfolio, engaged primarily in the research, development, production and global commercialization of pharmaceutical products. Takeda focuses on five key business areas: Gastroenterology ("GI"), Rare Diseases, Plasma-Derived Therapies ("PDT") Immunology, Oncology and Neuroscience. Our R&D efforts are focused on four therapeutic areas: Gastrointestinal and Inflammation*1, Neuroscience, Oncology, and Rare Genetics and Hematology. We also make targeted R&D investments in PDT and Vaccines. We focus on developing innovative medicines that make a difference in people’s lives by advancing the frontier of new treatment options and leveraging our collaborative R&D engine and capabilities to create a robust, modality- diverse pipeline. We have a presence in approximately 80 countries and regions, a network of manufacturing sites around the world, and major research centers in Japan and the United States. Over the past several years, we have extended our global reach, strengthened our presence in Oncology, GI and Neuroscience, and established a leading position in Rare Diseases and PDT, while adding significant assets to our growing R&D pipeline. Commercially, we have significantly strengthened our presence in the United States, Europe, and Growth and Emerging Markets. We have also accelerated our focus on data and technology to make our business operations more effective and efficient, leading to greater innovation and better serving our stakeholders. *1 Previous "Gastroenterology" was renamed to "Gastrointestinal and Inflammation". For more information, please refer to (2) Business Performance for Fiscal 2022, (iii) Activities and Results of Research & Development.

(2) Business Performance for Fiscal 2022

(i) Consolidated Financial Results (April 1, 2022 to March 31, 2023)

Billion JPY or percentage

	For the fiscal year ended March 31,		Change versus the previous fiscal year		
	2022	2023		Actual % Change	CER % Change[*1]
Revenue	3,569.0	4,027.5	458.5	12.8 %	(0.8)%
Cost of sales	(1,106.8)	(1,244.1)	(137.2)	12.4 %	(0.1)%
Selling, general and administrative expenses	(886.4)	(997.3)	(110.9)	12.5 %	(0.9)%
Research and development expenses	(526.1)	(633.3)	(107.2)	20.4 %	3.5 %
Amortization and impairment losses on intangible assets associated with products	(472.9)	(542.4)	(69.5)	14.7 %	(3.2)%
Other operating income	43.1	25.4	(17.7)	(41.0)%	(44.2)%
Other operating expenses	(159.1)	(145.2)	13.8	(8.7)%	(21.1)%
Operating profit	460.8	490.5	29.7	6.4 %	(1.8)%
Finance income and (expenses), net	(142.9)	(106.8)	36.1	(25.3)%	(28.8)%
Share of loss of investments accounted for using the equity method	(15.4)	(8.6)	6.7	(43.8)%	(50.6)%
Profit before tax	302.6	375.1	72.5	24.0 %	13.4 %
Income tax expenses	(72.4)	(58.1)	14.4	(19.8)%	(18.0)%
Net profit for the year	230.2	317.0	86.9	37.7 %	23.3 %

*1 Please refer to (ii) Core Results (April 1, 2022 to March 31, 2023), Definition of Core financial measures and Constant Exchange Rate change, for the definition.

Revenue. Revenue for the fiscal year ended March 31, 2023 was 4,027.5 billion JPY, an increase of 458.5 billion JPY, or 12.8% (CER % change: -0.8%), compared to the previous fiscal year. The increase is primarily attributable to favorable foreign exchange rates and growth from business momentum, fully offsetting the decrease of revenue due to the sale of a portfolio of diabetes products in Japan to Teijin Pharma Limited for 133.0 billion JPY, which was recorded as revenue in the previous fiscal year.

Revenue of our core therapeutic areas (i.e. Gastroenterology ("GI"), Rare Diseases, Plasma-Derived Therapies ("PDT") Immunology, Oncology, and Neuroscience) increased by 628.0 billion JPY, or 21.3%, compared to the previous fiscal year, to 3,572.9 billion JPY. Each of our core therapeutic areas, except Oncology, contributed to positive revenue growth due to favorable foreign exchange rates and growth from business momentum. Generic erosion and intensified competition impacted certain Oncology products in the fiscal year ended March 31, 2023, partially offset by the impacts of favorable foreign exchange rates.

Revenue outside of our core therapeutic areas significantly decreased by 169.6 billion JPY, or 27.2%, compared to the previous fiscal year to 454.6 billion JPY, largely due to the aforementioned non-recurring 133.0 billion JPY selling price of the diabetes portfolio in Japan, which was recorded as revenue in the previous fiscal year.

- 23 -

Revenue by Geographic Region

The following shows revenue by geographic region:

	For the fiscal year ended March 31,		Change versus the previous fiscal year		
			Billion JPY or percentage		
Revenue:	2022	2023		Actual % change	CER % change[*1]
Japan[*2]	659.0	512.0	(146.9)	(22.3)%	(22.5)%
United States	1,714.4	2,103.8	389.4	22.7 %	2.0 %
Europe and Canada	739.2	842.7	103.5	14.0 %	5.1 %
Asia (excluding Japan)	197.0	225.0	28.0	14.2 %	2.0 %
Latin America	128.5	160.4	31.9	24.8 %	8.0 %
Russia/CIS	62.1	88.4	26.4	42.5 %	9.5 %
Other[*3]	68.9	95.2	26.2	38.1 %	41.3 %
Total	3,569.0	4,027.5	458.5	12.8 %	(0.8)%

*1 Please refer to (ii) Core Results (April 1, 2022 to March 31, 2023), Definition of Core financial measures and Constant Exchange Rate change, for the definition.

*2 The 133.0 billion JPY selling price of the sale of diabetes portfolio in Japan is included in the fiscal year ended March 31, 2022.

*3 Other includes the Middle East, Oceania and Africa.

Revenue by Therapeutic Area

The following shows revenue by therapeutic area:

	For the fiscal year ended March 31,		Change versus the previous fiscal year		
			Billion JPY or percentage		
Revenue:	2022	2023		Actual % change	CER % change[*1]
GI	875.7	1,094.5	218.9	25.0 %	8.7 %
Rare Diseases	611.2	723.4	112.2	18.4 %	4.8 %
Rare Hematology	283.7	304.7	21.0	7.4 %	(5.1)%
Rare Genetics and Other	327.5	418.7	91.2	27.9 %	13.4 %
PDT Immunology	507.0	678.4	171.5	33.8 %	15.3 %
Oncology	468.7	438.7	(30.0)	(6.4)%	(14.4)%
Neuroscience	482.3	637.7	155.4	32.2 %	12.1 %
Other[*2]	624.2	454.6	(169.6)	(27.2)%	(32.4)%
Total	3,569.0	4,027.5	458.5	12.8 %	(0.8)%

*1 Please refer to (ii) Core Results (April 1, 2022 to March 31, 2023), Definition of Core financial measures and Constant Exchange Rate change, for the definition..

*2 The 133.0 billion JPY selling price of the sale of diabetes portfolio in Japan is included in the fiscal year ended March 31, 2022.

Year-on-year change in revenue for this fiscal year in each of our main therapeutic areas was primarily attributable to the following products:

- *GI.* In Gastroenterology, revenue was 1,094.5 billion JPY, a year-on-year increase of 218.9 billion JPY, or 25.0% (CER % change: 8.7%).

  Sales of ENTYVIO (for ulcerative colitis ("UC") and Crohn's disease ("CD")), Takeda's top-selling product, were 702.7 billion JPY in total, an increase of 181.0 billion JPY, or 34.7%, versus the previous fiscal year. Sales in the U.S. were 491.9 billion JPY, an increase of 142.4 billion JPY, or 40.7%, driven by favorable foreign exchange rates and a continued increase in the first line biologic inflammatory bowel disease ("IBD") population both in UC and CD. Sales in Europe and Canada were 162.5 billion JPY, an increase of 26.5 billion JPY, or 19.5%, supported by continued launches of the subcutaneous formulation and favorable foreign exchange rates. Sales in the Growth and Emerging Markets were 34.9 billion JPY, an increase of 9.9 billion JPY, or 39.6%, primarily led by growth in Brazil.

  Sales of DEXILANT (for acid reflux disease) were 69.4 billion JPY, an increase of 18.6 billion JPY, or 36.7%, versus the previous fiscal year, due to the increased sales of authorized generics in the U.S. and favorable foreign exchange rates.

  Sales of GATTEX/REVESTIVE (for short bowel syndrome) were 93.1 billion JPY, an increase of 17.3 billion JPY, or

- 24 -

- 25 - 22.9%, versus the previous fiscal year, primarily due to increased market penetration after launch in Japan, pediatric indication demand, and favorable foreign exchange rates. Sales of TAKECAB/VOCINTI (for acid-related diseases) were 108.7 billion JPY, an increase of 6.3 billion JPY, or 6.2%, versus the previous fiscal year, primarily due to increased sales in China, partially offset by the decrease of sales in Japan due to a negative impact from the market expansion re-pricing applied in April 2022, despite an increase in prescription volume. Sales of PENTASA (for UC) were 8.4 billion JPY, a decrease of 11.8 billion JPY, or 58.3%, versus the previous fiscal year, due to generic erosion in the U.S. from May 2022. • Rare Diseases. In Rare Diseases, revenue was 723.4 billion JPY, a year-on-year increase of 112.2 billion JPY, or 18.4% (CER % change: 4.8%). Revenue of Rare Hematology was 304.7 billion JPY, a year-on-year increase of 21.0 billion JPY, or 7.4% (CER % change: -5.1%). Sales of ADYNOVATE/ADYNOVI (for hemophilia A) were 66.6 billion JPY, an increase of 5.8 billion JPY, or 9.6%, and sales of FEIBA (for hemophilia A and B) were 41.3 billion JPY, an increase of 2.1 billion JPY, or 5.4%, versus the previous fiscal year, primarily due to favorable foreign exchange rates largely offset by negative impacts from competition in the U.S. Sales of other Rare Hematology products in aggregate increased year-on-year, primarily due to additional indications, newly consolidated products, and favorable foreign exchange rates. Revenue of Rare Genetics and Other was 418.7 billion JPY, a year-on-year increase of 91.2 billion JPY, or 27.9% (CER % change: 13.4%). Sales of TAKHZYRO (for hereditary angioedema) were 151.8 billion JPY, an increase of 48.6 billion JPY, or 47.0%, versus the previous fiscal year, driven by continued strong demand in the U.S., geographic expansion, and favorable foreign exchange rates. Sales of REPLAGAL (for Fabry disease) were 66.7 billion JPY, an increase of 15.0 billion JPY, or 29.1%, versus the previous fiscal year, primarily due to the succession to Takeda of manufacturing and marketing rights in Japan upon expiration of the relevant license agreement in February 2022 and strong demand in the Growth and Emerging Markets. Sales of other enzyme replacement therapies ELAPRASE (for Hunter syndrome) and VPRIV (for Gaucher disease) were 85.3 billion JPY, an increase of 12.2 billion JPY, or 16.7%, and 48.4 billion JPY, an increase of 6.0 billion JPY, or 14.1%, respectively, primarily due to favorable foreign exchange rates. Sales of LIVTENCITY (for post-transplant cytomegalovirus (“CMV”) infection/disease), which was first launched in the U.S. in December 2021, followed by several other countries, were 10.5 billion JPY in the current fiscal year. • PDT Immunology. In Plasma-Derived Therapies (“PDT”) Immunology, revenue was 678.4 billion JPY, a year-on- year increase of 171.5 billion JPY, or 33.8% (CER % change: 15.3%). Sales of immunoglobulin products in aggregate were 522.2 billion JPY, an increase of 136.3 billion JPY, or 35.3%, versus the previous fiscal year. Sales of each of our three global immunoglobulin brands marked double digit percentage of revenue growth, due to continued strong demand globally and growing supply, especially in the U.S., where the pandemic pressure is now easing, as well as favorable foreign exchange rates. Those include GAMMAGARD LIQUID/KIOVIG (for the treatment of primary immunodeficiency (“PID”) and multifocal motor neuropathy (“MMN”)), and subcutaneous immunoglobulin therapies (CUVITRU and HYQVIA) which are growing due to their benefit to patients and convenience in administration compared to intravenous therapies. Sales of albumin products in aggregate, including HUMAN ALBUMIN and FLEXBUMIN (primarily used for hypovolemia and hypoalbuminemia), were 121.4 billion JPY, an increase of 31.4 billion JPY, or 34.9%, versus the previous fiscal year, driven by strong albumin demand in the U.S. and China and favorable exchange rates. • Oncology. In Oncology, revenue was 438.7 billion JPY, a year-on-year decrease of 30.0 billion JPY, or 6.4% (CER % change: -14.4%), impacted by the rapid generic erosion of VELCADE (for multiple myeloma) sales in the U.S. Sales of VELCADE were 27.8 billion JPY, a decrease of 82.3 billion JPY, or 74.8%, versus the previous fiscal year, predominantly due to multiple generic entrants in the U.S. starting in May 2022. Sales of ADCETRIS (for malignant lymphomas) were 83.9 billion JPY, an increase of 14.7 billion JPY, or 21.3%, versus the previous fiscal year, led by strong growth in countries such as Argentina, Italy and Japan.

- 26 - Sales of ICLUSIG (for leukemia) were 47.2 billion JPY, an increase of 12.3 billion JPY, or 35.4%, versus the previous fiscal year, due to steady growth in the U.S. and favorable foreign exchange rates. Sales of ALUNBRIG (for non-small cell lung cancer) were 20.6 billion JPY, an increase of 6.9 billion JPY, or 50.7%, versus the previous fiscal year, benefiting from strong demand in European countries, Growth and Emerging Markets such as China, and Japan. Sales of ZEJULA (for ovarian cancer) were 12.9 billion JPY, an increase of 4.9 billion JPY, or 61.7%, versus the previous fiscal year, primarily led by increased sales in Japan due to a newly launched tablet formulation in June 2022 in addition to existing capsule formulation. Sales of LEUPLIN/ENANTONE (for endometriosis, uterine fibroids, premenopausal breast cancer, prostate cancer, etc.), an off-patent product, were 111.3 billion JPY, an increase of 4.9 billion JPY, or 4.6%, versus the previous fiscal year, mainly due to favorable foreign exchange rates. Sales of NINLARO (for multiple myeloma) were 92.7 billion JPY, an increase of 1.5 billion JPY, or 1.6%, versus the previous fiscal year, aided by favorable foreign exchange rates, which were offset partially by intensified competition and decreased demand mainly in the U.S. Sales of EXKIVITY (for non-small cell lung cancer), which was first launched in the U.S. in September 2021, followed by several other countries, were 3.7 billion JPY in the current fiscal year. • Neuroscience. In Neuroscience, revenue was 637.7 billion JPY, a year-on-year increase of 155.4 billion JPY, or 32.2% (CER % change: 12.1%). Sales of VYVANSE/ELVANSE (for attention deficit hyperactivity disorder (“ADHD”)) were 459.3 billion JPY, an increase of 132.2 billion JPY, or 40.4%, versus the previous fiscal year, mainly due to the growth of the adult market including an impact from a shortage of generic versions of the instant release formulation of ADDERALL in the U.S. and favorable foreign exchange rates. Sales of TRINTELLIX (for major depressive disorder (“MDD”)) were 100.1 billion JPY, an increase of 17.8 billion JPY, or 21.6%, versus the previous fiscal year, due to increasing prescriptions in Japan and favorable foreign exchange rates. Sales of ADDERALL XR (for ADHD) were 28.6 billion JPY, an increase of 7.7 billion JPY, or 36.9%, versus the previous fiscal year, mainly due to a shortage of generic versions of the instant release formulation marketed by competitors in the U.S. and favorable foreign exchange rates. Cost of Sales. Cost of Sales increased by 137.2 billion JPY, or 12.4% (CER % change: -0.1%), to 1,244.1 billion JPY. The increase was predominantly due to the depreciation of the yen in the current fiscal year. Selling, General and Administrative (SG&A) expenses. SG&A expenses increased by 110.9 billion JPY, or 12.5% (CER % change: -0.9%) compared to the previous fiscal year, to 997.3 billion JPY, mainly due to the impact from the depreciation of the yen in the current fiscal year. Research and Development (R&D) expenses. R&D expenses increased by 107.2 billion JPY, or 20.4% (CER % change: 3.5%) compared to the previous fiscal year, to 633.3 billion JPY, mainly due to the impact from the depreciation of the yen in the current fiscal year. Amortization and Impairment Losses on Intangible Assets Associated with Products. Amortization and Impairment Losses on Intangible Assets Associated with Products increased by 69.5 billion JPY, or 14.7% (CER % change: -3.2%) compared to the previous fiscal year, to 542.4 billion JPY, mainly due to the impact from the depreciation of the yen in the current fiscal year. Other Operating Income. Other Operating Income was 25.4 billion JPY, a decrease of 17.7 billion JPY, or 41.0% (CER % change: -44.2%), compared to the previous fiscal year primarily due to a change in fair value of financial assets and liabilities associated with contingent consideration arrangements recognized and certain settlement proceeds recorded in the previous fiscal year. Other Operating Expenses. Other Operating Expenses were 145.2 billion JPY, a decrease of 13.8 billion JPY, or 8.7% (CER % change: -21.1%), compared to the previous fiscal year, primarily due to decreases in restructuring expenses attributable to the substantially completed Shire integration in the previous fiscal year and valuation reserve for pre-

- 27 - launch inventory, partially offset by increases in other reserves and provisions including those for certain assets related to option fees Takeda paid as part of collaboration agreements and increase due to the impact from the depreciation of the yen in the current fiscal year. Operating Profit. As a result of the above factors, Operating Profit increased by 29.7 billion JPY, or 6.4% (CER % change: -1.8%) compared to the previous fiscal year to 490.5 billion JPY. Net Finance Expenses. Net Finance Expenses were 106.8 billion JPY in the current fiscal year, a decrease of 36.1 billion JPY, or 25.3% (CER % change: -28.8%) compared to Net Finance Expenses of 142.9 billion JPY for the previous fiscal year. This decrease was mainly driven by a positive impact from the remeasurement of warrants to purchase stocks of companies held by Takeda. Share of Loss of Investments Accounted for Using the Equity Method. Share of Loss of Investments Accounted for Using the Equity Method was 8.6 billion JPY, a decrease of 6.7 billion JPY, or 43.8% (CER % change: -50.6%), compared to the previous fiscal year. The decrease is mainly due to the negative impact from Takeda's share of loss on an investment held by Takeda Ventures, Inc. recorded in the previous fiscal year. Income Tax Expenses. Income Tax Expenses were 58.1 billion JPY, a decrease of 14.4 billion JPY, or 19.8% (CER % change; -18.0%), compared to the previous fiscal year. This decrease was primarily due to a tax charge of 65.4 billion JPY for tax and interest, net of 0.5 billion JPY of associated tax benefit, arising from tax assessment involving Irish taxation of the break fee Shire received from AbbVie in connection with the terminated offer to acquire Shire made by AbbVie in 2014 in the previous fiscal year as well as increased tax benefits from recognition of deferred tax assets. These decreases were partially offset by the benefits from the US state tax rate change in the previous fiscal year, in addition to higher pretax earnings. Net Profit for the Year. Net Profit for the Year increased by 86.9 billion JPY, or 37.7% (CER % change: 23.3%), compared to the previous fiscal year to 317.0 billion JPY.

(ii) Core Results (April 1, 2022 to March 31, 2023)

Definition of Core financial measures and Constant Exchange Rate change

Takeda uses the concept of Core financial measures for measuring financial performance. These measures are not defined by International Financial Reporting Standards (IFRS).

Core Revenue represents revenue adjusted to exclude significant items unrelated to Takeda's core operations.

Core Operating Profit represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda's core operations, such as non-recurring items, purchase accounting effects and transaction related costs.

Core EPS represents net profit adjusted to exclude the impact of items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda's ongoing operations and the tax effect of each of the adjustments, divided by the average outstanding shares (excluding treasury shares) of the reporting periods presented.

CER (Constant Exchange Rate) change eliminates the effect of foreign exchange rates from year-over-year comparisons by translating Reported or Core results for the current period using corresponding exchange rates in the same period of the previous fiscal year.

Results of Core Operations

Billion JPY or percentage

	For the fiscal year ended March 31,		Change versus the previous fiscal year		
	2022	2023		Actual % change	CER % change
Core Revenue	3,420.5	4,027.5	606.9	17.7 %	3.5 %
Core Operating Profit	955.2	1,188.4	233.2	24.4 %	9.1 %
Core EPS (yen)	425	558	134	31.5 %	13.9 %

Core Revenue for the fiscal year ended March 31, 2023 was 4,027.5 billion JPY, an increase of 606.9 billion JPY, or 17.7% (CER % change: 3.5%), compared to the previous fiscal year. Core revenue for the previous fiscal year was 3,420.5 billion JPY, which excluded primarily the non-recurring 133.0 billion JPY selling price of the diabetes portfolio in Japan. There were no significant items unrelated to Takeda's core operations excluded from revenue in the current fiscal year, resulting in Core revenue for the current fiscal year being the same as Reported revenue. Business momentum was led by Takeda's Growth and Launch Products* which totaled 1,594.8 billion JPY, a year-on-year increase of 435.8 billion JPY, or 37.6% (CER % change: 18.8%). They now include QDENGA, a dengue vaccine, which was approved in EU and countries including Indonesia and Brazil and launched in several non-endemic countries in the current fiscal year.

*Takeda's Growth and Launch Products in the fiscal year ended March 31, 2023
GI: ENTYVIO, ALOFISEL
Rare Diseases: TAKHZYRO, LIVTENCITY
PDT Immunology: Immunoglobulin products including GAMMAGARD LIQUID/KIOVIG, HYQVIA, and CUVITRU,
Albumin products including HUMAN ALBUMIN and FLEXBUMIN
Oncology: ALUNBRIG, EXKIVITY
Other: SPIKEVAX Intramuscular Injection, NUVAXOVID Intramuscular Injection, QDENGA

Core Operating Profit for the current fiscal year was 1,188.4 billion JPY, an increase of 233.2 billion JPY or 24.4% (CER % change: 9.1%) compared to the previous fiscal year driven by revenue growth in our core therapeutic areas and the depreciation of the yen in the current fiscal year.

Core EPS for the current fiscal year was 558 yen, an increase of 134 yen, or 31.5% (CER % change: 13.9%), compared to the previous fiscal year.

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- 29 - (iii) Activities and Results of Research & Development Research and development expenses for the fiscal year ended March 31, 2023 were 633.3 billion JPY. The research and development (R&D) of biopharmaceutical products is a lengthy and expensive process that can span more than 10 years. The process includes multiple studies to evaluate a product’s efficacy and safety, followed by submission to regulatory authorities who review the data and decide whether to grant marketing approval. Only a small number of therapeutic candidates pass such rigorous investigation and become available for use in clinical treatment. Once approved, there is ongoing R&D support for marketed products, including life-cycle management, medical affairs, and other investments. Clinical trials, which must comply with regional and international regulatory guidelines, generally take five to seven years or longer, and require substantial expenditures. In general, clinical trials are performed in accordance with the guidelines set by the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use. The relevant regional regulatory authorities are the Food and Drug Administration (FDA) for the United States, the European Medicines Agency (EMA) for the EU, the Ministry of Health, Labour and Welfare (MHLW) for Japan and National Medical Products Administration (NMPA) for China. The three phases of human clinical trials, which may overlap with each other, are as follows: Phase 1 (“P-1”) clinical trials Conducted using a small group of healthy adult volunteers in order to evaluate safety and absorption, distribution, metabolism and excretion of the drug. Phase 2 (“P-2”) clinical trials Conducted using a small group of patient volunteers in order to evaluate safety, efficacy, dosage and administration methods. P-2 clinical trials may be divided into two sub-categories, P-2a and P-2b. P-2a are usually pilot studies designed to demonstrate clinical efficacy or biological activity. P-2b studies look to find the optimum dose at which the drug shows biological activity with minimal side-effects. Phase 3 (“P-3”) clinical trials Conducted using a large number of patient volunteers in order to evaluate safety and efficacy in comparison to other medications already available or placebo. Of these three phases, Phase 3 requires the largest expenditures and thus the decision to proceed with Phase 3 testing is a critical business decision in the drug development process. For those drug candidates that pass Phase 3 clinical trials, a New Drug Application ("NDA"), Biologics License Application (“BLA”) or a Marketing Authorization Application (“MAA”) is submitted to the relevant governmental authorities for approval, which if granted permits the subsequent launch of the drug. The preparation of an NDA, BLA or MAA submission involves considerable data collection, verification, analysis and expense. Even after the launch of the product, health authorities require post-marketing surveillance of adverse events, and they may request a post-marketing study to provide additional information regarding the risks and benefits of the product. Takeda’s R&D engine is focused on translating science into highly innovative, life-changing medicines that make a critical difference to patients. Takeda supports dedicated R&D efforts across three areas: Innovative Biopharma, Plasma- Derived Therapies (“PDT”) and Vaccines. The R&D engine for Innovative Biopharma is the largest component of our R&D investment and has produced exciting new molecular entities (“NMEs”) that represent potential best-in-class and/or first-in-class medicines in areas of high unmet medical need across our core therapeutic areas (Gastrointestinal and inflammation, neuroscience, oncology, and rare genetics and hematology). We are working to harness the potential of cell and gene therapies by investing in new capabilities and next-generation platforms internally and through a network of partnerships. We are embracing data and digital technologies to improve the quality of innovation and accelerate execution. Takeda’s pipeline is positioned to support both the near-term and long-term sustained growth of the company. Once first approval of a product is achieved, Takeda R&D is equipped to support geographic expansions of such approval and approvals in additional indications, as well as post-marketing commitment and potential additional formulation work. Takeda’s R&D team works closely with the commercial functions to maximize the value of marketed products and reflect commercial insights in its R&D strategies and portfolio. In addition to our concentrated efforts to increase our in-house R&D capabilities, external partnerships with third-party

- 30 - partners are a key component of our strategy for enhancing our R&D pipeline. Our strategy to expand and diversify our external partnerships allows us to take part in research of a wide variety of new products and increases the chances that we will be able to take part in a major research-related breakthrough. Our key in-house R&D facilities include: • Greater Boston Area Research and Development Site: Our Boston R&D site is located in Cambridge, Massachusetts in the United States. It is the center of our global gastrointestinal and inflammation, oncology, and rare genetics and hematology R&D, and also supports R&D in other areas including plasma-derived therapies and vaccines, as well as research in immunomodulation and biologics. The site is home to the Takeda Cell Therapy engine with a state-of-the-art cell therapy manufacturing facility. Furthermore, Takeda signed a 15-year lease for an approximately 600,000 square foot state-of-the-art R&D and office facility under construction in Kendall Square, which Takeda plans to occupy from 2026. • Shonan Heath Innovation Park: Located in Fujisawa and Kamakura in Kanagawa Prefecture in Japan, the Shonan Health Innovation Park (“Shonan iPark”) was opened in 2018 when Takeda transformed its Shonan Research Center into the first pharma-led science park in Japan by opening its doors to external parties and is the primary location for Takeda’s neuroscience research. To attract more diverse partners and to further the success of the Shonan iPark, Takeda transferred ownership rights of Shonan iPark to a trustee in 2020 and transferred operation of Shonan iPark to a company established by Takeda in 2023. Takeda, as a flagship tenant, is committed to invigorating life science research in Japan. • San Diego Research and Development Site: Our R&D site located in San Diego, California in the United States supports R&D in the gastrointestinal and inflammation and neuroscience areas. The San Diego research center operates as a “biotech-like” site and leverages internal capabilities such as structural biology and biophysics to catalyze research internally and externally. • Vienna, Austria Research and Development Site: Our R&D site, located in Vienna, Austria, supports programs in R&D and in PDT. The research center focuses on biologics programs in R&D and contains manufacturing sites for plasma derived products. Major progress on R&D events since April 2022 are listed as follows: R&D pipeline Gastrointestinal and Inflammation In Gastrointestinal and Inflammation, Takeda focuses on delivering innovative, life-changing therapeutics for patients with gastrointestinal diseases including those of the liver as well as other immune-mediated inflammatory diseases. Takeda is maximizing the potential of our inflammatory bowel disease (IBD) franchise around ENTYVIO, including development of a subcutaneous formulation and expansion into other indications such as active chronic pouchitis. Takeda is also expanding its position with GATTEX/REVESTIVE, and ALOFISEL which is currently in Phase 3 trial to support further potential geographic expansion in the U.S. Furthermore, Takeda is progressing a pipeline built through in-house discovery, partnerships and business development, exploring opportunities in inflammatory diseases (IBD, celiac disease, psoriasis, psoriatic arthritis, system lupus erythematosus, others), select liver diseases, and motility disorders. Fazirsiran (TAK-999) is an example of an addition through partnership and a potential first-in-class RNAi for alpha-1 antitrypsin-deficiency associated liver disease in late-stage development. TAK-279 is an example of an acquisition through business development of a late-stage, potential best-in-class oral allosteric tyrosine kinase 2 (TYK2) inhibitor with potential to treat inflammatory diseases. Note: Therapeutic area name is now “Gastrointestinal and Inflammation” (previously called “Gastroenterology (GI)”), expanding the GI identity, to better reflect our pipeline today and our broad ambition in immune-mediated disease. ENTYVIO / Generic name: vedolizumab – In February 2023, Takeda announced late-breaking data from the Phase 3 GRAPHITE study presented at the 2023 Tandem Meetings, demonstrating vedolizumab achieved a statistically significant and clinically meaningful

- 31 - improvement in lower gastrointestinal (GI) acute graft-versus-host disease (aGvHD)-free survival by Day 180 after allogeneic hematopoietic stem cell transplantation (allo-HSCT) with no relevant differences in safety profile versus placebo. The Phase 3, randomized, double-blind, placebo-controlled, multicenter GRAPHITE study evaluated the efficacy and safety of vedolizumab as prophylaxis for intestinal aGvHD in patients undergoing allo-HSCT from unrelated donors for the treatment of hematological malignancies. The study met its primary endpoint, with vedolizumab achieving a statistically significant improvement in intestinal aGvHD-free survival versus placebo by Day 180 after allo-HSCT (85.5% of patients in the vedolizumab arm versus 70.9% in the placebo arm [HR=0.45; 95% CI: 0.27, 0.73; p<0.001]). No relevant differences in safety profile between the vedolizumab and placebo arms were observed, and no new safety signals were identified. Treatment-related adverse events were reported in 24.8% versus 28.4%, and treatment related serious adverse events in 8.5% versus 6.5% of patients treated with placebo versus vedolizumab, respectively. – In March 2023, Takeda announced that the Japanese Ministry of Health, Labour and Welfare (MHLW) approved the use of ENTYVIO Pens for subcutaneous (SC) injection 108 mg / Syringes for SC injection 108 mg (ENTYVIO SC) as maintenance therapy for moderate to severe ulcerative colitis patients with inadequate response to conventional treatment. This approval is based on the MLN0002SC-3027 and MLN0002SC-3030 clinical trials, which are international Phase 3 trials to evaluate the efficacy and safety of Entyvio SC as a maintenance therapy. SC delivery may reduce the number of personnel, equipment, facilities and time necessary for preparation of the intravenous formulation, which may minimize errors in administration of the drug. It is also intended to provide ease of handling, convenience, and reduce the time required per administration. – In March 2023, Takeda announced that the New England Journal of Medicine (NEJM) published positive data from the Phase 4 EARNEST study of vedolizumab for the treatment of chronic pouchitis. The published results showed the Phase 4 EARNEST study met its primary efficacy endpoint of clinical and endoscopic remission, as measured by modified Pouchitis Disease Activity Index (mPDAI), at Week 14 in 31% of participants (16 out of 51) receiving vedolizumab versus 10% (5 out of 51) receiving placebo (95% CI: 5 to 38 percentage point [p.p.] difference; p=0.01). This improved outcome compared with placebo was also seen at the equivalent secondary endpoint at Week 34 (35% of vedolizumab patients [18 out of 51] achieved mPDAI remission compared with 18% [9 out of 51] on placebo [95% CI: 0 to 35 p.p. difference]). Serious adverse events occurred in 6% (3 out of 51) and 8% (4 out of 51) of patients in the vedolizumab and placebo groups, respectively. No new safety signals were identified. – In April 2023, Takeda announced that the U.S. Food and Drug Administration (FDA) accepted for review its Biologics License Application (BLA) resubmission for the investigational subcutaneous (SC) administration of ENTYVIO for maintenance therapy in adults with moderately to severely active ulcerative colitis (UC) after induction therapy with ENTYVIO intravenous (IV). The resubmission is intended to address FDA feedback in a December 2019 Complete Response Letter (CRL). Since receiving the CRL Takeda has worked closely with the FDA to address the Agency’s feedback; this resubmission package includes additional data collected to investigate the use of subcutaneous administration of Entyvio. The contents of the letter were unrelated to the IV formulation of Entyvio, the clinical safety and efficacy data, and conclusions from the pivotal VISIBLE 1 trial supporting the Entyvio SC BLA. VISIBLE 1 assessed the safety and efficacy of a SC formulation of Entyvio as maintenance therapy in 216 adult patients with moderately to severely active UC who achieved clinical response at week 6 following two doses of open-label vedolizumab intravenous therapy at weeks 0 and 2. The primary endpoint was clinical remission at week 52, which was defined as a total Mayo score of ≤2 and no subscore >1. Takeda expects a decision from the FDA by the end of 2023. Development code: TAK-999 / Generic name: fazirsiran – In June 2022, Takeda and Arrowhead Pharmaceuticals Inc. announced that results from a Phase 2 clinical study (AROAAT-2002) of investigational fazirsiran for the treatment of liver disease associated with alpha-1 antitrypsin deficiency (AATD-LD) were published in the New England Journal of Medicine (NEJM) and presented in an oral presentation at The International Liver Congress 2022 - The Annual Meeting of the European Association for the Study of the Liver (EASL). Fazirsiran is a potential first-in-class investigational RNA interference (RNAi) therapy designed to reduce the production of mutant alpha-1 antitrypsin protein (Z-AAT) as a potential treatment for the rare genetic liver disease associated with AATD. Fazirsiran was granted Breakthrough Therapy Designation (BTD) in July 2021 and Orphan Drug Designation in February 2018 for the treatment of AATD from the U.S. Food and Drug Administration (FDA).

- 32 - – In January 2023, Takeda and Arrowhead Pharmaceuticals Inc. announced topline results from the Phase 2 SEQUOIA clinical study of investigational fazirsiran. SEQUOIA is a placebo-controlled, multi-dose, Phase 2 study to determine the safety, tolerability, and pharmacodynamic effect of fazirsiran in 42 patients with AATD- LD. Patients receiving 25 mg, 100 mg, or 200 mg of fazirsiran who had baseline fibrosis (n=16) demonstrated a dose dependent mean reduction in serum Z-AAT concentration at Week 48 of 74%, 89%, and 94%, respectively. All three doses led to a dramatic reduction in total liver Z-AAT with a median reduction of 94% at the postbaseline liver biopsy visit. In addition, PAS-D globule burden, a histological measure of Z-AAT accumulation, was reduced from a baseline mean of 5.9 to a post baseline mean of 2.3 at the postbaseline liver biopsy visit. Improvement in portal inflammation was observed in 42% of patients while only 7% showed worsening. Also, 50% of patients achieved an improvement in fibrosis of at least one point by METAVIR stage. In contrast, by Week 48 patients receiving placebo who had baseline fibrosis (n=9) saw no meaningful changes from baseline in serum Z-AAT, a 26% increase in liver Z-AAT, no meaningful change in PAS-D globule burden, no placebo patients experienced an improvement in portal inflammation while 44% experienced worsening, and 22% of placebo patients experienced worsening while 38% experienced an improvement in fibrosis at the postbaseline liver biopsy visit. Fazirsiran has been well tolerated with treatment emergent adverse events reported to date generally well balanced between fazirsiran and placebo groups. There were no treatment- emergent adverse events leading to drug discontinuation, dose interruptions, or premature study withdrawals in any study group. Compared with placebo, no dose-dependent or clinically meaningful changes were observed in pulmonary function tests over 1 year with fazirsiran. The companies also provided an outline of a Phase 3 study that was co-developed by Takeda and Arrowhead and is being conducted by Takeda. Development code: TAK-625 / Generic name: maralixibat chloride – In December 2022, Takeda announced that it has received Orphan Drug Designation from the Japanese Ministry of Health, Labour and Welfare (MHLW) for maralixibat chloride for the expected indications of Alagille syndrome (ALGS) and progressive familial intrahepatic cholestasis (PFIC). Currently, there are no treatments approved for the treatment of ALGS or PFIC in Japan. Maralixibat is in Phase 3 clinical trials in Japan for the treatment of ALGS and PFIC. Development code: TAK-279 – In December 2022, Takeda announced that it would acquire all of the capital stock of Nimbus Lakshi, Inc., a wholly owned subsidiary of Nimbus Therapeutics, LLC, that owns or controls the intellectual property rights and other associated assets related to TAK-279 (formerly known at Nimbus as NDI-034858) from Nimbus Therapeutics, LLC. TAK-279 is a highly selective, oral allosteric tyrosine kinase 2 (TYK2) inhibitor being evaluated for the treatment of multiple autoimmune diseases following successful Phase 2b results in psoriasis. In February 2023, Takeda completed the acquisition of Nimbus Lakshmi, Inc. and TAK-279 which has the potential to demonstrate best-in-class efficacy, safety and convenience in psoriasis as well as multiple other immune-mediated diseases, including inflammatory bowel disease, psoriatic arthritis and systemic lupus erythematosus. This acquisition strengthens Takeda’s growing late-stage pipeline and potentially expands its portfolio and patient impact across multiple indications, reinforcing Takeda’s ability to maintain strong growth globally in the mid- to long-term. – In March 2023, Takeda announced positive results from a Phase 2b clinical trial of TAK-279 in patients with moderate-to-severe plaque psoriasis. The study met its primary and secondary endpoints, with a statistically significant greater proportion of TAK-279 patients achieving Psoriasis Area and Severity Index (PASI) 75, 90 and 100 in the 5mg, 15mg and 30mg dosing arms compared to placebo at 12 weeks. These data were presented during a late-breaking session at the American Academy of Dermatology (AAD) Annual Meeting. Results showed a significantly greater proportion of patients achieved PASI 75 at doses ≥5mg at 12 Weeks. At the highest dose of TAK-279, 46% of patients achieved PASI 90 and 33% achieved PASI 100 at 12 weeks, indicating a near-total or total clearance of skin lesions. The frequency of adverse events (AEs) was 53-62% in the treatment arms and 44% in the placebo arm. Most events were mild to moderate in severity. Two serious AEs occurred in one patient (15mg) and were considered unrelated. Changes in laboratory parameters were consistent with known effects of allosteric TYK2 inhibition. Based on these Phase 2b results, Takeda will initiate a Phase 3 study of TAK-279 in psoriasis in FY2023. Takeda expects topline results from a Phase 2b study in psoriatic arthritis in FY2023 and will be evaluating TAK-279 in additional immune-mediated diseases including

- 33 - systemic lupus erythematosus (SLE) and inflammatory bowel disease (IBD). Other indications will be explored in the future. Neuroscience In Neuroscience, Takeda is focusing its R&D investments on potentially transformative treatments for neurological and neuromuscular diseases of high unmet need and building its pipeline through a combination of in-house expertise and partnerships. By harnessing advances in disease biology understanding, translational tools, and innovative modalities, Takeda is primarily focusing on rare neurology, in particular, on potential investigative therapies for sleep-wake disorders such as narcolepsy and idiopathic hypersomnia with a franchise of orexin-2 receptor agonists (TAK-861, danavorexton (TAK-925), etc.), rare epilepsies with soticlestat (TAK-935) and central nervous system (CNS) and somatic symptoms of Hunter Syndrome with pabinafusp alfa (TAK-141). Additionally, Takeda makes targeted investments to investigate well-defined segments of neuromuscular diseases, neurodegenerative diseases and movement disorders. Note: Pabinafusp alfa (TAK-141) and TAK-611 will be developed in Neuroscience starting from FY2023 Q1 and may benefit from Neuroscience’s CNS expertise. Development code: TAK-994 – In June 2022, Takeda decided not to proceed with further development activities of TAK-994 following an assessment of the benefit/risk profile. After a safety signal had emerged in Phase 2 studies of TAK-994 (TAK- 994-1501 study and TAK-994-1504 study), in October 2021, Takeda had decided to stop both Phase 2 studies early. Development code: TAK-611 – In June 2022, Takeda announced that it has received Orphan Drug Designation from the Japanese Ministry of Health, Labour and Welfare (MLHW) for its recombinant human arylsulfatase A (rhASA) TAK-611 for the expected indication of Metachromatic Leukodystrophy (MLD). Currently, there are no treatments indicated for MLD in Japan. TAK-611 is an rhASA for enzyme replacement therapy for MLD, and global Phase 2b studies and other studies are ongoing. Oncology In Oncology, we aspire to cure cancer, with inspiration from patients and innovation from everywhere. We are focused on: (1) building on our legacy in hematologic malignancies with marketed products (NINLARO, ADCETRIS, and ICLUSIG, etc.) and pipeline programs; (2) growing a solid tumor portfolio with marketed lung cancer products (ALUNBRIG and EXKIVITY), and development programs in other areas, including colorectal cancer with fruquinitinib (TAK-113); and (3) advancing a cutting-edge pipeline focused on the power of innate immunity. ADCETRIS / Generic name: brentuximab vedotin – In May 2022, Takeda announced that it received an approval from the Japanese Ministry of Health, Labour and Welfare (MHLW) for a partial change in approved items of the manufacturing and marketing approval of ADCETRIS as a first- line treatment for CD30-positive Hodgkin lymphoma in pediatric patients. – In May 2022, Takeda and Seagen Inc. announced the overall survival (OS) data from the Phase 3 ECHELON- 1 clinical trial of an ADCETRIS plus chemotherapy combination. The data was presented in an oral session at the 59th American Society of Clinical Oncology (ASCO) Annual Meeting and at the 27th European Hematology Association (EHA) Annual Meeting. Data from the ECHELON-1 trial demonstrated a statistically significant improvement in OS in adult patients with previously untreated Stage III or IV classical Hodgkin lymphoma treated with ADCETRIS plus doxorubicin, vinblastine and dacarbazine (A+AVD) vs. doxorubicin, bleomycin, vinblastine, and dacarbazine (ABVD). With approximately six years median follow up (73 months), patients receiving A+AVD had a 41 percent reduction in the risk of death (hazard ratio [HR] 0.59; 95% confidence interval [CI]: 0.396 to 0.879), with an estimated OS rate (95% CI) of 93.9% (91.6, 95.5) at 6 years. The safety profile of ADCETRIS was consistent with previous studies, and no new safety signals were observed.

- 34 - – In February 2023, Takeda announced that it submitted an application in Japan seeking approval of a partial change to the manufacturing and marketing authorization for ADCETRIS concerning the indications, dosage and administration of the drug for the treatment of relapsed or refractory CD30-positive cutaneous T-cell lymphoma (CTCL). The application is based on the results of ALCANZA (C25001), a Phase 3 clinical trial conducted outside of Japan evaluating the efficacy and safety of ADCETRIS in patients with relapsed or refractory CD30-positive cutaneous T-cell lymphoma (CTCL), and the results of SGN-35-OU, a Phase 2 investigator-initiated clinical trial in Japan, which evaluated the efficacy and safety of ADCETRIS in Japanese patients. VECTIBIX / Generic name: panitumumab – In June 2022, Takeda announced the data from the PARADIGM, a Phase 3 clinical trial of VECTIBIX in chemotherapy- naive Japanese patients with unresectable advanced recurrent colorectal cancer with wild-type RAS gene, was presented at the Plenary Session of the American Society of Clinical Oncology (ASCO) Annual Meeting. PARADIGM is the first prospective trial to evaluate appropriate treatment options for metastatic colorectal cancer patients with wild-type RAS gene and left-side primary tumor (descending colon, sigmoid colon, and rectum). The results of the trial showed that the mFOLFOX6 + VECTIBIX combination provides a statistically significant improvement in overall survival (OS) over the mFOLFOX6 + bevacizumab combination in patients with a left-sided primary tumor or regardless of tumor locations (median OS for left-sided tumors: 37.9 vs. 34.3, HR=0.82 [95.798% CI: 0.68-0.99], p=0.031, overall median OS: 36.2 vs. 31.3, HR=0.84 [95% CI: 0.72-0.98], p=0.030). The safety profile of VECTIBIX administration in this study was similar to clinical study results previously published. In April 2023, the results of this trial were published in the Journal of the American Medical Association (JAMA). ICLUSIG / Generic name: ponatinib – In November 2022, Takeda announced that the randomized, Phase 3 PhALLCON trial met its primary endpoint, demonstrating that adult patients with newly-diagnosed Philadelphia chromosome-positive acute lymphoblastic leukemia (Ph+ ALL) treated with ICLUSIG plus reduced-intensity chemotherapy achieved higher rates of minimal residual disease (MRD)-negative complete remission (CR) compared to imatinib. The PhALLCON study is the first Phase 3 randomized, international, open-label multicenter trial, and the only head-to-head study, evaluating the efficacy and safety of two tyrosine kinase inhibitor (TKIs) in combination with reduced-intensity chemotherapy as a frontline therapy for adult patients with newly diagnosed Ph+ ALL. In the trial, no new safety signals were observed. EXKIVITY / Generic name: mobocertinib – In January 2023, Takeda announced that EXKIVITY has been approved by the National Medical Products Administration (NMPA) of China for the treatment of adult patients with locally advanced or metastatic non-small cell lung cancer (NSCLC) with epidermal growth factor receptor (EGFR) Exon20 insertion mutations, whose disease has progressed on or after platinum-based chemotherapy. EXKIVITY has shown clinically meaningful and durable responses in patients with locally advanced or metastatic EGFR Exon20 insertion+ NSCLC and is now the first and only treatment available for this patient population in China. EXKIVITY, an oral tyrosine kinase inhibitor designed to target Exon20 insertions, was reviewed as part of the NMPA’s Breakthrough Therapy program. This approval is based on the results from the platinum-pretreated population in the Phase 1/2 trial of EXKIVITY. Full approval for this indication may be contingent upon verification of clinical benefit in a confirmatory trial. Rare Genetics and Hematology In Rare Genetics and Hematology, Takeda focuses on several areas of high unmet medical need. In hereditary angioedema, Takeda aspires to transform the treatment paradigm, including through TAKHZYRO, with continued investment in lifecycle management programs. In rare hematology, Takeda focuses on addressing today’s needs in the treatment of bleeding disorders, including through ADVATE and ADYNOVATE/ADYNOVI, as well as on the development of pipeline assets including apadamtase alfa/cinaxadamtase alfa (TAK-755) for the treatment of immune thrombotic

- 35 - thrombocytopenic purpura (iTTP) and congenital thrombotic thrombocytopenic purpura (cTTP). In addition, Takeda aims to redefine the management of post-transplant cytomegalovirus (CMV) infection/disease with LIVTENCITY. While we recently decided to discontinue discovery and pre-clinical activities in adeno-associated virus (AAV) gene therapy, Takeda remains committed to fulfilling our vision to deliver life-transforming medicines to patients with rare diseases. TAKHZYRO / Generic name: lanadelumab – In April 2022, Takeda announced that the Phase 3 SPRING study evaluating the safety profile and pharmacokinetics of TAKHZYRO in patients 2 to <12 years of age is complete and has met its primary objectives. The safety profile was consistent with that seen in the clinical program for patients 12 years of age and older; there were no serious adverse events and no dropouts due to adverse events. The study also successfully reached the secondary objective evaluating the clinical activity/outcome of TAKHZYRO in preventing hereditary angioedema (HAE) attacks as well as characterizing the pharmacodynamics of TAKHZYRO in pediatric subjects 2 to <12 years of age. – In July 2022, Takeda announced late-breaking data from the Phase 3 SPRING study presented at the European Academy of Allergy and Clinical Immunology (EAACI) Hybrid Congress 2022. The primary objective of the open- label, multicenter, Phase 3 (SPRING) study was to evaluate the safety and pharmacokinetics (PK) of TAKHZYRO in patients aged 2 to <12 years with HAE. Clinical outcomes (prevention of HAE attacks) were measured as a secondary objective. In this study, HAE patients received a dose of 150 mg every 4 weeks in patients 2 to <6 years and every 2 weeks in patients aged 6 to <12 years. TAKHZYRO reduced the rate of HAE attacks in children by a mean of 94.8% compared to baseline, from 1.84 attacks per month to 0.08 attacks during treatment. The majority of patients (76.2%) were attack-free during the 52-week treatment period with an average of 99.5% attack-free days. No deaths or serious treatment-emergent adverse events (TEAEs) were reported during the study, and no patients withdrew from the study due to TEAEs. These results are consistent with earlier studies with adult and adolescent patients. These data will be submitted to global regulatory authorities to evaluate a potential label expansion for TAKHZYRO to include the younger patient population. – In February 2023, Takeda announced that the U.S. Food and Drug Administration (FDA) approved the supplemental Biologics License Application (sBLA) for the expanded use of TAKHZYRO for prophylaxis to prevent attacks of hereditary angioedema (HAE) in pediatric patients 2 to <12 years of age. The application was granted for priority review by the FDA. The sBLA approval was supported by extrapolation of efficacy data from the HELP Study, a Phase 3 trial that included patients 12 to <18 years of age, and additional pharmacokinetic analyses showing similar drug exposures between adults and pediatric patients, as well as safety and pharmacodynamic data from the SPRING Study, an open-label Phase 3 trial in HAE patients 2 to <12 years of age. Prior to this approval, children with HAE 2 to <6 years of age had no approved prophylaxis treatment, making TAKHZYRO the first prophylaxis treatment for this age group. LIVTENCITY / Generic name: maribavir – In April 2022, Takeda announced that it presented four company-sponsored abstracts on LIVTENCITY at the Tandem Transplantation & Cellular Therapy Meetings in Salt Lake City, Utah, and the 32nd European Congress of Clinical Microbiology and Infectious Diseases (ECCMID) in Lisbon, Portugal. The abstracts include an exploratory analysis of the Phase 3 SOLSTICE trial showing LIVTENCITY-treated patients with post-transplant cytomegalovirus (CMV) infections/disease had reductions in hospitalizations (34.8%; p=0.021) and length of hospital stay (53.8%; p=0.029), compared to those treated with conventional antiviral therapies. In addition, a post-hoc, sub-group analysis of the Phase 3 SOLSTICE trial showed shorter time to first confirmed CMV DNA level less than the lower limit of quantification (<LLOQ) with LIVTENCITY, compared to conventional antiviral therapies, which was consistent with previously reported findings. – In November 2022, Takeda announced that the European Commission (EC) has granted Marketing Authorization for LIVTENCITY for the treatment of CMV infection and/or disease that is refractory (with or without resistance) to one or more prior therapies, including ganciclovir, valganciclovir, cidofovir or foscarnet, in adult patients who have undergone a hematopoietic stem cell transplant (HSCT) or solid organ transplant (SOT). The centralized marketing authorization is valid in all EU member states as well as in Iceland, Liechtenstein, Norway, and Northern Ireland, and was based on the Phase 3 SOLSTICE trial, which evaluated the safety and efficacy of LIVTENCITY versus conventional antiviral therapies (ganciclovir, valganciclovir, cidofovir or foscarnet) for the

- 36 - treatment of adult HSCT and SOT recipients with CMV infection refractory (with or without resistance) to prior therapies. – In December 2022, Takeda announced that in the AURORA trial, a Phase 3, multicenter, randomized, double- blind, double-dummy, active-controlled study to assess the efficacy and safety of LIVTENCITY compared to valganciclovir for the treatment of CMV infection in HSCT recipients, LIVTENCITY demonstrated clinically meaningful efficacy in confirmed CMV viremia clearance, but did not meet its primary endpoint of non-inferiority vs. valganciclovir (maribavir 69.6% [190/273] vs. valganciclovir 77.4% [212/274]; adjusted difference, -7.7%; 95% CI: -14.98, -0.36), based on the prespecified non-inferiority margin of 7%. The primary endpoint was defined as the proportion of patients who achieved confirmed CMV viremia clearance (plasma CMV DNA <LLOQ; <137 IU/mL) after exclusively LIVTENCITY compared to valganciclovir at end of treatment phase (Week 8). At Week 16, the key secondary endpoint, 52.7% of patients treated with LIVTENCITY achieved a numerically higher maintenance effect of CMV viremia clearance and symptom control from Week 8 vs. 48.5% for valganciclovir. Sustained maintenance effect was observed with LIVTENCITY during post-treatment evaluations at Week 12 (LIVTENCITY 59.3%, valganciclovir 57.3%) and Week 20 (LIVTENCITY 43.2%, valganciclovir 42.3%). Study reaffirmed LIVTENCITY’s favorable safety profile, given valganciclovir’s higher incidence of treatment-emergent neutropenia (63.5% vs. 21.2% for LIVTENCITY) and higher rate of premature discontinuation of therapy due to neutropenia (17.5% vs. 4% for LIVTENCITY). Nausea (27.5%) and dysgeusia (25.6%) were the most common adverse events reported with LIVTENCITY. Takeda remains committed to the transplant community and is engaging with regulatory authorities to discuss AURORA study outcomes. ADYNOVATE/ADYNOVI / Generic name: antihemophilic factor (recombinant), PEGylated – In June 2022, Takeda announced that it submitted a Supplemental New Drug Application (sNDA) of ADYNOVATE for a partial change in approved items of the manufacturing and marketing approval, which is for dosage and administration in prophylaxis use in Japan. The application is based primarily on the results of the global Phase 3 clinical trials, CONTINUATION study and PROPEL study. FIRAZYR / Generic name: icatibant – In August 2022, Takeda announced that it received an approval from the Japanese Ministry of Health, Labour and Welfare (MHLW) for a partial change in approved items of the manufacturing and marketing approval for FIRAZYR as a treatment for pediatric patients two years of age or older with hereditary angioedema (HAE). The approval is based primarily on a Japanese Phase 3 open-label trial and a Phase 3 open-label trial outside of Japan evaluating the safety, efficacy and pharmacokinetics of subcutaneous administration of FIRAZYR in pediatric HAE patients aged between two and 18 years. Development code: TAK-755 / Generic name: apadamtase alfa/cinaxadamtase alfa – In December 2022, Takeda announced that it has received Orphan Drug Designation from the Japanese Ministry of Health, Labour and Welfare (MHLW) for TAK-755 for the expected indication of thrombotic thrombocytopenic purpura (TTP). As the first recombinant ADAMTS13 (rADAMTS13) drug targeting TTP, TAK-755 is developed globally for the treatment of congenital TTP (cTTP) and acquired (immune) TTP (iTTP). – In January 2023, Takeda announced that the totality of evidence from a pre-planned interim analysis of a pivotal Phase 3 study supports the efficacy and safety of TAK-755 as enzyme replacement therapy for cTTP. The study evaluated TAK-755 compared to plasma-based therapies, which are the current standard of care (SoC), in a randomized cross-over study. The interim results showed that TAK-755 reduced the incidence of thrombocytopenia events by 60% (95% Confidence Interval, 30%-70%), an important marker of disease activity in cTTP, as compared to SoC. The proportion of subjects experiencing adverse events determined to be related to the treatment was substantially lower among subjects during treatment with TAK-755 (8.9%) compared to that while receiving SoC therapy (47.7%). Based on these data from the Phase 3 interim analysis, Takeda aims to seek marketing authorization for TAK-755 as the first rADAMTS13 replacement therapy for cTTP, a disorder with considerable unmet patient need.

- 37 - Plasma-Derived Therapies (PDT) Takeda has created a dedicated PDT business unit with a focus to manage the business end-to-end, from plasma collection to manufacturing, R&D, and commercialization. In PDT, we aspire to develop life-saving plasma derived treatments which are essential for patients with a variety of rare and complex chronic diseases. The dedicated R&D organization in PDT is charged with maximizing the value of existing therapies, identifying new targeted therapies, and optimizing efficiencies of current product manufacturing. Near-term, our priority is focused on delivering value from our broad immunoglobulin portfolio (HYQVIA, CUVITRU, GAMMAGARD and GAMMAGARD S/D) through pursuit of new indications, geographic expansions, and enhanced patient experience through integrated healthcare technologies. In our hematology and specialty care portfolio, our priority is pursuing new indication and formulation development opportunities for PROTHROMPLEX (4F-PCC), FEIBA, CEPROTIN and ARALAST. Additionally, we are developing next generation immunoglobulin products with 20% fSCIg (TAK-881), IgG Low IgA (TAK-880) and pursuing other early stage opportunities (e.g. hypersialylated Immunoglobulin (hsIgG)) that would add to our diversified commercial portfolio of more than 20 therapeutic products distributed worldwide. HYQVIA / Generic name: Immunoglobulin (IG) Infusion 10% (Human) w/ Recombinant Human Hyaluronidase – In July 2022, Takeda announced that ADVANCE-1, a randomized, placebo-controlled, double-blind Phase 3 clinical trial evaluating HYQVIA for the maintenance treatment of chronic inflammatory demyelinating polyradiculoneuropathy (CIDP), met its primary endpoint. The pivotal ADVANCE-1 clinical trial evaluated the efficacy, safety and tolerability of HYQVIA in 132 adult patients with CIDP who had been on a stable dosing regimen of intravenous immunoglobulin (IVIG) therapy for at least three months prior to infusion. Analysis of the primary endpoint shows that HYQVIA, when administered at the same dose and dosing interval as the patient’s previous IVIG, reduced CIDP relapse as compared to placebo [9.7% vs 31.4%, respectively; p-value = 0.0045], as measured by Inflammatory Neuropathy Cause and Treatment (INCAT). The majority of patients in the study received a four-week dosing regimen of HYQVIA. Of the 62 patients treated with HYQVIA, the majority of treatment-related adverse events were reported as mild or moderate. No new safety risks were reported with HYQVIA. The safety profile of HYQVIA in CIDP will be further supported by data from the ongoing ADVANCE-3 clinical trial, the longest extension study of its kind with up to six years of follow-up data on some participants. With full data analyses, Takeda submitted applications for HYQVIA to regulatory authorities in the United States and European Union in fiscal year 2022. – In April 2023, Takeda announced that the U.S. Food and Drug Administration (FDA) approved a supplemental biologics license application (sBLA) to expand the use of HYQVIA to treat primary immunodeficiency (PI) in children 2-16 years old. The FDA approval of HYQVIA for the treatment of PI in pediatric patients was based on evidence from a pivotal, prospective, open-label, non-controlled Phase 3 clinical trial that included 44 PI patients between the ages of 2 and 16. During the 12-month trial period, HYQVIA was shown to be efficacious with respect to the occurrence of acute serious bacterial infections (aSBIs), a primary endpoint. The mean aSBI rate per year was 0.04 and was statistically significantly lower (with an upper 1-sided 99% confidence interval of 0.21, p<0.001) than the predefined success rate of less than one aSBI per subject per year, favoring efficacy of HYQVIA treatment in pediatric subjects with PI diseases. Results from the interim data analysis, where all subjects completed 12 months of participation (one year of observation period) in the study, indicated similar safety profiles to adults. CUVITRU / Generic name: Immunoglobulin (IG) Infusion 20% (Human) – In October 2022, Takeda announced that it submitted a New Drug Application (NDA) to the Japanese Ministry of Health, Labour and Welfare (MHLW) for manufacturing and marketing approval of a subcutaneous injection of 20% human immunoglobulin for the expected indications of agammaglobulinemia and hypogammaglobulinemia. The application is based primarily on a Phase 3 trial in Japanese patients with primary immunodeficiency syndrome (PID) and two Phase 2/3 trials outside of Japan in patients with PID. In these trials, the subcutaneous injection of 20% human immunoglobulin demonstrated its efficacy and safety as a treatment for patients with agammaglobulinemia or hypogammaglobulinemia.

- 38 - CEPROTIN / Generic name: Human Dry Protein C Concentrate (Development code: TAK-662) – In April 2023, Takeda announced that it submitted a New Drug Application (NDA) to the Japanese Ministry of Health, Labour and Welfare (MHLW) for manufacturing and marketing approval of human dry protein C concentrate (TAK-662) for the treatment of venous thromboembolism and purpura fulminans caused by congenital protein C deficiency, as well as for the suppression of thrombi. The application is based primarily on a Phase 1/2 trial in Japanese patients with congenital protein C deficiency and two Phase 2/3 trials (IMAG-098 and 400101) outside of Japan in patients with congenital protein C deficiency. In these trials, TAK-662 demonstrated its efficacy and safety as a treatment for congenital protein C deficiency. Vaccine In Vaccines, Takeda is applying innovation to tackle some of the world’s most challenging infectious diseases such as dengue (QDENGA (development code: TAK-003)), COVID-19 (NUVAXOVID), and zika (TAK-426). To support the expansion of our pipeline and the development of our programs, we have entered into partnerships with government organizations in Japan and the U.S., and leading global institutions. Such partnerships have been essential in building the critical capabilities that will be necessary to deliver on our programs and realize their full potential. SPIKEVAX (formerly COVID-19 Vaccine Moderna) Intramuscular Injection / Development code: mRNA-1273 (Japanese development code: TAK-919) – In May 2022, Takeda and Moderna, Inc. (Moderna) announced to transfer the marketing authorization in Japan for SPIKEVAX from Takeda to Moderna in Japan (Moderna Japan) as of August 1, 2022. Moderna Japan will assume responsibility for all SPIKEVAX activities, including import, local regulatory, development, quality assurance and commercialization. Takeda has agreed with Moderna that it will continue to provide distribution support under the current national vaccination campaign for Moderna COVID-19 vaccines for a transitional period. NUVAXOVID Intramuscular Injection / Development code: NVX-CoV2373 (Japanese development code: TAK-019) – In April 2022, Takeda announced that it has received manufacturing and marketing approval from the Japanese Ministry of Health, Labour and Welfare (MHLW) for NUVAXOVID Intramuscular Injection (NUVAXOVID), a novel recombinant protein-based COVID-19 vaccine, for primary and booster immunization in individuals aged 18 and older. The approval is based on interim results from a Phase 1/2 study conducted by Takeda in Japan and several studies conducted by Novavax, including two pivotal Phase 3 clinical trials in the U.K., the U.S. and Mexico, Phase 1/2 studies in Australia and the U.S., as well as safety and efficacy data from outside of Japan which was subsequently submitted for review. Interim results from the Phase 1/2 study in Japan were positive and consistent with previously reported clinical trial results. No serious adverse events were reported in the NUVAXOVID treatment group, and the vaccine candidate was well-tolerated. Additionally, studies conducted by Novavax, including Phase 1/2 studies conducted in Australia and the U.S. as well as a Phase 2 study conducted in South Africa, evaluated safety and efficacy of booster immunization. In these studies, subjects received a booster dose 6 months after primary immunization, and compared to pre-booster levels, a significant elevation of antibody titer was observed without major safety concerns. – In May 2022, Takeda announced that NUVAXOVID Intramuscular Injection (NUVAXOVID) has been designated as “special vaccination” status in Japan for primary (first and second dosing) and booster (third dosing) immunization following the revision of laws and regulations for COVID-19 vaccines specified under the Preventive Vaccination Law. NUVAXOVID is stored at refrigerated temperature of 2-8℃, like many other medicines and vaccines, which enables transportation and storage with conventional vaccine supply chain. QDENGA / Generic name: Dengue tetravalent vaccine [live,attenuated] (Development code: TAK-003) – In June 2022, Takeda announced that TAK-003 demonstrated continued protection against dengue fever through four and a half years (54 months), with no important safety risks identified, in the pivotal Phase 3 Tetravalent Immunization against Dengue Efficacy Study (TIDES) trial, which was presented at the 8th Northern European Conference on Travel Medicine (NECTM8). Through four and a half years, TAK-003 demonstrated

- 39 - 84.1% vaccine efficacy (VE) (95% CI: 77.8, 88.6) against hospitalized dengue, with 85.9% VE (78.7, 90.7) in seropositive individuals and 79.3% VE (63.5,88.2) in seronegative individuals. TAK-003 also demonstrated overall VE of 61.2% (95% CI: 56.0, 65.8) against virologically-confirmed dengue, with 64.2% VE (58.4, 69.2) in seropositive individuals and 53.5% VE (41.6, 62.9) in seronegative individuals. Observations of VE varied by serotype and remained consistent with previously reported results. TAK-003 was generally well tolerated, and there were no important safety risks identified. No evidence of disease enhancement was observed over the 54-month follow-up exploratory analysis. – In August 2022, Takeda announced that its dengue vaccine, QDENGA, was approved by the Indonesian National Agency for Drug and Food Control, Badan Pengawas Obat dan Makanan (BPOM), for the prevention of dengue disease caused by any serotype in individuals six years to 45 years of age. QDENGA is the only dengue vaccine approved in Indonesia for use in individuals regardless of previous dengue exposure and without the need for pre-vaccination testing. The approval of QDENGA is based on results through three years after vaccination from the ongoing Phase 3 TIDES trial. – In October 2022, Takeda announced that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) recommended the approval of QDENGA in Europe and in dengue-endemic countries participating in the parallel EU-M4all procedure. In December 2022, Takeda announced that the European Commission (EC) granted marketing authorization for QDENGA for the prevention of dengue disease caused by any serotype in individuals from four years of age in the European Union (EU). EC’s approval was supported by results across 19 Phase 1, 2 and 3 trials with more than 28,000 children and adults, including four and a half years of follow-up data from the global, pivotal Phase 3 TIDES trial. Takeda continues to progress regulatory filings in other dengue- endemic countries in Asia and Latin America. – In November 2022, Takeda announced that the U.S. Food and Drug Administration (FDA) has accepted and granted priority review of the Biologics License Application (BLA) for TAK-003. In the U.S., TAK-003 is being evaluated for the prevention of dengue disease caused by any dengue virus serotype in individuals 4 years through 60 years of age. TAK-003 BLA is supported by safety and efficacy data from the pivotal Phase 3 TIDES trial. – In March 2023, Takeda announced that QDENGA was approved in Brazil by the National Health Surveillance Agency (ANVISA) for the prevention of dengue caused by any of the four virus serotypes that can be found in individuals from 4 to 60 years of age. QDENGA is the only dengue vaccine approved in Brazil for use in individuals regardless of previous exposure to dengue and without the need for pre-vaccination testing. The approval is based on results across 19 Phase 1, 2 and 3 trials with more than 28,000 children and adults, including four and a half years of follow-up data from the global, pivotal Phase 3 TIDES trial. Building a sustainable research platform / Enhancing R&D collaboration In addition to our concentrated efforts to increase our in-house R&D capabilities, external partnerships with third-party partners are a key component of our strategy for enhancing our R&D pipeline. Our strategy to expand and diversify our external partnerships allows us to take part in research of a wide variety of new products and increases the chances that we will be able to take part in a major research-related breakthrough. – In October 2022, Takeda, Zedira GmbH and Dr. Falk Pharma GmbH announced a collaboration and licensing agreement to develop ZED1227/TAK-227, a Phase 2b investigational therapy for the treatment of celiac disease. TAK-227 is a potential first-in-class therapy designed to prevent the immune response to gluten in celiac disease, a serious autoimmune disease where the ingestion of gluten leads to inflammation and damage to the small intestine. There are currently no approved therapies for the treatment of celiac disease. TAK-227 is a selective, oral small molecule designed to inhibit tissue transglutaminase (TG2), an enzyme that generates immunogenic gluten peptide fragments upon the breakdown of gluten in the stomach and intestinal tissue. TAK-227 targets the dysregulated transglutaminase to prevent mucosal damage in the small intestine by preventing the body’s immune response to gluten, a disease process mediated by activation of gluten-specific T cells. Under the terms of the agreement, Takeda and Dr. Falk Pharma will conduct global clinical studies for TAK-227 in celiac disease. Takeda will receive an exclusive license to develop and commercialize TAK-227 in the United States and other territories outside of Europe, Canada, Australia and China. – In January 2023, Takeda announced that it has entered into an exclusive licensing agreement with HUTCHMED (China) Limited and its subsidiary HUTCHMED Limited, for the further development and commercialization of

- 40 - fruquintinib outside of mainland China, Hong Kong and Macau. Approved in China in 2018, fruquintinib is a highly selective and potent inhibitor of vascular endothelial growth factor receptors (VEGFR) -1, 2 and 3. Fruquintinib is orally administered and has the potential to be used across subtypes of refractory metastatic colorectal cancer (CRC), regardless of biomarker status. Positive results of FRESCO-2, the Phase 3 multi- regional clinical trial of fruquintinib in refractory metastatic CRC were presented at the European Society for Medical Oncology (ESMO) Congress in September 2022. FRESCO-2 met its primary endpoint of improving overall survival (OS) in patients with metastatic CRC and was generally well tolerated. The U.S. Food and Drug Administration (FDA) granted Fast Track designation for the development of fruquintinib for the treatment of patients with metastatic CRC in 2020. In December 2022, HUTCHMED initiated a rolling submission of a New Drug Application (NDA) for fruquintinib with the FDA, which was completed in March 2023. This will be followed by planned submission of a Marketing Authorization Application (MAA) to the European Medicines Agency (EMA) and a JNDA to the Japanese Ministry of Health, Labour and Welfare (MHLW). (3) Facility Investment (Tangible assets) The total amount of investment in tangible assets (on an acquisition basis) during the fiscal year was 185.2 billion JPY mainly for the new construction, expansion, and renewal of facilities including plasma collection centers and manufacturing sites. (4) Fund Procurement During the current fiscal year, Takeda prepaid 1,219 million USD in fixed rate unsecured senior notes in addition to redeeming 750 million EUR in floating rate unsecured senior notes on their maturity date. Additionally, Takeda repaid 75 billion JPY in Bilateral Bank Loans and efficiently refinanced them on a cost-effective basis with a new maturity of March 2029. Takeda also had short term commercial paper drawings of 40 billion JPY in the month of March 2023. The consolidated outstanding balances of bonds and loans as of March 31, 2023 were 3,658.3 billion JPY and 724.0 billion JPY respectively following the impact of the above noted debt repayment and refinancing activity during the fiscal year.

- 41 - (5) Issues for the Takeda Group to Address Takeda's Corporate Philosophy and Imperatives Our corporate philosophy tells the rich story of Takeda - who we are, what we do, how we do it, and why it matters. From our founding more than 240 years ago to today, we serve patients with integrity that also benefits society. Our imperatives - Patient-People-Planet, powered by Data, Digital and Technology (DD&T), direct where Takeda must focus to deliver on our purpose and vision, guided by our values. Our ambition is to be the most trusted, data-driven, outcomes-based digital biopharmaceutical company. Through our core business, Takeda creates long-term value for patients, shareholders and society while also sustaining positive impact for our people, communities, and the planet. Business Environment We believe that the pace of innovation in the global pharmaceutical industry is faster than ever, accelerated by the introduction of new medical technologies such as immunotherapies in oncology and cell and gene therapy. The COVID- 19 pandemic served as a catalyst for a new era in innovation, demonstrated by the remarkable speed with which life- saving vaccines and therapies were brought to millions of people around the world. While such medical innovation has improved health care outcomes, investment in health care has been rising faster than gross domestic product and the gross domestic incomes of developed countries for decades due to aging populations, lifestyle changes and the availability of more advanced solutions for complex diseases. Consequently, payers are becoming increasingly selective in determining which treatments will be reimbursed. National governments are promoting generic and biosimilar alternatives and are increasing downward pressure on drug prices. At the same time, unpredictable and escalating payment rates under the U.K.’s drug pricing and reimbursement scheme raise concerns about the impact on innovation. Meanwhile, widening gaps in access to care further demonstrate the need for better access and policies to address health inequity. We believe that a transition away from the current prevailing fee-for-service model and toward value-based health care – an approach that pays for outcomes and care quality – could slow the pace of rising health care costs while expanding coverage and improving equity. At the geopolitical level, risks are intensifying, with regional and multilateral conflicts creating an uncertain outlook for the global economy and posing risks for global companies. The lingering impacts of the COVID-19 pandemic, coupled with these geopolitical factors, have driven supply disruptions across major industries, energy price increases and labor- market pressures. Despite awareness of the economic and health impacts of global pandemics, the world’s progress in preparing for the next one remains insufficient. This lack of readiness and planning ultimately risks exposing the most vulnerable populations in the event of another global pandemic. Furthermore, public health is integrally linked to the

- 42 - impacts of climate change and, as temperatures rise, there will be challenges related to climate-accelerated diseases and access to care for patients in impacted regions. Amid this external business environment, our commitment to patients and the work we do to support them is even more important. Patient We focus on the highest unmet need, both in rare and more prevalent conditions, to deliver high-quality medicines and vaccines to patients and communities as quickly as possible. We pursue life-transforming science, generating data that may enable accelerated development and regulatory pathways, and scaling digital capabilities to drive innovation. Our research programs are based on targets with strong human validation, represent diverse modalities and leverage our growing platform capabilities in cell therapy and data science. We leverage Data, Digital & Technology (DD&T) broadly, from accelerating the pipeline to advancing digital technologies in manufacturing to drive quality and efficiency, to reimagining interactions with health care practitioners and patients. DD&T has the potential to revolutionize our business and create better experiences and outcomes for patients. Our pipeline is delivering results. In the fiscal year ended March 31, 2023 (FY2022), our dengue vaccine, QDENGA, was approved in a number of countries, including those where the disease is endemic. Reflecting our values, we are prioritizing countries with the highest burden of disease and where barriers to access for medicines and vaccines are particularly complex. Furthermore, in line with our tiered-pricing strategy, we look to adjust the price of this vaccine according to a country’s economic stage and health system maturity to ensure broader access. For more information on our major activities and progress on R&D from April 2022 to date, please refer to (2) Business Performance for Fiscal 2022, (iii) Activities and Results of Research & Development. Digital technologies are helping improve product quality and productivity at our QDENGA manufacturing facilities. In Singen, Germany, for example, we have built a vaccine facility with state-of-the-art process equipment to enhance vaccine production. We are also leveraging anti-counterfeiting technology to help ensure all product that enters the legitimate supply chain is genuine and that we can easily identify falsified counterfeit vaccines, further supporting vaccine confidence and uptake. People We recognize that no matter how far science and technology advance, meaningful change is always driven by people. Our intention is to create an exceptional, inclusive people experience that accelerates innovation for patients wherever, whenever and however we work. We are doing this by evolving our ways of working with a focus on embracing flexibility, fostering inclusion with regular face-to-face interactions and leveraging data and insights. People leaders are at the forefront, as they are responsible for implementing the best ways of working for their teams. As part of this initiative, we are transforming Takeda offices into ‘Takeda Community Spaces’ centered around employee well-being and learning. These spaces are designed for maximizing in-person interactions, where people can focus, collaborate and connect more closely in a sustainable environment. We are also upskilling employees and building in-house capabilities to create an agile and resilient organization that is positioned for long-term sustainable growth. Our Bloom online learning platform enables employees to design their professional learning journey, helping nurture a culture of lifelong learning so our people can reach their highest potential. As part of our commitment to better health, Takeda has partnered with Thrive, a behavioral health platform, to help our employees improve their overall well-being, build mental resilience and increase productivity. These components help us to build an exceptional people experience that promotes well-being and performance, embraces flexibility and emphasizes the value of regular face-to-face interactions. We believe that executing this transformation well could be a competitive advantage. Planet Takeda is committed to delivering a high standard of environmental leadership, recognizing that global warming and pollution both impact human health. It is not enough to just work towards a healthier population – we need a healthier planet as well to realize our purpose. We are taking action to reduce our environmental impact on many fronts by prioritizing clean energy solutions, progressing toward net-zero targets and working to eliminate greenhouse gas (GHG) emissions from our entire value chain. Operationally, our environmental sustainability efforts focus on achieving net-zero by 2040 in accordance with the Science Based Targets initiative's Corporate Net-Zero Standard, conserving natural resources, and designing our products with sustainability principles in mind.

- 43 - We have made notable progress towards our GHG emissions goals. Our 12-year virtual power purchase agreement with Enel North America, signed in September 2022, is expected to create up to 350,000 megawatt hours of renewable energy credits per year, accounting for approximately 20% of Takeda’s current enterprise scope 1 and 2 GHG emissions. In March 2023, we announced the opening of our first positive energy manufacturing support building in Singapore. At least 115% of the building’s energy is supplied from onsite renewable sources, and it produces more electricity than it consumes. Financial Performance Takeda’s financial performance reflects sustained momentum as we enter a new phase for our company. Our free cash flow, driven by financial discipline, margin improvement and progress in deleveraging, enables us to invest in expected growth drivers and strengthen our pipeline, while also delivering shareholder returns. Forward planning and management of our debt profile has enabled us to build resilience against inflation and minimize our exposure to interest rate increases. Our financial performance and commercial execution enable us to nurture a diverse pipeline with approximately 40 clinical stage medicines driven by our in-house R&D engine and through more than 200 partnerships. We are also reinforcing our long-term growth potential through strategic investments in internal and external opportunities to enhance the pipeline. The acquisition of TAK-279 represents a significant potential commercial opportunity. TAK-279 is a highly selective, oral allosteric tyrosine kinase 2 (TYK2) inhibitor that has the potential to offer best-in-class treatment for patients with psoriasis and other immune-mediated inflammatory diseases, including psoriatic arthritis, inflammatory bowel disease (IBD) and lupus. We aim to file a regulatory submission in psoriasis between FY2025 and FY2027, further reinforcing our efforts to deliver growth into the next decade. While we face short-term headwinds primarily due to the anticipated loss of exclusivity for VYVANSE (for attention deficit hyperactivity disorder) in the U.S. in FY2023, we believe our Growth and Launch Products* will drive topline growth in the medium-to-long term. In FY2022, we raised our outlook range for ENTYVIO (for ulcerative colitis and Crohn’s disease), currently our largest-selling product, based on its sustained global sales growth potential and our updated assumption for the timing of biosimilar competition. We expect that this momentum will be further boosted by new product launches. In the medium-to-long term, we also expect to maintain competitive margins and generate strong cash flow. We plan to continue to allocate this cash flow towards long-term growth in R&D, PDT and new product launches, and towards delivering on our commitment to shareholder returns. * Takeda’s Growth and Launch Products for FY2023 and onwards: GI: ENTYVIO, ALOFISEL Rare Diseases: TAKHZYRO, LIVTENCITY PDT Immunology: Immunoglobulin products including GAMMAGARD LIQUID/KIOVIG, HYQVIA, and CUVITRU, Albumin products including HUMAN ALBUMIN and FLEXBUMIN Oncology: ALUNBRIG, EXKIVITY Other: QDENGA Takeda’s Initiatives to Mitigate the Impact of COVID-19 Three years have passed since the outbreak of COVID-19. As vaccines and therapies have become broadly available in many countries, governments are relaxing strict measures to prevent the spread of infection, such as travel restrictions. We will continue to adhere to local public health guidance in addition to the internal protocols and monitor any potential impacts of the effects of COVID-19, including new variants, on our business activities, with the intent to protect employees' health and safety, and to ensure our medicines are available to patients who rely on them. In the fiscal year ended March 31, 2023, Takeda manufactured NUVAXOVID Intramuscular Injection, a novel recombinant protein-based COVID-19 vaccine which was licensed, with manufacturing technologies transferred, from Novavax, at its Hikari facility and distributed it in Japan. Takeda is working with Novavax to develop vaccines against the future variants including the Omicron variant. Takeda will also continue to provide distribution support in bringing an

- 44 - mRNA COVID-19 bivalent vaccine, SPIKEVAX Intramuscular Injection (Omicron targeting bivalent vaccine), to Japan through its partnership with Moderna. Takeda’s Operations in Ukraine and Russia Our commitment to patients, regardless of where they live, and to our people is unwavering and is even more important in times of crisis. Takeda is making every effort to protect our colleagues in Ukraine and to continue to supply patients in Ukraine and in the region with much needed treatments. Takeda discontinued activities in Russia that were not essential to maintaining the supply of medicines to patients. This included suspending all new investments, suspending advertising and promotion, not initiating new clinical trials and stopping enrollment of new patients in ongoing clinical trials. Our focus only on essential activities was consistent with our values and ethical responsibility to our patients in Ukraine, Russia and the region who depend on our treatments. This commitment notwithstanding, we are adhering to all international sanctions imposed on Russia. We provided our humanitarian relief, including monetary and medicine donations to benefit people affected by the conflict in Ukraine, and we will continue to assess ways to provide support to patients across the region. For the fiscal year ended March 31, 2023, revenue attributable to Russia/CIS represented 2.2% of Takeda’s total consolidated revenue of 4,027.5 billion JPY, as indicated in the Revenue by Geographic Region in 1. Current State of the Takeda Group, (2) Business Performance for Fiscal 2022, (i) Consolidated Financial Results (April 1, 2022 to March 31, 2023). There was no material financial impact on Takeda’s financial results for the current fiscal year resulting from the crisis in these countries. However, depending on the future status of the crisis, our results of operations and financial conditions could be adversely affected. Basic Policy for Profit Distribution Guided by our vision to discover and deliver life-transforming treatments, and with a focus on maintaining solid investment grade credit ratings, we will allocate capital to maximize value for patients and shareholders. Takeda's policy in the allocation of capital is as follows: • Invest in growth drivers; and • Shareholder returns. In respect of "Invest in growth drivers", Takeda makes strategic investments in internal and external opportunities to enhance the pipeline, new product launches, and plasma-derived therapies. With regard to "Shareholder returns", Takeda has adopted a progressive dividend policy of increasing or maintaining the annual dividend per share each year, alongside share buybacks when appropriate.

Financial Forecast for Fiscal 2023

Consolidated reported forecast for the fiscal year ending March 31, 2024 (FY2023) is as below:

Consolidated Reported Forecast for the Fiscal Year Ending March 31, 2024 (FY2023)

Billion JPY or percentage

	FY2022 Actual Results	FY2023 Forecast	Change versus the previous year	
Revenue	4,027.5	3,840.0	(187.5)	(4.7)%
Operating profit	490.5	349.0	(141.5)	(28.8)%
Profit before tax	375.1	185.0	(190.1)	(50.7)%
Net profit for the year (attributable to owners of the Company)	317.0	142.0	(175.0)	(55.2)%
EPS (JPY)	204.29	90.75	(113.54)	(55.6)%
Core Revenue	4,027.5	3,840.0	(187.5)	(4.7)%
Core Operating Profit	1,188.4	1,015.0	(173.4)	(14.6)%
Core EPS (JPY)	558	434	(124)	(22.2)%

[Revenue]

Takeda expects FY2023 revenue to be 3,840.0 billion JPY, a decrease of 187.5 billion JPY or 4.7% from FY2022. While continued momentum of our Growth and Launch Products is expected to largely offset the approximately 330.0 billion JPY anticipated impact from loss of exclusivities (on a CER basis), including VYVANSE (for attention deficit hyperactivity disorder) in the U.S. and AZILVA (for hypertension) in Japan, we also anticipate a lower revenue contribution from COVID-19 vaccines and an unfavorable year-on-year impact from foreign exchange rates.
Takeda does not include any significant non-core items that require adjustment in its revenue forecast; therefore, the Core revenue forecast for FY2023 is the same as the reported revenue forecast.

[Operating Profit]

Operating Profit is expected to decrease by 141.5 billion JPY, or 28.8%, to 349.0 billion JPY, reflecting the impact from loss of exclusivities and lower profit contribution from COVID-19 vaccines. We intend to seek to limit the impact on profit margins through discipline in operating expenses, while still investing in R&D and data and technology to secure long-term competitiveness.
Core Operating Profit, adjusted to exclude items unrelated to Takeda's core operations, is expected to be 1,015.0 billion JPY, a decrease of 173.4 billion JPY, or 14.6%.

[Net profit for the year (attributable to owners of the Company)]

Net profit for the year (attributable to owners of the Company) is expected to be 142.0 billion JPY, a decrease of 175.0 billion JPY, or 55.2%. In addition to the expected decline in Operating Profit of 141.5 billion JPY, net finance expenses are expected to increase by 58.2 billion JPY, mainly due to lower financial income. For these main reasons, Profit Before Tax is expected to decrease by 190.1 billion JPY, or 50.7%, to 185.0 billion JPY. The assumption for the effective tax rate is approximately 23%, which is applied to the Profit Before Tax forecast.
Reported EPS is expected to be 90.75 JPY, a decrease of 113. 54JPY, or 55.6%, and Core EPS is expected to be 434 JPY, a decrease of 124 JPY, or 22.2%.

- 45 -

Major assumptions used in preparing the FY2023 Reported Forecast

Billion JPY or percentage

	FY2022 Actual Results	FY2023 Forecast
FX rates	1 USD = 135 JPY 1 Euro = 141 JPY 1 RUB = 2.1 JPY 1 BRL = 26.3 JPY 1 CNY = 19.7 JPY	1 USD = 131 JPY 1 Euro = 141 JPY 1 RUB = 1.9 JPY 1 BRL = 25.9 JPY 1 CNY = 19.5 JPY
R&D expenses	(633.3)	(643.0)
Amortization of intangible assets associated with products	(485.1)	(480.0)
Impairment of intangible assets associated with products	(57.3)	(50.0)
Other operating income	25.4	14.0
Other operating expenses	(145.2)	(150.0)
Other Core Operating Profit adjustments	(35.6)	—
Finance income and (expenses), net	(106.8)	(165.0)
Free cash flow	446.2	400.0 - 500.0*
Capital expenditures (cash flow base)	(633.7)	(480.0 - 530.0)*
Depreciation and amortization (excluding intangible assets associated with products)	(179.3)	(170.0)
Cash tax rate on adjusted EBITDA (excluding divestitures)	~13%	Mid-to-high teen %

* Reflects approximately 180.0 billion JPY of expenditures related to the acquisition of TAK-279 from Nimbus (1.0 billion USD) and in-licensing of fruquintinib from HUTCHMED (400 million USD). The 1.0 billion USD payment related to the acquisition of TAK-279 represents the portion of the 4.0 billion USD upfront payment paid in April 2023 (0.9 billion USD), and scheduled to be paid in August 2023 (0.1 billion USD).

Management Guidance

Takeda uses change in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance.

	FY2023 Management Guidance CER % Change*
Core Revenue	Low-single-digit % decline
Core Operating Profit	Low-10s % decline
Core EPS	Low-20s % decline

* Please refer to 1. Current State of the Takeda Group, (2) Business Performance for Fiscal 2022, (ii) Core Results (April 1, 2022 to March 31, 2023), Definition of Core financial measures and Constant Exchange Rate change, for the definition.

Other assumptions used in preparing the FY2023 Reported Forecast and the Management Guidance

The FY2023 reported forecast and the management guidance assume approximately 330.0 billion JPY revenue loss from loss of exclusivities (on a CER basis), including AZILVA (for hypertension) in Japan in June 2023, and VYVANSE (for attention deficit hyperactivity disorder) in the U.S. in August 2023.

Forward looking statements

All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, the Company will disclose it in a timely manner.

- 46 -

- 47 - (6) Financial Position and Income Summary (i) Financial Position and Income Summary of the Takeda Group (Billion JPY, unless otherwise indicated) 143rd fiscal year 144th fiscal year 145th fiscal year 146th fiscal year April 1, 2019 to March 31, 2020 April 1, 2020 to March 31, 2021 April 1, 2021 to March 31, 2022 April 1, 2022 to March 31, 2023 Revenue 3,291.2 3,197.8 3,569.0 4,027.5 Operating profit 100.4 509.3 460.8 490.5 Profit (loss) before income taxes (60.8) 366.2 302.6 375.1 Net profit for the year 44.3 376.2 230.2 317.0 Net profit for the year attributable to the owners of the Company 44.2 376.0 230.1 317.0 Basic earnings per share (JPY) 28.41 240.72 147.14 204.29 Total assets 12,821.1 12,912.3 13,178.0 13,957.8 Total equity 4,727.5 5,177.2 5,683.5 6,354.7 (Note) Consolidated financial statements of the Takeda Group are prepared under the International Financial Reporting Standards (IFRS). (ii) Overseas Revenue of the Takeda Group (Billions JPY, unless otherwise indicated) 143rd fiscal year 144th fiscal year 145th fiscal year 146th fiscal year April 1, 2019 to March 31, 2020 April 1, 2020 to March 31, 2021 April 1, 2021 to March 31, 2022 April 1, 2022 to March 31, 2023 Overseas revenue 2,698.4 2,638.1 2,910.0 3,515.4 Proportion of overseas revenue to the Takeda Group Revenue (%) 82.0 82.5 81.5 87.3 (iii) R&D Expenses of the Takeda Group (Billions JPY, unless otherwise indicated) 143rd fiscal year 144th fiscal year 145th fiscal year 146th fiscal year April 1, 2019 to March 31, 2020 April 1, 2020 to March 31, 2021 April 1, 2021 to March 31, 2022 April 1, 2022 to March 31, 2023 R&D expenses 492.4 455.8 526.1 633.3 Ratio of R&D expenses to the Takeda Group Revenue (%) 15.0 14.3 14.7 15.7

- 48 - For your reference, the "Financial Position and Income Summary of the Company" is as follows: (Billions JPY, unless otherwise indicated) 143rd fiscal year 144th fiscal year 145th fiscal year 146th fiscal year April 1, 2019 to March 31, 2020 April 1, 2020 to March 31, 2021 April 1, 2021 to March 31, 2022 April 1, 2022 to March 31, 2023 Net sales 616.3 602.6 764.3 632.1 Operating income 89.2 121.1 293.7 136.1 Ordinary income 72.3 50.0 550.9 340.1 Net income 130.6 247.5 324.5 330.6 Net income per share (JPY) 83.88 158.45 207.50 213.06 Total assets 10,289.3 10,856.5 9,641.6 9,407.3 Net assets 4,549.0 4,434.9 4,294.9 4,206.2 (7) Main Businesses of the Takeda Group (as of March 31, 2023) The main businesses of the Takeda Group are research, development, production and marketing of pharmaceuticals.

(8) Principal Subsidiaries (as of March 31, 2023)

(i) Principal Subsidiaries

Name of company (major offices)		Capital stock	Percentage of total shares (%)	Principal business
United States	Takeda Pharmaceuticals U.S.A., Inc. (Head office: Lexington, Massachusetts, U.S.)	US$21 (¥3 thousand)	100.0	Sale of pharmaceuticals, holding intellectual properties and internal group finance
	ARIAD Pharmaceuticals, Inc. (Head office: Cambridge, Massachusetts, U.S.)	US$6 (¥1 thousand)	100.0	R&D of pharmaceuticals and holding intellectual properties
	Takeda Vaccines, Inc. (Head office: Cambridge, Massachusetts, U.S.)	US$1	100.0	R&D of pharmaceuticals
	Takeda Development Center Americas, Inc. (Head office: Lexington, Massachusetts, U.S.)	US$1	100.0	R&D of pharmaceuticals
	Baxalta Incorporated (Head office: Bannockburn, Illinois, U.S.)	US$10 (¥1 thousand)	100.0	Holding company
	Dyax Corp. (Head office: Lexington, Massachusetts, U.S.)	US$215 (¥29 thousand)	100.0	R&D and sale of pharmaceuticals, and holding intellectual properties
	Takeda Ventures, Inc. (Head office: San Diego, California, U.S.)	US$2	100.0	Investment company
	Baxalta US Inc. (Head office: Bannockburn, Illinois, U.S.)	US$1	100.0	R&D, production and sale of pharmaceuticals
	Shire Human Genetic Therapies, Inc. (Head office: Lexington, Massachusetts, U.S.)	US$10 (¥1 thousand)	100.0	Production of pharmaceuticals
	Biolife Plasma Services LP (Head office: Bannockburn, Illinois, U.S.)	US$0	100.0	Plasma collection
	Takeda Manufacturing U.S.A., Inc. (Head office: Lexington, Massachusetts, U.S.)	US$10 (¥1 thousand)	100.0	Production of pharmaceuticals

- 49 -

	Name of company (major offices)	Capital stock	Percentage of total shares (%)	Principal business
Europe and Canada	Takeda Pharmaceuticals International AG (Head office: Opfikon, Switzerland)	5 million Swiss franc (¥775 million)	100.0	R&D of pharmaceuticals, supervision of sale of pharmaceuticals for the areas other than Japan, holding intellectual properties, supervision of global manufacturing and product supply for all regions
	Takeda GmbH (Head office: Konstanz, Germany)	€11 million (¥1,584 million)	100.0	Production, sale of pharmaceuticals, and holding intellectual properties
	Takeda Italia S.p.A. (Head office: Rome, Italy)	€11 million (¥1,635 million)	100.0	Sale of pharmaceuticals
	Takeda Austria GmbH (Head office, Factory: Linz, Austria)	€15 million (¥2,160 million)	100.0	Production, sale of pharmaceuticals, and holding intellectual properties
	Takeda France S.A.S. (Head office: Paris, France)	€3 million (¥471 million)	100.0	Sale of pharmaceuticals
	Takeda UK Limited (Head office: London, U.K.)	£50 million (¥8,252 million)	100.0	Sale of pharmaceuticals
	Takeda Ireland Limited (Head office: Kilruddery, Ireland) (Factory: Bray and Grange Castle, Ireland)	€396 million (¥57,560 million)	100.0	Production of pharmaceuticals and holding intellectual properties
	Shire Pharmaceuticals International Unlimited Company (Head office: Dublin, Ireland)	US$6,892 million (¥919,894 million)	100.0	Holding company
	Shire Acquisitions Investments Ireland Designated Activity Company (Head office: Dublin, Ireland)	US$20 (¥3 thousand)	100.0	Group finance and treasury
	Shire Ireland Finance Trading Limited (Head office: Dublin, Ireland)	US$3,163 million (¥482,274 million)	100.0	Group finance and treasury
	Takeda Canada Inc. (Head office: Toronto, Canada)	CAD41 million (¥4,053 million)	100.0	Sale of pharmaceuticals
	Takeda Farmaceutica Espana S.A. (Head office: Madrid, Spain)	€2 million (¥227 million)	100.0	Sale of pharmaceuticals
	Takeda Manufacturing Austria AG (Head office: Vienna, Austria)	€100 thousand (¥15 million)	100.0	Production of pharmaceuticals
	Baxalta Manufacturing, S.a.r.l. (Head office: Neuchatel, Switzerland)	3 million Swiss franc (¥419 million)	100.0	Production of pharmaceuticals and holding intellectual properties
	Baxalta Innovations GmbH (Head office: Vienna, Austria)	€36 million (¥5,282 million)	100.0	R&D of pharmaceuticals
	Takeda Pharma AB (Head office: Stockholm, Sweden)	2 million Swedish krona (¥26 million)	100.0	Sale of pharmaceuticals
	Takeda Pharma AG (Head office: Zurich, Switzerland)	550 thousand Swiss franc (¥80 thousand)	100.0	Sale of pharmaceuticals
	Takeda Nederland B.V. (Head office: Hoofddorp, Nederland)	5 million € (¥669 million)	100.0	Sale of pharmaceuticals

- 50 -

Name of company (major offices)		Capital stock	Percentage of total shares (%)	Principal business
Russia	Takeda Pharmaceuticals Limited Liability Company (Head office and Factory: Moscow, Russia)	26 thousand Russian ruble (¥45 thousand)	100.0	Production and sale of pharmaceuticals
Latin America	Takeda Distribuidora Ltda. (Head office: São Paulo, Brazil)	140 million Brazilian real (¥3,660 million)	100.0	Sale of pharmaceuticals
	Takeda Mexico S.A.de C.V. (Head office: Naucalpan, Mexico)	387 million Mexican peso (¥2,854 million)	100.0	Production and sale of pharmaceuticals
	Takeda Pharma Ltda. (Head office: São Paulo, Brazil)	7 million Brazilian real (¥186 million)	100.0	Production and sale of pharmaceuticals
	Takeda Argentina S.A. (Head office: Buenos Aires, Argentina)	853 million Argentine peso (¥546 million)	100.0	Production and sale of pharmaceuticals
Asia	Takeda (China) Holdings Co., Ltd. (Head office: Shanghai, China)	US$192 million (¥25,560 million)	100.0	Holding company in China and R&D of pharmaceuticals
	Takeda (China) International Trading Co., Ltd. (Head office: Shanghai, China)	US$16 million (¥2,136 million)	100.0	Sale of pharmaceuticals
	Takeda Pharmaceuticals Korea Co., Ltd. (Head office: Seoul, Korea)	2,100 million Korean won (¥215 million)	100.0	Sale of pharmaceuticals
	Takeda Development Center Asia, Pte. Ltd. (Head office: Singapore)	S$5 million (¥502 million)	100.0	R&D of pharmaceuticals
	Tianjin Takeda Pharmaceuticals Co., Ltd. (Head office: Tianjin, China)	US$155 million (¥20,667 million)	100.0	Production and sale of pharmaceuticals
	Takeda Manufacturing Singapore (Head office: Singapore)	US$305 million (¥40,757 million)	100.0	Production of pharmaceuticals

(Notes) 1. The figures in parentheses under the column “Capital stock” show the Japanese yen equivalents, calculated using the exchange rates as of March 31, 2023.

2. The figures for “Percentage of total shares (%)” include shares that are held indirectly through subsidiaries.

3. As of March 31, 2023, the number of consolidated subsidiaries (including partnerships) was 180 and the number of equity method associates was 17.

4. No subsidiaries fall under "Specific Wholly Owned Subsidiary" as described in the Ordinance for Enforcement of the Companies Act.

(ii) Situation of Important Business Reorganization, etc.

The Company acquired all shares of Nimbus Lakshmi, Inc. through the Company’s US subsidiary, Takeda Pharmaceuticals U.S.A., Inc. in February 2023.

- 51 -

- 52 - (9) Major Offices of the Company (as of March 31, 2023) Head Office 1-1, Doshomachi 4-chome, Chuo-ku, Osaka Global Headquarters 1-1, Nihonbashi-Honcho 2-chome, Chuo-ku, Tokyo Plants Osaka Plant (located in Osaka), Hikari Plant (located in Hikari, Yamaguchi) and Narita Plant (located in Narita. Chiba) (Notes) 1. The Sales division is engaged in its activities at the hubs established by the Company in the major cities in Japan. 2. The Company conducts research activities in Fujisawa, Kanagawa, in Narita, Chiba and in Hikari, Yamaguchi.. (10) Employees (as of March 31, 2023) (i) Number of employees of the Takeda Group Number of employees Increase (decrease) from the previous fiscal year end 49,095 1,748 (Note) The number of employees represents the number of working employees. (ii) Status of employees of the Company Number of employees Increase (decrease) from the previous fiscal year end Average age Average length of employment (years) 5,486 337 42.8 14.0 (Note) The number of employees represents the number of working employees. (11) Principal lenders and loan amounts (as of March 31, 2023) Lender Loan balance Syndicated loans 513,493 million JPY The Norinchukin Bank 80,000 million JPY Sumitomo Mitsui Trust Bank, Limited 50,000 million JPY Shinkin Central Bank 50,000 million JPY Mizuho Trust & Banking Co., Ltd. 30,000 million JPY (Note) The syndicated loans are joint financing by several lenders arranged by Sumitomo Mitsui Banking Corporation.

- 53 - 2. Common Stock of the Company (as of March 31, 2023) (1) Total number of shares authorized to be issued by the Company 3,500,000,000 shares (2) Total number of issued shares 1,582,296,025 shares (including 21,467,090 shares of treasury stock) (3) Number of shareholders 609,583 (4) Principal Shareholders Name of Shareholder Number of shares held (thousands) Percentage of total shares (%) The Master Trust Bank of Japan, Ltd. (Trust account) 261,558 16.76 Custody Bank of Japan, Ltd. (Trust account) 87,646 5.62 THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DEPOSITARY RECEIPT HOLDERS 69,832 4.47 JP Morgan Chase Bank 385632 58,526 3.75 State Street Bank West Client-Treaty 505234 28,561 1.83 Nippon Life Insurance Company 28,288 1.81 JP Morgan Securities Japan Co., Ltd. 25,622 1.64 SSBTC CLIENT OMNIBUS ACCOUNT 21,860 1.40 JP Morgan Chase Bank 385781 20,172 1.29 Takeda Science Foundation 17,912 1.15 (Note) The Company, which holds 21,467,090 shares of treasury stock, is excluded from the principal shareholders above. The percentage of total shares is based on the number of shares (1,560,828,935 shares) calculated by subtracting the number of treasury stocks from the total number of issued shares. (5) Shares delivered to Directors of the Company during this fiscal year as a consideration for the execution of duties Number of shares Number of people Directors who are not Audit and Supervisory Committee Members (excluding External Directors) 195,900 shares 3 Directors External Directors who are not Audit and Supervisory Committee Members 15,800 shares 4 Directors Directors who are Audit and Supervisory Committee Members 4,000 shares 2 Directors (Note) Shares delivered to Directors who retired in this fiscal year and the previous fiscal year are included.

- 54 - (6) Material items on the Common Stock of the Company other than the items mentioned above (i) The Company has introduced the BIP (Board Incentive Plan) trust compensation system for Directors (excluding Directors residing overseas who are not External Directors), based on the resolutions of the General Meetings of Shareholders and the resolutions of the Board of Directors made in accordance with such shareholders̕ resolutions. The number of shares of the Company held by the trust account for the BIP trust is 2,233,244 shares as of March 31, 2023. (ii) The Company introduced a stock grant ESOP (Employee Stock Ownership Plan) trust for certain employees including members of senior management of the Takeda Group, based on the resolution of the Board of Directors. The number of shares of the Company held by the trust account for the stock grant ESOP trust is 3,981,753 shares as of March 31, 2023. 3. Matters Concerning the Stock Acquisition Rights of the Company Overview of the Stock Acquisition Rights delivered as a consideration for the execution of duties owned by Directors (excluding External Directors) of the Company (as of March 31, 2023) Name (Date of resolution for issuance) Recipients of the Stock Acquisition Rights at the time of issuance Payment value of Stock Acquisition Rights Financial value to be invested upon execution of the Stock Acquisition Rights Period during which the Stock Acquisition Rights may be exercised Main conditions for execution of the Stock Acquisition Rights Type and number of shares subject to Stock Acquisition Rights (and the number of Stock Acquisition Rights) Number of Directors (excluding External Directors) holding the Stock Acquisition Rights and the number of such Stock Acquisition Rights (Note 1) 2nd Series of Stock Acquisition Rights FY2011- issued (June 24, 2011) 113 members of Corporate Officers and other senior management 427 JPY per share 3,705 JPY per share July 16, 2014 to July 15, 2031 (Note 2) Ordinary shares of the Company; 864,000 shares (8,640) 1 Director who is not an ASC Member: 429 Stock Acquisition Rights (Notes) 1. No Stock Acquisition Rights are held by the External Directors. 2. [1] A person who exercises a Stock Acquisition Right must be a Director, employee or any other person equivalent thereto of the Company or of subsidiaries of the Company at the time the right is exercised. However, this shall not apply if the person has resigned/retired due to the expiration of the term of office or mandatory retirement or if there is any other valid reason. [2] A single Stock Acquisition Right may not be exercised in part.

4. Executives of the Company

(1) Status of Directors (as of March 31, 2023)

The status of Directors as of the end of this fiscal year is as follows:

The Company's Board of Directors is composed of 4 internal directors and 11 external directors, with one of the external directors chairing the Board of Directors meeting, ensuring a robust corporate governance with an Audit and Supervisory Committee which consists entirely of external directors. Furthermore, all members of both the Nomination and Compensation Committees must be external directors to ensure the election of directors and the compensation for directors via a transparent process based on objective and reasonable standards.

The Board composition achieves a balance of knowledge, experience and capabilities necessary for the management of the Company, given the nature of its global business.
The Board of Directors, with its appropriate composition and size, decides on the most important matters for the business operation of group and supervises the execution of the business, which is delegated to the President and CEO and the Takeda Executive Team (TET).

Name	Position	Duty	Important Positions Held Concurrently
Christophe Weber	President & Representative Director	Chief Executive Officer	Head of Global Business, Takeda Pharmaceuticals U.S.A., Inc.
Masato Iwasaki	Representative Director	Japan General Affairs	
Andrew Plump	Director	President, Research & Development	Executive Vice President, Takeda Pharmaceuticals International, Inc. President, Research & Development, Takeda Development Center Americas, Inc.
Costa Saroukos	Director	Chief Financial Officer	
*Masami Iijima	Director	Chair of the Board of Directors meeting	Counselor, Mitsui & Co., Ltd.
Olivier Bohuon	Director		
Jean-Luc Butel	Director		
Ian Clark	Director		
Steven Gillis	Director		Managing Director, ARCH Venture Partners
*John Maraganore	Director		
*Michel Orsinger	Director		
Koji Hatsukawa	Director who is the Head of Audit and Supervisory Committee		
*Yoshiaki Fujimori	Director who is an Audit and Supervisory Committee Member		Senior Executive Advisor, CVC Asia Pacific (Japan) Kabushiki Kaisha
Emiko Higashi	Director who is an Audit and Supervisory Committee Member		Managing Director, Tomon Partners, LLC
*Kimberly A. Reed	Director who is an Audit and Supervisory Committee Member		

- 55 -

- 56 - (Notes)1. The Directors marked with an * were newly elected and took office at the 146th Ordinary General Meeting of Shareholders held on June 29, 2022. Among them, Directors Masami Iijima and Michel Orsinger retired from their positions as Directors who are ASC Members and Director who is an ASC Member Yoshiaki Fujimori retired from his position as Director due to the expiration of their terms of office effective as of the closing of the same Ordinary General Meeting of Shareholders, respectively. 2. In addition to those described in Note 1 above, the Directors who retired from office during this fiscal year are as follows: Director Masahiro Sakane (retired on June 29, 2022) Director Shiro Kuniya (retired on June 29, 2022) Director Toshiyuki Shiga (retired on June 29, 2022) 3. Directors Masami Iijima, Olivier Bohuon, Jean-Luc Butel, Ian Clark, Steven Gillis, John Maraganore and Michel Orsinger, as well as Directors who are ASC Members Koji Hatsukawa, Yoshiaki Fujimori, Emiko Higashi and Kimberly A. Reed are External Directors as prescribed under Article 2, Item 15 of the Companies Act. 4. Director who is an ASC Member Koji Hatsukawa is a Certified Public Accountant and has expert knowledge in finance and accounting. 5. The ASC Office, which is an administrative section dedicated to the ASC, is established to assist ASC’s operations. The effectiveness of audit is ensured by conducting a systematic audit utilizing the internal control system as well as collection of information on a regular basis such as attendance at important meetings and review of important documents and periodical hearing of reports relating to the business performance of the division in charge of executing the business operation. Thus, a full-time ASC member is not appointed. 6. There are no relationships between the Company and the organizations in which the External Directors concurrently serve that should be noted. 7. The Company has set “Internal criteria for independence of external directors of the Company” and has elected the External Directors based on those criteria. Since all the External Directors (i.e., the External Directors Masami Iijima, Olivier Bohuon, Jean-Luc Butel, Ian Clark, Steven Gillis, John Maraganore and Michel Orsinger and the External Directors who are ASC Members Koji Hatsukawa, Yoshiaki Fujimori, Emiko Higashi and Kimberly A. Reed) have met the requirements for Independent Directors based on the regulations of the financial instruments exchanges in Japan that the Company is listed on (e.g., Tokyo Stock Exchange, Inc.), the Company has appointed all of them as Independent Directors and submitted notifications to each of such exchanges. 8. In this fiscal year, the Nomination Committee is composed of External Director Masami Iijima (Chairperson), External Directors Jean-Luc Butel, Steven Gillis and Michel Orsinger, External Director who is an ASC Member Yoshiaki Fujimori. President and Representative Director Christophe Weber attends the Nomination Committee meetings as an Observer. Also, the Compensation Committee is composed of External Director who is an ASC Member Emiko Higashi (Chairperson), External Directors Olivier Bohuon, Ian Clark and Michel Orsinger. (2) Outline of the terms of the liability limitation agreement The Company has executed agreements with Non-Executive Directors Masami Iijima, Olivier Bohuon, Jean-Luc Butel, Ian Clark, Steven Gillis, John Maraganore and Michel Orsinger and Non-Executive Directors who are Audit and Supervisory Committee Members Koji Hatsukawa, Yoshiaki Fujimori, Emiko Higashi and Kimberly A. Reed stating that the maximum amount of their liabilities for damages as set forth in Article 423, Paragraph 1 of the Companies Act shall be the amount provided by law. (3) Outline of the terms of the company indemnification agreement The Company has executed company indemnification agreements as defined in Article 430-2, Paragraph 1 of the Companies Act with Directors Christophe Weber, Masato Iwasaki, Andrew Plump, Costa Saroukos, Masami Iijima, Olivier Bohuon, Jean-Luc Butel, Ian Clark, Steven Gillis, John Maraganore and Michel Orsinger and Directors who are Audit and Supervisory Committee Members Koji Hatsukawa, Yoshiaki Fujimori, Emiko Higashi and Kimberly A. Reed, providing that the Company shall indemnify expenses set forth in Article 430-2, Paragraph 1, Item 1 thereof and damages set forth in Article 430-2, Paragraph 1, Item 2 thereof within the scope permitted by the laws and regulations. (4) Outlines of the terms of the directors & officers liability insurance The Company has executed directors & officers liability insurance contracts as defined in Article 430-3, Paragraph 1 of the Companies Act with insurance companies, under which directors, statutory auditors and employees in

- 57 - managerial or supervisory positions of the Company or the Company’s group are insured. Such insurance covers damages which may arise from liability incurred by such insured persons in connection with the execution of their duties or claims made against such insured persons in relation to such liability unless any exclusion stipulated in the insurance policy applies. The Company bears the full amount of the premium for such insurance and any insured person does not bear any substantial amount of the premium. (5) Compensation, etc. for Directors 1. Director’s Compensation Policy The Company has formulated the “Director’s Compensation Policy” below based on the resolution by Board of Directors and determines the composition and level of compensation of the Directors in accordance with the concept and procedure of this Policy. Director’s Compensation Policy ■ Standard Compensation Mix Model for Internal Directors The Company's compensation system for Directors has the following guiding principles under the corporate governance code to achieve management objectives: ◆ To attract, retain and motivate managerial talent to realize our Vision ◆ To increase corporate value through optimizing the Company’s mid- and long-term performance, while reinforcing our patient first values ◆ To be closely linked with company performance, highly transparent and objective ◆ To support a shared sense of profit with shareholders and improve the managerial mindset focusing on shareholders ◆ To encourage Directors to challenge and persevere, and to be aligned with the values of Takeda-ism ◆ To establish transparent and appropriate governance of directors' compensation to establish the credibility and support of our stakeholders We aim to be competitive in the global marketplace to attract and retain talent who will continue to transform Takeda into a Global, Values-based, R&D-driven Biopharmaceutical Leader. Directors' compensation should be competitive in the global market consisting of major global companies. Specifically, the global market refers to external data on compensation levels at major global pharmaceutical companies with which we need to be competitive, and data on compensation levels at other major companies in Japan, the U.S. and Switzerland. 3-1. Internal Directors who are not Audit & Supervisory Committee Members The compensation of Internal Directors who are not Audit & Supervisory Committee Members (Since there are no Internal Directors who are Audit & Supervisory Committee Members in the Company, they are referred to as "Internal Directors" hereinafter from page 57 to 64.) consists of "Basic Compensation", which is paid at a fixed amount and "Performance-based Compensation", which is paid as a variable amount based on company performance, etc. "Performance-based Compensation" consists of an annual "Bonus (short-term incentive compensation) " to be paid based on financial and other performance results for each fiscal year, and a "Long-term Incentive Plan (stock compensation)" linked with long-term company performance results over a 3-year period and with Takeda's share price. Both Bonus and Long-term incentives as a ratio of Total Director Compensation is higher putting the directors pay at risk in alignment with the company’s performance. The ratio of Long-term Incentives is particularly high among Performance-based Compensation in order to ensure the alignment of interests of Directors and shareholders and enhancement of mid-term and long-term company value. The targets range from 100%-250% of Basic Compensation for "Bonus" and range from 200% to 600% of Basic Compensation for "Long-term Incentive", reflecting the common practice of global companies. Basic Compensation Bonus 100%-250% of Basic Compensation* Long-term Incentive Plan (stock compensation) 200% to 600% or more of Basic Compensation* Fixed Performance-based Compensation *Ratio of Bonus and Long-term Incentives to Basic Compensation is determined according to Director’s role. 3-2. External Directors who are not Audit & Supervisory Committee Members The compensation of External Directors who are not Audit & Supervisory Committee Members consists of Basic Compensation, which is paid as a fixed amount, and Long-term Incentive (stock 1． Guiding Principles 2． Level of Compensation 3． Compensation Mix

- 58 - ■ Standard Compensation Mix Model for External Directors who are not Audit & Supervisory Committee Members ■ Standard Compensation Mix Model for Directors who are Audit & Supervisory Committee Members compensation). The stock compensation is linked only to share price and not to company performance results. The stock compensation awarded in 2019 and going forward will vest and be paid three years after the award date of base points used for the calculation and Directors will be required to hold 75% of their vested share portion until they cease service as a director (however, awarded stock compensation in or before 2018 will vest and be paid after they cease service as a director). Bonus is not available for this category of Director. Committee retainers are paid with Basic Compensation for the chair of the board of directors meeting, chairperson of the compensation committee, and chairperson of Nomination Committee. The current compensation mix is "Basic Compensation" and "Long-term Incentive", which is a maximum of 100% of the Basic Compensation. 3-3. Directors who are Audit & Supervisory Committee Members The compensation of Directors who are Audit & Supervisory Committee Members consists of Basic Compensation, which is paid as a fixed amount, and Long-term Incentive (stock compensation). The stock compensation is linked only to share price and not to company performance results. The stock compensation awarded in 2019 and going forward will vest and be paid three years after the award date of base points used for the calculation and Directors will be required to hold 75% of their vested share portion until they cease service as a director (however, awarded stock compensation in or before 2018 will vest and be paid after they cease service as a director). Bonus is not available for this category of Director. Committee retainer is paid with Basic Compensation for External Directors who are Audit & Supervisory Committee Members. The current compensation mix is "Basic Compensation" and "Long-term Incentive", which is a maximum of 100% of the Basic Compensation. 4-1. Internal Directors For Internal Directors, the Company has introduced a Long-term Incentive Plan that is allocated as 60% for the plan designed based on Performance Share Units (Performance Share Unit awards) and 40% for the plan designed based on Restricted Stock Units (Restricted Stock Unit awards) to strengthen the link between compensation and company performance and share price, and to reinforce the commitment to increasing corporate value in the mid and long term. Performance Share Unit awards, which fall under Performance-based Compensation, will be linked with the latest mid- to long-term key performance indicators (KPI) over a three-year period, which may include consolidated revenue, free cash flow, indicators on profit and R&D targets as transparent and objective KPI. The variable range of payout rate for Performance Share Unit awards is from 0% to 200% (100% at target), based on performance achievement. For Long-term Incentive awarded in 2019 and going forward, a two year holding period will be mandated, and this includes Performance Share Unit awards if and when shares become vested. Annual Performance Share Unit Awards Image In addition to regular stock compensation, the company may, from time to time, award one-time special Performance Share Unit awards which are directly linked to point-in-time corporate initiatives and which are aligned with shareholder expectations. Performance against established KPIs for one-time special Performance Share Unit awards are determined independently each year over a three-year period, with shares becoming vested after the relevant performance metric(s) are determined to have been achieved for the applicable period. There is no post-vesting holding period established for one-time special Performance Share Unit awards. Basic Compensation additionally committee fee paid for chairs FIXED Basic Compensation additionally committee fee paid for members FIXED Long-term Incentive Plan (stock compensation) Maximum of 100% of the Basic Compensation Long-term Incentive Plan (stock compensation) Maximum of 100% of the Basic Compensation 4． Performance- based Compensation

Special Performance Share Unit Awards (stock compensation) Image


3-year corporate initiative
FY 1
FY 2
FY 3
FY 1 Performance Measurement
FY 2 Performance Measurement
FY 3 Performance Measurement
Shares vest
Shares vest
Shares vest

Annual Bonus

Bonuses will be paid based on performance achievement of annual goals. Bonuses will be paid in the range of 0% to 200% (100% at target) in accordance with the achievement of key performance indicators, which may include Total Core Revenue, Global Growth Products + New Product Incremental Core Revenue and Core Operating Profit, established for a single fiscal year. For President and CEO, the annual bonus is weighted as 100% to the Corporate KPI.
For other Directors that have divisional responsibilities, 75% of their annual bonus opportunity is linked to the Corporate KPI to drive their commitment to group-wide goals.

4-2. Directors who are Audit & Supervisory Committee Members and External Directors

The Long-term Incentive Plan (stock compensation) for Directors who are Audit & Supervisory Committee Members and External Directors is Restricted Stock Unit awards linked only to share price and not linked to company performance results. The stock compensation awarded in 2019 and going forward will vest three years after the award date of base points used for the calculation and Directors will be required to hold 75% of their vested share portion until they cease service as a director (however, awarded stock compensation in or before 2018 will vest and be paid after they cease service as a director). Bonuses are not available for these categories of Director.

Whole Picture of Directors' Compensation

		Directors who are not Audit and Supervisory Committee Members		Directors who are Audit and Supervisory Committee Members
		Internal Directors	External Directors	External Directors
Basic Compensation		●	●	●
Bonus		● 2		
Long-term Incentive Plan (stock compensation)	Performance based 1	● 3, 4		
	Not linked to performance results	● 4	● 5	● 5

[1] Includes Special Performance Share Unit awards
[2] Varies from 0% to 200%, depending upon the degree of achievement, etc. of the performance indicators such as Total Core Revenue, Global Growth Products + New Product Incremental Core Revenue and Core Operating Profit, etc., established for a single fiscal year
[3] Varies from 0% to 200%, depending upon the degree of achievement, etc. in relation to consolidated revenue, free cash flow, indicators on profit and R&D targets, etc. over 3 years
[4] During term of office
[5] Vest and paid three years after the award date of the base points used for the calculation are granted

5. Compensation Governance

5-1. Compensation Committee

The Compensation Committee has been established with all the Committee members being External Directors, to serve as an advisory body for the Board of Directors to ensure the appropriateness of Directors' compensation and the transparency in its decision-making process. The level of compensation, compensation mix and performance-based compensation (Long-term Incentives and Bonus programs) for Directors are reviewed by the Compensation Committee before resolution by the Board of Directors. The Company delegated to the Compensation Committee, by resolution of the Board of Directors, the authority to determine Internal Directors' individual compensation in order to ensure the objectivity and transparency in the decision-making process. In order to enhance transparency of the Company's corporate governance, the Company has externally disclosed the Compensation Committee Charter as a part of the Company's corporate governance documents.
The guiding principles for Director Compensation will continue to evolve to develop compensation programs based on Directors' accountabilities and responsibilities, as well as to develop compensation programs that create shareholder value in alignment with Takeda-ism.

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	5-2. Recoupment Policy The Compensation Committee and Board of Directors adopted a clawback policy in 2020 which provides that in the event of a significant restatement of financial results or/and significant misconduct, the independent external Directors may require Takeda to recoup incentive compensation. This would include all or a portion of the incentive compensation received by any Internal Director on Takeda's Board of Directors, and any other individual designated by the independent external Directors within the fiscal year, and the three (3) prior fiscal years, where the need for a significant restatement of financial results or significant misconduct was discovered. The policy became effective on April 1, 2020 and applies to Bonuses (short-term incentive compensation) beginning in the Fiscal Year 2020 performance year and long-term incentives granted in Fiscal Year 2020, and continues to apply for all subsequent periods.

2. Total Amount of Compensation etc., for Directors

The total amounts of compensation, etc., by type for Directors for this fiscal year (not including the salaries and bonuses paid to the relevant Directors for their work as employees) are as follows.

Category	Number of people	Total amount of the Compensation	Total amount of the Compensation by type			
			Basic Compensation	Performance-based Compensation		Non-monetary Remuneration
				Bonus	Performance Share Units awards	Restricted Stock Units awards
Directors who are not ASC members	15	2,816 million JPY	671 million JPY	385 million JPY	972 million JPY	789 million JPY
(External Directors)	(11)	(285 million JPY)	(147 million JPY)		-	(138 million JPY)
Directors who are ASC members	6	171 million JPY	94 million JPY		-	77 million JPY
(External Directors)	(6)	(171 million JPY)	(94 million JPY)		-	(77 million JPY)

Notes:

1. Those aforementioned include 3 Directors who retired from the office at the close of the 146th Ordinary General Meeting of Shareholders on June 29, 2022.
2. Number of people includes Directors who are categorized in each category during the part of this fiscal year. Therefore, Directors who were transferred between Directors who are not ASC members and Directors who are ASC members during this fiscal year are included in the number of people in both categories.
3. Bonus amounts above for Directors who are not ASC Members are reserved for Bonuses for directors based on the projected performance attainment. The actual bonus amounts in the previous fiscal year were 426 million JPY against the reserved bonus amounts 443 million JPY stated in the Business Report of the previous fiscal year.
4. Among the total amount of the Compensation etc., by type, amounts reported in the Performance Share Unit awards and Restricted Stock Unit awards are the amount of costs recorded in this fiscal year.
5. Although Performance Share Unit awards are categorized as both Performance-based Compensation and Non-monetary Remuneration, Performance Share Unit awards are reported as Performance-based Compensation.

3. Resolutions at General Meeting of Shareholders regarding Director Compensation etc.,

1. Resolutions regarding Directors excluding ASC Members

[1] The basic compensation is a fixed amount depending on each position, and its total amount per month is no more than 150 million JPY (within this amount, no more than 30 million JPY per month is for External Directors) (based on a resolution of the 140th Ordinary General Meeting

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- 61 - of Shareholders held on June 29, 2016). There were 11 Directors, including 6 External Directors, related to this resolution as of the end of the Ordinary General Meeting of Shareholders. [2] Bonus for each fiscal year is resolved at the Ordinary General Meeting of Shareholders. [3] Stock compensation (Performance Share Unit awards and Restricted Stock Unit awards) is based on the resolution of the 143rd Ordinary General Meeting of Shareholders held on June 27, 2019. The upper limit of the amount contributed for that stock compensation and the number of shares to be granted is as follows (There were 11 Directors, including 8 External Directors, related to this resolution as of the end of the Ordinary General Meeting of Shareholders). (A) Stock compensation granted to Internal Directors (excluding Internal Directors residing overseas): Upper limit of 4.5 billion JPY per year for three consecutive fiscal years (the upper limit of the number of stocks to be granted is calculated by dividing the amount of the above- mentioned upper limit by the closing price of the stocks of the Company at the Tokyo Stock Exchange on a predetermined day for this fiscal year) (B) Stock compensation granted to External Directors who are not ASC Members: Upper limit of 0.3 billion JPY for each fiscal year (the upper limit of the number of stocks to be granted is calculated by dividing the amount of the above-mentioned upper limit by the closing price of the stocks of the Company at the Tokyo Stock Exchange on a predetermined day for this fiscal year) 2. Resolutions regarding Directors (ASC Members) [1] The basic compensation is a fixed amount depending on each position, and its total amount per month is no more than 15 million JPY (based on a resolution of the 140th Ordinary General Meeting of Shareholders held on June 29, 2016). There were 4 Directors related to this resolution as of the end of the Ordinary General Meeting of Shareholders. [2] Stock compensation (Restricted Stock Unit awards) for Directors (ASC Members) is based on a resolution of the 143rd Ordinary General Meeting of Shareholders held on June 27, 2019, for which no more than 200 million JPY will be contributed for this fiscal year. The upper limit of the number of stocks to be granted is calculated by dividing the amount of the above-mentioned upper limit by the closing price of the stocks of the Company at the Tokyo Stock Exchange on a predetermined day for this fiscal year. There were 4 Directors related to this resolution as of the end of the Ordinary General Meeting of Shareholders. 4. Delegation of authority to make decisions on individual compensation for Directors As stated in the governance section of the Director’s Compensation Policy (5. Compensation Governance), in order to ensure the appropriateness of Directors' compensation, etc. and transparency in its decision-making process, based on the resolution by the Board of Directors, the authority to determine individual compensation for Internal Directors has been delegated to the Compensation Committee. Through the procedures based on such governance, the Compensation Committee determined the amount of individual compensation for Internal Directors for this fiscal year. In this fiscal year, the Compensation Committee was comprised of the following members: Emiko Higashi (Chairperson and ASC member), Olivier Bohuon, Ian Clark and Michel Orsinger, all of whom are External Directors. 5. Performance-based Compensation The methodology for determining performance-based compensation (Bonus (Short-Term Incentive Plan) and the Performance Share Unit awards as part of the Long-Term Incentives Plan) and key performance indicators (“KPIs”) for determining performance-based compensation for Directors are shown below, along with the rationale for each KPI, the weight of each KPI in the total score, the target goal, the result, the final performance scores and the payout rate based on the final performance scores.

1. The annual Short-Term Incentive (STI) : Bonus
   The annual STI cash payout is calculated as follows:

Annual STI Payout Calculation for CEO						
Basic Compensation	×	STI Target	×	Corporate STI Multiple (100%)	=	STI Payout

Annual STI Payout Calculation for Internal Directors (other than CEO)								
Basic Compensation	×	STI Target	×	Corporate STI Multiple (75%)	×	Division STI Multiple (25%)	=	STI Payout

The STI target range is from 100% to 250% of Basic Compensation for "Bonuses" and reflects the common practice of global companies.
STI Multiple (STI payout rate based on KPI) used for Bonuses varies from 0% to 200% in accordance with the achievement of KPIs such as Total Core Revenue, Global Growth Products + New Product Incremental Core Revenue and Total Core Operating Profit, etc., established for a single fiscal year.

The targets and the results of KPIs related to STI for the FY2022 are as follows:

KPI	Rationale	Weight	Target	Result	Performance	Score	Weighted Score
Total Core Revenue	• Key indicator of growth, including pipeline delivery • Important measure of success within the industry	45%	3,557.8 billion JPY	3,550.5 billion JPY	99.8%	95.6%	43.0%
Global Growth Products + New Product Incremental Core Revenue	• Global Growth Products: Emphasis on subset of revenue that is the key driver of future revenue growth • New Product Revenue: Key indicator of driving pipeline growth and commercial revenue success	15%	248.7 billion JPY	238.8 billion JPY	96.1%	88.2%	13.2%
Total Core Operating Profit	• Measure of margin achievement while ensuring expense discipline • Reflects synergy capture • Communicated to shareholders as a key measure of Takeda success post acquisition	40%	1,050.4 billion JPY	1,047.4 billion JPY	99.7%	97.0%	38.8%
Payout Rate							95.1%

Divisional KPIs related to Bonuses for Internal Directors (other than CEO) are set according to the characteristics of each division in order to clearly grasp the performance of each division. Please refer to 1.(2)(ii) Core Results (April 1, 2022 to March 31, 2023) for definition of Core financial measures.

2. Long-Term Incentives (LTI) Plans
   The LTI framework aligns the long-term strategy with shareholder returns, while also promoting retention of critical global executive talent.

   Regarding Performance Share Unit awards as part of the Long-Term Incentives Plan, based on 60% of the standard points allocated according to professional duties and responsibility, the PSUs earned will be calculated by the following formula and granted to Internal Directors:

Standard Points (Target Number of Units)	×	Payout rate based on performance (PSU Multiple)	=	PSUs earned

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The payout rate based on performance (PSU Multiple) varies from 0% to 200%, based on the degree of achievement, etc. in relation to consolidated revenue, free cash flow, indicators on profit, R&D targets, etc. over 3 years.

The number of shares to be vested to Internal Directors based on the PSUs earned according to the achievement of company performance objectives are determined as one share per one unit. After a certain period after grant, 50% of the PSUs earned are vested as stock and the remaining are paid in cash.

The targets and the results of KPIs related to Performance Share Unit awards from 2020 - 2022 are as follows:

KPI*1	Weight	Target	Result	Performance	Score	Weighted Score
3-year Accumulated Underlying Revenue	25%	9,810.1 billion JPY	10,124.5 billion JPY	103.2%	164.1%	41.0%
Point in time Core Operating Profit Margin (at end of performance period)	25%	32.4%	29.5%	90.9%	0%	0%
3-year Accumulated Free Cash Flow*2	25%	2,373.0 billion JPY	3,018.6 billion JPY	127.2%	200.0%	50.0%
R&D Pivotal Study Start and Approvals*3	25%	-	-	77.9%	76.2%	19.1%
3-year Relative TSR	Modifier +/-20% points					+10% points
Payout (PSU Score)						120.1%

*1 Each KPI has been set in order to align the long-term strategy with shareholder returns, while also promoting the retention of critical global executive talent.
*2 Free cash flow excluding upfront payment related to the acquisition of TAK-279 was used for FY2022 to exclude the impact of a significant one-time event which was not predicted in the initial target from a consistent performance evaluation standpoint.
*3 R&D KPIs were changed from Pivotal Study Start to Pivotal Study Start and Approvals in order to align management's performance to not only starting pivotal study but also final approvals, because approvals link more closely to new product launches and therefore future cash generation for shareholders.

6. Non-monetary Remuneration

Non-monetary Remuneration (Long Term Incentive Plan) includes the following.

With respect to Restricted Stock Unit awards as part of the Long-Term Incentives Plan, based on the standard points determined according to the Director's professional duties and responsibility, regardless of company performance, the share conversion units are calculated by multiplying the percentage for each Director below and are granted to the Directors.

The number of shares to be vested to each Director is one share per one unit.

Directors	Portion
Internal Directors	40%
External Directors who are not ASC members	100%
Directors who are ASC members	100%

Regarding the number of share conversion units to be vested a certain period after the grant for Internal Directors, and 3 years after the grant of standard points for External Directors who are not ASC members and Directors who are ASC members, 50% of the share conversion units are vested as stock and the remaining are paid in cash.

As for Performance Share Unit awards as part of Long-Term Incentives, please refer to 5.2 above.

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- 64 - 7. Rationale that compensation for each Director (excluding ASC members) is in line with Director's Compensation Policy As stated in 5. Compensation Governance in section 1. Director’s Compensation Policy, in order to provide for objectivity and transparency in the compensation setting process, based on the resolution by the Board of Directors, the Compensation Committee has been delegated the authority to make decisions on individual compensation for Internal Directors. Individual compensation for External Directors who are not ASC members proposed by the Compensation Committee is approved by the Board of Directors. The level of compensation, compensation mix, and performance-based compensation (Long-term Incentives and Bonus programs) for Directors is reviewed by the Compensation Committee from a multilateral perspective, consistent with the Director’s Compensation Policy stated above. Based on the resolution by the Board of Directors, the Compensation Committee was delegated authority to make decisions on individual compensation and determined the amount of individual compensation for Internal Directors for this fiscal year. The Compensation Committee proposed the amount of compensation for External Directors who are not ASC members to the Board of Directors. Therefore, after confirming the review of the process and the content of the proposal of the Compensation Committee, the Board of Directors believes that the individual compensation for Internal Directors and External Directors who are not ASC members is aligned with the Director’s Compensation Policy stated above. (6) External Directors Major activities during this fiscal year and the summary of the duties which were conducted by the External Directors with regard to the roles which the Company had expected them to fulfill. Name Number of meetings attended Major activities during this fiscal year and the summary of the duties which were conducted by the External Directors with regard to the roles which the Company had expected them to fulfill Board of Directors Audit and Supervisory Committee Directors Masami Iijima 8/8 3/3 He actively participated in the discussions at the Board of Directors meetings by leveraging his deep insights from extensive experience in various fields including corporate governance and risk management as well as global management of the company. Also, he facilitated the Board of Directors meetings and Nomination Committee meetings as the chairperson as well as led meetings of External Directors, which contributed to the making of fair and appropriate decisions and securing sound management in the Company. Olivier Bohuon 7/8 － He actively participated in the discussions at the Board of Directors meetings and Compensation Committee meetings by leveraging his deep insights from extensive experience in the management of global pharmaceutical and healthcare businesses in the U.S. and Europe, and his remarkable expertise especially in the area of marketing in the overall healthcare business, which contributed to the making of fair and appropriate decisions and securing sound management in the Company. Jean-Luc Butel 7/8 － He actively participated in the discussions at the Board of Directors meetings and Nomination Committee meetings by leveraging his deep insights from extensive experience in the management of business at major global healthcare companies in the U.S., Europe and Asia, which contributed to the making of fair and appropriate decisions and securing sound management in the Company.

Name	Number of meetings attended		Major activities during this fiscal year and the summary of the duties which were conducted by the External Directors with regard to the roles which the Company had expected them to fulfill
	Board of Directors	Audit and Supervisory Committee	
Ian Clark	8/8	—	He actively participated in the discussions at the Board of Directors meetings and Compensation Committee meetings by leveraging his deep insights from extensive experience in the management of global healthcare companies in Europe and Canada, and his remarkable expertise especially in marketing in the area of oncology and operations of the biotechnology division of a healthcare company, which contributed to the making of fair and appropriate decisions and securing sound management in the Company.
Steven Gillis	7/8	—	He has a Ph.D. in Biology and has served in several pivotal positions at global healthcare companies in the U.S. and Europe. He actively participated in the discussion at the Board of Directors meetings and Nomination Committee meetings leveraging such extensive experience and his remarkable expertise especially in the area of healthcare businesses for immunological therapy, which contributed to the making of fair and appropriate decisions and securing sound management in the Company.
John Maraganore	7/7	—	He actively participated in the discussions at the Board of Directors meetings by leveraging his deep insights from extensive experience in management of global business in the pharmaceutical industry, which contributed to the making of fair and appropriate decisions and securing sound management in the Company.
Michel Orsinger	8/8	3/3	He actively participated in the discussions at the Board of Directors meetings, Nomination Committee meetings and Compensation Committee meetings by leveraging his deep insights from extensive experience in the management of business at major healthcare companies in the U.S. and Europe, which contributed to the making of fair and appropriate decisions and securing sound management in the Company.
Directors who are Audit and Supervisory Committee Members			
Koji Hatsukawa	8/8	10/10	He has wide-ranging experience and expertise in the area of corporate finance and accounting as a certified public accountant. He contributed to the making of fair and appropriate decisions and securing sound management in the Company by actively participating in the discussions at the Board of Directors meetings based on such experience and expertise. He also contributed to the realization of the mission of Audit and Supervisory Committee: to ensure the sound and continuous growth of the Company, realize the creation of mid-and long-term corporate value, and establish a good corporate governance system that accommodates society's trust through supervision and audit.
Yoshiaki Fujimori	8/8	7/7	He actively participated in the discussions at the Board of Directors meetings, Nomination Committee meetings, and Compensation Committee meetings by leveraging his insights from extensive experience in global management of healthcare companies, which contributed to the making of fair and appropriate decisions and securing sound management in the Company. He also contributed to the realization of the mission of Audit and Supervisory Committee: to ensure the sound and continuous growth of the Company, realize the creation of mid-and long-term corporate value, and establish a good corporate governance system that accommodates society's trust through supervision and audit.

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- 66 - Name Number of meetings attended Major activities during this fiscal year and the summary of the duties which were conducted by the External Directors with regard to the roles which the Company had expected them to fulfill Board of Directors Audit and Supervisory Committee Emiko Higashi 8/8 10/10 She actively participated in the discussions at the Board of Directors meetings and Compensation Committee meetings by leveraging her extensive experience and wide expertise on healthcare, technology and financial industries, which contributed to the making of fair and appropriate decisions and securing sound management in the Company. She contributed to the realization of the mission of Audit and Supervisory Committee: to ensure the sound and continuous growth of the Company, realize the creation of mid-and long-term corporate value, and establish a good corporate governance system that accommodates society’s trust through supervision and audit. Kimberly A. Reed 7/7 7/7 She actively participated in the discussions at the Board of Directors meetings by leveraging her extensive U.S. domestic and international experience, leadership and wide expertise, which contributed to the making of fair and appropriate decisions and securing sound management in the Company. She contributed to the realization of the mission of Audit and Supervisory Committee: to ensure the sound and continuous growth of the Company, realize the creation of mid-and long- term corporate value, and establish a good corporate governance system that accommodates society’s trust through supervision and audit. (Notes) 1. Director John Maraganore and Director who is an ASC Member Kimberly A. Reed took office at the 146th Ordinary General Meeting of Shareholders held on June 29, 2022. Accordingly, the Board of Directors meetings to be attended by John Maraganore are the meetings held after he took office as a Director and the Board of Directors meetings and Audit and Supervisory Committee meetings to be attended by Kimberly A. Reed are the meetings held after she took office as a Director who is an ASC Member. 2. Directors Masami Iijima and Michel Orsinger retired from their positions as Directors who are ASC Members due to the expiration of their terms of office and were elected and took office as Directors effective as of the closing of the 146th Ordinary General Meeting of Shareholders held on June 29, 2022. Accordingly, the Audit and Supervisory Committee meetings to be attended by them are the meetings held prior to their retirement from their positions as Directors who are ASC Members. 3. Director who is an ASC Member Yoshiaki Fujimori retired from his position as Director due to the expiration of his term of office and was elected and took office as Director who is an ASC Member effective as of the closing of the 146th Ordinary General Meeting of Shareholders held on June 29, 2022. Accordingly, the Audit and Supervisory Committee meetings to be attended by him are the meetings held after he took office as Director who is an ASC Member.

- 67 - 5. Accounting Auditor (1) Name of Accounting Auditor KPMG AZSA LLC (2) Amount of fee, etc. of Accounting Auditor for this Fiscal Year (i) Amount of fee, etc. for this fiscal year 1,407 million JPY (ii) Total amount of cash and other financial benefits to be paid by the Company and its subsidiaries 2,418 million JPY (Notes) 1. As the audit agreement between the Company and its Accounting Auditor does not differentiate the amount of fee, etc. for audit under the Companies Act from those for audit under the Financial Instruments and Exchange Act and such differentiation is impossible in practice, the above amounts show the total fee, etc. for both audits. 2. The Audit and Supervisory Committee reviews and examines the audit plan of the Accounting Auditor, the status of audit by Accounting Auditor and the rationale for calculating the estimated audit fee based on the Guideline of Practice for Cooperation with Accounting Auditor published by Japan Audit & Supervisory Members Association. As a result of such review and examination, the Audit and Supervisory Committee agreed with the fee, etc. of the Accounting Auditor pursuant to Article 399, Paragraph 1 of the Companies Act. 3. As for the subsidiaries of the Company located overseas set forth in "1. Current State of the Takeda Group, (8)(i) Principal Subsidiaries (as of March 31, 2023)", audit firms other than KPMG AZSA LLC perform audit for the financial statements. (3) Non-audit services The Company commissions to the Accounting Auditor the non-audit services which fall under services other than the services set forth in Article 2, Paragraph 1 of the Certified Public Accountants Act in respect of services for “Services for consent letter on Form S-8”. (4) Decision-Making Policy on Dismissal or Rejection of the Reappointment of Accounting Auditor If the Accounting Auditor is determined to fall under any of the events prescribed in each item of Article 340, Paragraph 1 of the Companies Act, or if an event which has a material adverse effect on the audit of the Company occurs, including, but not limited to, the case in which such Accounting Auditor’s auditing license is suspended, the Accounting Auditor shall be dismissed by the Audit and Supervisory Committee based on the approval of all members thereof. In addition, the Audit and Supervisory Committee, taking into consideration the audit quality, the quality control and independence of the Accounting Auditor and other factors, shall determine whether or not the Accounting Auditor will be reappointed.

- 68 - 6. Overview of the Systems to Ensure the Appropriateness of Operations of the Company and the Status of Implementation of such Systems (1) Overview of the systems to ensure the appropriateness of operations The Company regards internal control, together with risk management, as an important component of corporate governance and has developed its internal control system as described below. (i) Systems to ensure the appropriateness of operations in the Takeda Group • The Company’s “Corporate Philosophy,” consisting of its “Purpose,” “Values: Takeda-ism,” “Vision” and “Imperatives,” permeates the entire Takeda Group. These principles serve as the foundation of the Takeda corporate culture. In addition, the Company is working to strengthen its compliance system through the dissemination of the "Takeda Global Code of Conduct" and by developing ethics and compliance programs. • As a “company with an Audit and Supervisory Committee (ASC),” the Company has established a system that enables the ASC to effectively perform its duties relating to audit and supervision, and is increasing the proportion and diversity of External Directors in order to ensure the transparency and objectivity of the Board of Directors (BOD). • The Company voluntarily has established its Nomination Committee and Compensation Committee, as advisory bodies for the BOD. Both committees ensure objectivity and fairness in the selection and compensation of Directors by having only External Directors as committee members, including the Chairperson. • The Company has established the below committees in order to properly deliberate and decide on important matters: ○ Business & Sustainability Committee: responsible for corporate/business development matters and sustainability-related matters ○ Portfolio Review Committee: responsible for R&D and product related matters ○ Risk, Ethics & Compliance Committee: responsible for risk management, business ethics and compliance matters. • The Company has established the Takeda Executive Team (“TET”), which consists of the President & CEO and the heads of the divisions of the Takeda Group, in order to strengthen its global business management and deepen collaboration among various divisions. • The Company has established the “Takeda Group’s Management Policy (T-MAP),” which summarizes the Company’s business and operations, decision-making and reporting structure, important operational rules, and applies it to all divisions and subsidiaries of the Takeda Group. In addition, each TET member establishes rules for operations and delegation of authority in each division and subsidiary to ensure that operations are conducted appropriately. • The Company has developed a group-wide management system by establishing Global Policies for enterprise risk management, crisis management, Environment, Health and Safety (EHS) and raising & handling concerns. • The Company has established a Quality Management System (QMS) and developed documents describing requirements and procedures, and conducts audits, monitors, and controls the compliance with these documents. This helps to ensure proper operations in research and development, manufacturing and product quality, as well as compliance with the laws and regulations of the pharmaceutical industry (GxP). • The Company has established the Group Internal Audit (GIA), an independent assurance function within Takeda Group, to support the enhancement and protection of organizational value through its audit activities. The GIA department develops and maintains an audit quality assurance and improvement program and conducts internal audit activities in accordance with the “International Standards for the Professional Practice of Internal Auditing (IIA Standards)” issued by the Institute of Internal Auditors. (ii) System for retention and management of information concerning the execution of the duties of Directors • The Company has established the “Global Records and Information Management (RIM) Policy” and properly retains and manages the BOD meeting minutes, approvals of management decisions, and other information concerning the execution of the duties of Directors. (iii) Rules and other systems for managing the risk of loss • The Company has established an integrated system that brings together the three areas of enterprise risk management, business continuity management, and crisis management based on the “Global Business Resilience Policy.” ○ The Company conducts annual enterprise risk assessment for the identification, evaluation, and mitigation planning for prioritized risks. ○ The Company develops business continuity plans for major risks and essential business areas. ○ The Company formulates crisis management plans to identify, manage and recover from a crisis and responds to it by organizing a Crisis Management Committee according to the level of impact. • The Company has established the principles and processes to identify, monitor and report selected high-risk business activities based on the “Global Monitoring Policy.” • The Company has established a patient safety and quality management framework, under both normal state and crisis mode, to initiate necessary actions for patient safety and quality issues including product recall.

- 69 - (iv) System to ensure that the duties of Directors are executed efficiently • Under the provisions of its Articles of Incorporations, the Company has established a structure that delegates a certain degree of decision-making authorities to certain Directors, which enables the BOD to focus more on business strategies, internal controls and other important business matters of the Takeda Group. • The matters delegated to the Directors are discussed and decided at the appropriate management committees, to ensure an agile and effective decision-making process. • The Company has established delegation of authority and decision-making rules such as the "Board of Directors Charter" and "T-MAP" to ensure the duties of the Directors are executed in an appropriate and efficient manner. (v) Systems to ensure that Directors and employees comply with laws and regulations and the Company’s Articles of Incorporation in executing their duties • The Company has established a dedicated department responsible for business ethics and compliance in order to strengthen the group-wide compliance systems. • The Company has established its Code of Conduct, global policies (prohibition of bribery, handling of personal information, prohibition of insider trading, etc.) and other compliance-related internal rules, and implements training programs throughout the Takeda Group. • The Company has established global policies and internal regulations for interactions with healthcare entities, patient organizations, and government entities to comply with laws and regulations, which are essential for pharmaceutical companies. • The Company has established guidelines for raising and handling concerns of potential misconduct and has procedures for employees to remain anonymous and ensure their confidentiality through the Takeda Ethics Line. (vi) System to ensure the reliability of financial reporting • The Company ensures the reliability of disclosed materials by establishing and implementing an internal control system for financial reporting based on the 2013 Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). (vii) Basic Views on Eliminating Anti-Social Forces • The Company’s basic policy is to eliminate any relationship, including normal transactions, with antisocial forces that pose a threat to the order or safety of civil society. The Company works to avert any damage from antisocial forces by maintaining close contact with the police, etc., collecting information, and providing the information and training opportunities internally. (viii) System to ensure that the audits by the Audit and Supervisory Committee are conducted effectively The Company has established the following system that defines the roles, authority, duties, etc. of the ASC through the “Audit and Supervisory Committee Charter,” as well as internal guidelines regarding the audit and supervision of the ASC. 1) Matters related to ensuring the independence from the directors, of employees who assist the ASC, and the effectiveness of instructions given to such employees by the ASC: ・ The ASC Office is established, and dedicated staff members are appointed in order to assist ASC in the execution of duties under the direction of the ASC. ・ The appointment, personnel changes, personnel evaluations and other matters related to the dedicated staff members require the consent of the ASC. 2) A structure for the directors and the employees to report to the ASC, and other reporting structures related to the ASC: ・ The ASC is informed on matters concerning the Company’s basic management policy and plans, and material matters including those related to subsidiaries and affiliates of the Company. ・ Any facts that could cause significant damage to the Takeda Group need to be immediately reported to the ASC. ・ The ASC can access the minutes and materials of important meetings at any time. ・ The Company has established a system to ensure that Directors and employees, etc. would not be subject to any unfavorable treatment for reporting to the ASC. 3) Other systems to ensure that audits by the ASC are performed effectively: ・ The ASC can conduct systematic audits in cooperation with the internal audit division, to which the ASC is authorized to give instructions, the internal control promotion division and the accounting auditor. ・ Expenses necessary for the execution of duties by the ASC and the ASC members are borne by the Company.

- 70 - (2) Overview of the status of the implementation of systems to ensure the appropriateness of operations During this fiscal year, the Company made efforts to appropriately implement the systems described in (1) above. The major efforts made by the Company during this fiscal year that are considered important for internal control, are as follows: [Dissemination of the Company’s Corporate Philosophy] • The TET members, including the President & CEO, are working to permeate the Company’s “Corporate Philosophy,” consisting of its “Purpose,” “Values: Takeda-ism,” “Vision” and “Imperatives,” throughout the Takeda Group and to employees, by delivering messages internally, holding town hall meetings and other means. [Strengthening of the Corporate Governance Structure] • Along with the Company’s transition into a “company with an Audit and Supervisory Committee (ASC)” in 2016, the Company has increased the proportion and diversity of its External Directors so that the Board of Directors (BOD) and the ASC can fulfill their respective roles more appropriately. As of the end of this fiscal year, the BOD consists of 15 members (including two female Directors), of which 11 are External Directors, and five Directors are Japanese and ten are foreign nationals. All External Directors meet the applicable criteria of independency established by the financial instruments exchanges. • All ASC members, including the head, are External Directors. • The Company voluntarily establishes the Nomination Committee and the Compensation Committee as advisory bodies for the BOD. All members of each Committee, including Chairperson, are External Directors. [Status of the BOD] • The BOD held eight meetings during this fiscal year. The meetings were chaired by an External Director, and each Director with their diverse backgrounds, made appropriate statements from their respective points of view. • As mentioned above, by delegating the authority to decide on important business execution matters to the Directors, the BOD allocates more time to deliberate on issues that can have a significant impact on the Takeda Group and its management strategies and oversee the performance of Directors in executing the business. • Prior to each BOD meeting, External Directors receive an explanation of the meeting agenda from the Directors other than External Directors. In addition, when new External Directors are appointed, the Company ensures that they thoroughly understand their legal obligations and provides them with information on the Company’s business environment, strategy, etc. to deepen their understanding. • At the BOD meetings, each External Director, as appropriate, expressed their opinions during the deliberations of items on the agenda based on their advanced insight derived from experience in corporate management, or their high level of knowledge in highly specialized areas such as accounting and law. • An evaluation of this fiscal year’s performance and effectiveness of the BOD was conducted by a third-party organization through a questionnaire and subsequent individual interviews with all of the Directors. The questionnaire focused on five key evaluation items: “Strategic Alignment & Engagement,” “Composition & Structure,” “Processes & Practices,” “Management Oversight,” and “Board Culture and Dynamics.” In addition, the Directors were also requested to make self-evaluations on the “oversight by ASC and Nomination Committee.” After incorporating the analysis and recommendations made by the third-party organization, the overall evaluation result was explained by the third-party organization and discussed by all Directors. In this fiscal year, the Compensation Committee members conducted a self-evaluation on the “Effectiveness of the Compensation Committee” by receiving a support from the third-party organization on the creation of questionnaires. The Compensation Committee reported to the BOD about the results of the self-evaluation and actions for improvement. • During the discussion, it was concluded that the BOD was working effectively, confirming that (i) there were no new material concerns which were pointed out (ii) there is effective leadership in management and the Board and, (iii) governance is working robustly, especially as the reporting from the advisory committees to the BOD was strengthened. In addition, the BOD confirmed certain improvements from the previous fiscal year concerning “content of Board discussions and practice of Board meeting“ and “optimal Board composition.” These were matters that were pointed out in previous fiscal year evaluations and continued to be prioritized as important matters this fiscal year. • The BOD also confirmed the effectiveness of the ASC, Nomination Committee and Compensation Committee and their contributions to the robust corporate governance of the Company. [Efforts to develop the internal control system in the Takeda Group] ・ In order to strengthen our commitment to sustainability, the Company has reviewed and reorganized its Business Review Committee into the Business & Sustainability Committee, and reexamined the roles and responsibilities of the Committee in April 2022. • For matters other than those that need to be resolved by the decision-making bodies, including the BOD, the Business & Sustainability Committee, the Portfolio Review Committee, and the Risk, Ethics & Compliance Committee, the decision-making authority is delegated to the TET members which consists of the President & CEO and the heads of the Takeda Group. The delegation of authority from TET members to their subordinates is conducted based on the “Global Policy - Delegation of Authority.” • The Group Internal Audit (GIA) department conducted an internal audit of each business units and functions of the Company and each group company based on the “Group Internal Audit Charter,” and reported the results to the

- 71 - President & CEO, ASC, and BOD. In addition, the GIA department conducted verification procedures to assess the effectiveness of internal control systems for financial reporting, and reported the results to the Global Finance division. • The Global Finance division confirmed the effectiveness of the internal controls of business units and functions of the Company based on (i) the results of its testing program, which evaluated the design and operating effectiveness of our controls, as well as (ii) answers to self-assessment through questionnaires received from the heads of each business unit and function of the Company. In addition, the Global Finance division reported the final assessment, including the results of the testing, to the Chief Financial Officer (CFO), President & CEO, ASC and BOD. • The Global Quality division clarified the Company’s commitment to, and vision for quality, and conducted global quality assurance for the Takeda Group based on the “Global Quality Policy.” • The Corporate EHS department continued to clarify the roles and responsibilities of its personnel in order to promote activities for the environment, occupational health and safety management of the Company. They also conducted internal audits within the Takeda Group from the perspective of management of the environment, occupational health and safety, and compliance by setting specific targets based on the “Global Environment, Health and Safety Policy and Position,” etc. [Efforts to promote compliance] • The Company monitored potentially high-risk business activities, and made continuous improvements based on identified root causes. • Takeda Group’s compliance-related issues were regularly reported to the Risk, Ethics & Compliance Committee and the ASC, and to the BOD and the TET in a timely manner. [Efforts relating to risk management] • The principal enterprise risks of this fiscal year were discussed and validated at the Risk, Ethics & Compliance Committee through an enterprise risk assessment report and heatmap. • The enterprise risk heatmap was discussed and approved by the BOD. Also, risk mitigation measures for risks on the enterprise heatmap were developed and the effectiveness thereof was verified. Mitigations and measuring of their effectiveness were delegated to TET risk owners. • Other concrete efforts relating to risk management for this fiscal year are as follows:  Through the risk coordinator community within the Takeda Group, the Company promotes upskilling in risk management practices and knowledge sharing. The Company also uses a simple and user-friendly enterprise risk assessment tool, which facilitates a single view of risk across the Company. Based on this technology- based solution, the Company expects to promote efficiency and improve its ability to analyze risk data and trends, and achieve more data-driven approach. The Company has also developed technical measures for consistent reporting and tracking of key risk indicators to enable ongoing discussions with its senior leadership.  In addition, the Company undertakes educational initiatives and simulations for senior leadership for the purpose of enhancing processes and level of proficiency associated with crisis management activities such as pandemic situations, shortages of critical therapies and market actions, natural disasters, and geopolitical risks.  With respect to product quality risk, the Company integrates the identification, assessment and control of risks into its Quality Management System and provides risk management tools, training and support to employees who are involved in R&D, manufacturing and quality. The Company has been conducting various assurance activities at global level in relation to key privacy risks.  The Company conducted the following actions for cybersecurity:  Since the Company recognized the critical role that cybersecurity plays in ensuring trusted digital interactions with the Company’s stakeholders, the Company restructured the Information Security & Governance Board into the Information & Digital Trust Governance Board. The meeting of this Board was held each month and on an ad hoc basis. This Board consists of representatives from all business units/functions of the Company and discussed relevant information risk topics and reviewed the status of actions taken to mitigate such risks.  Online training module with the latest information and awareness of cyber threats in each business were provided in order to strengthen cybersecurity awareness and address emerging threats.  The Company conducted a crisis management exercise focused on a global cybersecurity incident for TET without advance notice, in order to elevate their crisis readiness and resilience.  The Company continued to make investments to strengthen security in the process and technical aspects of the Company’s data and IT infrastructure. Insurance is held to cover certain costs related to significant cybersecurity events that the Company may face in the future.  The Regional Crisis Management Committee on COVID-19 continued to operate and issued timely guidance based on regional and local information such as travel restrictions and recommendations for working from home to encourage employees to act appropriately.  The Global Crisis Management Committee on Ukraine situation continued to operate to confirm employees’ safety status and provide timely and continuous support to employees in an effort to ensure their safety. [Efforts by the Audit and Supervisory Committee]

- 72 - • The ASC is managed based on the “Audit and Supervisory Committee Charter.” The ASC meetings are chaired by the Head of ASC. The meetings were held ten times during this fiscal year, and the members exchanged information and opinions relating to matters such as the agenda of the BOD meetings, status of the Director’s business executions and the Company’s internal control system. ASC members obtained information by attending important meetings, collecting information on a regular basis using the support of the ASC Office, listening to regular business reports from divisions executing the business. In addition, they collaborated with the GIA department and the internal control promotion division to gather insights. The ASC members formulated their audit opinions by sharing this information amongst themselves. • The ASC reported on the result of the previous fiscal year’s activities and its activity policy and plan for this fiscal year, and exchanged opinions at the BOD meeting. As necessary, the ASC also gave its opinion on the Directors’ business execution. • The ASC had meetings to exchange opinions with the GIA department regularly or as necessary, and received reports related to the Company’s internal audit plan and audit results. The ASC effectively utilized these results for ASC’s audit after confirming the appropriateness of these reports. In addition, the ASC conducted a systematic audit while instructing or requesting an investigation as necessary to the GIA department and coordinating activities in their respective audit plans. • The appointed ASC Members attended the Nomination Committee and the Compensation Committee as members of those committees, and stated their opinions relating to the election of Directors who are not ASC Members and their compensation. Also, the information obtained from these committees was shared at the ASC, and through this and other relevant processes, the ASC formulated its opinion, and performed its duties of supervision. **************************************************************** [Note to Business Report] All monetary amounts indicated in the Business Report are rounded to the nearest unit.

- 73 - CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED STATEMENT OF PROFIT OR LOSS [IFRS] (April 1, 2022 to March 31, 2023) (Million JPY) Item Amount [Reference] Amount of previous period Revenue 4,027,478 3,569,006 Cost of sales (1,244,072) (1,106,846) Selling, general and administrative expenses (997,309) (886,361) Research and development expenses (633,325) (526,087) Amortization and impairment losses on intangible assets associated with products (542,443) (472,915) Other operating income 25,424 43,123 Other operating expenses (145,247) (159,075) Operating profit 490,505 460,844 Finance income 62,913 23,700 Finance expenses (169,698) (166,607) Share of profit (loss) of investments accounted for using the equity method (8,630) 15,367 Profit before tax 375,090 302,571 Income tax expenses (58,052) (72,405) Net profit for the year 317,038 230,166 Attributable to: Owners of the Company 317,017 230,059 Non-controlling interests 21 107 Net profit for the year 317,038 230,166

- 74 - [Reference] CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME [IFRS] (April 1, 2022 to March 31, 2023) (Million JPY) Item Amount [Reference] Amount of previous period Net profit for the year 317,038 230,166 Other comprehensive income (loss) Items that will not be reclassified to profit or loss: Changes in fair value of financial assets measured at fair value through other comprehensive income (2,654) (14,626) Remeasurement of defined benefit pension plans 17,752 20,783 15,098 6,158 Items that may be reclassified subsequently to profit or loss: Exchange differences on translation of foreign operations 618,773 583,969 Cash flow hedges (21,451) 2,173 Hedging cost (16,993) 2,457 Share of other comprehensive loss of investments accounted for using the equity method (892) (497) 579,437 588,103 Other comprehensive income for the year, net of tax 594,535 594,261 Total comprehensive income for the year 911,574 824,427 Attributable to: Owners of the Company 911,529 824,258 Non-controlling interests 45 168 Total comprehensive income for the year 911,574 824,427 (Note) Consolidated Statement of Comprehensive Income is not required by the Companies Act and is not audited, but it is presented for the reference purpose.

- 75 - CONSOLIDATED STATEMENT OF FINANCIAL POSITION [IFRS] (As of March 31, 2023) (Million JPY) Item Amount [Reference] Amount of previous period Item Amount [Reference] Amount of previous period ASSETS LIABILITIES Non-current assets Non-current liabilities Property, plant and equipment 1,691,229 1,582,800 Bonds and loans 4,042,741 4,141,418 Goodwill 4,790,723 4,407,749 Other financial liabilities 534,269 468,943 Intangible assets 4,269,657 3,818,544 Net defined benefit liabilities 127,594 145,847 Investments accounted for using the equity method 99,174 96,579 Income taxes payable 24,558 21,634 Other financial assets 279,683 233,554 Provisions 55,669 52,199 Other non-current assets 63,325 82,611 Other non-current liabilities 65,389 67,214 Deferred tax assets 366,003 362,539 Deferred tax liabilities 270,620 451,511 Total non-current assets 11,559,794 10,584,376 Total non-current liabilities 5,121,138 5,348,764 Current assets Current liabilities Inventories 986,457 853,167 Bonds and loans 339,600 203,993 Trade and other receivables 649,429 696,644 Trade and other payables 649,233 516,297 Other financial assets 20,174 25,305 Other financial liabilities 185,537 196,071 Income taxes receivable 32,264 27,733 Income taxes payable 232,377 200,918 Other current assets 160,868 141,099 Provisions 508,360 443,502 Cash and cash equivalents 533,530 849,695 Other current liabilities 566,689 584,949 Assets held for sale 15,235 - Liabilities held for sale 144 - Total current assets 2,397,956 2,593,642 Total current liabilities 2,481,940 2,145,730 Total liabilities 7,603,078 7,494,495 EQUITY Share capital 1,676,345 1,676,263 Share premium 1,728,830 1,708,873 Treasury shares (100,317) (116,007) Retained earnings 1,541,146 1,479,716 Other components of equity 1,508,119 934,173 Equity attributable to owners of the company 6,354,122 5,683,019 Non-controlling interests 549 504 Total equity 6,354,672 5,683,523 TOTAL ASSETS 13,957,750 13,178,018 TOTAL LIABILITIES AND EQUITY 13,957,750 13,178,018

- 76 - CONSOLIDATED STATEMENT OF CHANGES IN EQUITY [IFRS] (April 1, 2022 to March 31, 2023) (Million JPY) Equity attributable to owners of the Company Share capital Share premium Treasury shares Retained earnings Other components of equity Exchange differences on translation of foreign operations Changes in fair value of financial assets measured at fair value through other comprehensive i As of April 1, 2022 1,676,263 1,708,873 (116,007) 1,479,716 984,141 22,068 Effect of hyperinflation (1,960) 4,121 Restated opening balance 1,676,263 1,708,873 (116,007) 1,477,756 988,263 22,068 Net profit for the year 317,017 Other comprehensive income (loss) 617,866 (2,663) Comprehensive income (loss) for the year — — — 317,017 617,866 (2,663) Transactions with owners: Issuance of new shares 82 82 Acquisition of treasury shares (5) (27,060) Disposal of treasury shares 0 0 Dividends (278,313) Changes in ownership (2,143) Transfers from other components of equity 24,687 (6,935) Share-based compensation 62,670 Exercise of share-based awards (42,791) 42,749 Total transactions with owners 82 19,956 15,689 (253,626) — (6,935) As of March 31, 2023 1,676,345 1,728,830 (100,317) 1,541,146 1,606,128 12,470

- 77 - (Million JPY) Equity attributable to owners of the Company Non- controlling interests Total equity Other components of equity Total equity attributable to owners of the Company Cash flow hedges Hedging cost Remeasureme nts of defined benefit pension plans Total other components of equity As of April 1, 2022 (65,901) (6,135) — 934,173 5,683,019 504 5,683,523 Effect of hyperinflation 4,121 2,161 2,161 Restated opening balance (65,901) (6,135) — 938,294 5,685,180 504 5,685,864 Net profit for the year — 317,017 21 317,038 Other comprehensive income (loss) (21,451) (16,993) 17,752 594,512 594,512 24 594,535 Comprehensive income (loss) for the year (21,451) (16,993) 17,752 594,512 911,529 45 911,574 Transactions with owners: Issuance of new shares — 164 164 Acquisition of treasury shares — (27,065) (27,065) Disposal of treasury shares — 1 1 Dividends — (278,313) (278,313) Transfers from other components of equity (17,752) (24,687) — — Share-based compensation — 62,670 62,670 Exercise of share-based awards — (42) (42) Total transactions with owners — — (17,752) (24,687) (242,586) — (242,586) As of March 31, 2023 (87,352) (23,127) — 1,508,119 6,354,122 549 6,354,672

- 78 - UNCONSOLIDATED FINANCIAL STATEMENTS UNCONSOLIDATED BALANCE SHEET (As of March 31, 2023) (Million JPY) Item Amount [Reference] Amount of previous period Item Amount [Reference] Amount of previous period Current assets 862,669 1,028,980 Current liabilities 1,000,002 1,148,674 Cash and deposits 164,860 287,147 Accounts payable 54,471 36,534 Accounts receivable 59,765 114,457 Other payable 150,115 242,812 Securities 97,030 401,659 Accrued expenses 63,007 56,714 Merchandise and products 39,202 43,736 Income taxes payable 1,462 9,954 Work in process 46,094 34,094 Short-term loans 388,195 415,346 Raw materials and supplies 39,399 32,087 Current portion of bonds 106,715 101,960 Income taxes receivables 2,192 - Current portion of long-term loans 100,000 75,000 Short-term loans receivable from subsidiaries and affiliates 275,053 0 Deposit received 92,025 118,774 Other 139,082 115,803 Reserve for employees’ bonuses 14,120 18,520 Allowance for doubtful accounts (8) (2) Reserve for share-based payments 3,281 3,063 ) Reserve for bonuses for directors and corporate auditors 385 443 Reserve for restructuring costs 2,020 2,045 Other 24,205 67,508 Non-current assets 8,544,633 8,612,668 Non-current liabilities 4,201,082 4,198,075 Tangible noncurrent assets 176,354 172,652 Bonds 2,787,470 2,846,583 Buildings and structures 85,059 86,608 Long-term loans 1,262,420 1,268,188 Machinery and equipment 17,276 17,779 Reserve for retirement benefits 7,047 6,401 Vehicles 35 62 Reserve for litigation 38,283 28,754 Tools and fixtures 8,492 6,783 Reserve for share-based payments 2,548 2,703 Land 39,794 39,196 Reserve for restructuring costs 2,219 1,447 Lease assets 1,300 1,149 Asset retirement obligations 1,893 1,893 Construction in progress 24,396 21,075 Long-term deferred income 12,486 9,233 Other 86,717 32,874 Intangible noncurrent assets 33,100 31,779 Total liabilities 5,201,084 5,346,749 Shareholders' equity 4,546,482 4,478,763 Investments and other assets 8,335,180 8,408,237 Share Capital 1,676,345 1,676,263 Investment securities 32,854 41,026 Share premium 1,670,413 1,668,276 Investment in subsidiaries and affiliates 8,000,147 8,088,454 Additional paid-in capital 1,668,357 1,668,276 Investments in other securities of subsidiaries and affiliates 5,031 - Other share premium 2,055 - Contributions to subsidiaries and affiliates 26,344 31,659 Retained earnings 1,300,012 1,250,202 Long-term deposits 6,743 6,585 Legal reserve 15,885 15,885 Prepaid pension costs 54,350 48,716 Other retained earnings 1,284,127 1,234,317 Deferred tax assets 165,410 172,752 Reserve for retirement benefits 5,000 5,000 Other 44,301 19,045 Reserve for dividends 11,000 11,000 Reserve for research and development 2,400 2,400 Reserve for capital improvements 1,054 1,054 Reserve for promotion of exports 434 434 Reserve for reduction of noncurrent assets 29,890 30,439 General reserve 814,500 814,500 Unappropriated retained earnings 419,850 369,489 Treasury shares (100,288) (115,977) Valuation and translation adjustments (341,452) (185,094) Unrealized gains on available-for-sale securities 8,584 16,411 Deferred gains on derivatives under hedge accounting (350,036) (201,505) Share acquisition rights 1,188 1,230 Total net assets 4,206,219 4,294,899 TOTAL ASSETS 9,407,303 9,641,648 TOTAL LIABILITIES AND NET ASSETS 9,407,303 9,641,648

- 79 - UNCONSOLIDATED STATEMENTS OF OPERATIONS (April 1, 2022 to March 31, 2023) (Million JPY) Item Amount [Reference] Amount of previous period Net sales 632,137 764,301 Cost of sales 214,973 207,581 Gross profit 417,164 556,719 Selling, general and administrative expenses 281,023 263,011 Operating income 136,140 293,709 Non-operating income 329,384 425,329 Interest and dividend income 276,023 374,968 Other 53,361 50,361 Non-operating expenses 125,403 168,161 Interest expenses 85,589 73,125 Other 39,814 95,036 Ordinary income 340,122 550,876 Extraordinary income 42,851 - Gain on restructuring of subsidiaries and affiliates 42,851 - Income before income taxes 382,973 371,934 Income taxes – current 35,854 32,870 Income taxes – deferred 16,469 14,614 Net income 330,649 324,450

UNCONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

(April 1, 2022 to March 31, 2023) (Million JPY)

	Shareholders' equity									Valuation and translation adjustments				
		Share premium			Retained earnings									
	Share capital	Additional paid-in capital	Other share premium	Total share premium	Legal reserve	Other retained earnings (*)	Total retained earnings	Treasury shares	Total shareholders' equity	Unrealized gains on available-for-sale securities	Deferred gains on derivatives under hedge accounting	Total valuation and translation adjustments	Share acquisition rights	Total net assets
As of April 1, 2022	1,676,263	1,668,276	—	1,668,276	15,885	1,234,317	1,250,202	(115,977)	4,478,763	16,411	(201,505)	(185,094)	1,230	4,294,899
Changes of items during the fiscal year														
Issuance of new shares	82	82		82			—		164			—		164
Dividends				—		(280,839)	(280,839)		(280,839)			—		(280,839)
Provision for reserve for reduction of noncurrent assets				—			—		—			—		—
Reversal of reserve for reduction of noncurrent assets				—			—		—			—		—
Net income				—		330,649	330,649		330,649			—		330,649
Acquisition of treasury shares				—			—	(27,060)	(27,060)			—		(27,060)
Disposal of treasury shares			2,055	2,055			—	42,749	44,805			—		44,805
Net change in items other than shareholders' equity during the fiscal year				—			—		—	(7,826)	(148,531)	(156,357)	(42)	(156,399)
Total changes of items during the fiscal year	82	82	2,055	2,137	—	49,811	49,811	15,689	67,719	(7,826)	(148,531)	(156,357)	(42)	(88,680)
As of March 31, 2023	1,676,345	1,668,357	2,055	1,670,413	15,885	1,284,127	1,300,012	(100,288)	4,546,482	8,584	(350,036)	(341,452)	1,188	4,206,219

- 80 -

- 81 - *Breakdown of other retained earnings (Million JPY) Reserve for retirement benefits Reserve for dividends Reserve for research and development Reserve for capital improvements Reserve for promotion of exports Reserve for reduction of noncurrent assets General reserve Unappropriated retained earnings Total As of April 1, 2022 5,000 11,000 2,400 1,054 434 30,439 814,500 369,489 1,234,317 Changes of items during the fiscal year Issuance of new shares — Dividends (280,839) (280,839) Provision for reserve for reduction of noncurrent assets 2,522 (2,522) — Reversal of reserve for reduction of noncurrent assets (3,071) 3,071 — Net income 330,649 330,649 Acquisition of treasury shares — Disposal of treasury shares 0 Net change in items other than shareholders’ equity during the fiscal year — Total changes of items during the fiscal year — — — — — (550) — 50,360 49,811 As of March 31, 2023 5,000 11,000 2,400 1,054 434 29,890 814,500 419,850 1,284,127

82 [English Translation of the Accounting Auditor's Report Originally Issued in the Japanese Language] [Certified Copy of the Accounting Auditor’s Report related to the Consolidated Financial Statements] Independent Auditor’s Report May 10, 2023 The Board of Directors Takeda Pharmaceutical Company Limited KPMG AZSA LLC Tokyo Office Masahiro Mekada Designated Limited Liability Partner Engagement Partner Certified Public Accountant Kotetsu Nonaka Designated Limited Liability Partner Engagement Partner Certified Public Accountant Hiroaki Namba Designated Limited Liability Partner Engagement Partner Certified Public Accountant Opinion We have audited the consolidated financial statements, comprising the consolidated statement of profit or loss, the consolidated statement of financial position, the consolidated statement of changes in equity and the related notes on the consolidated financial statements of Takeda Pharmaceutical Company Limited (“the Company”) as of March 31, 2023 and for the year from April 1, 2022 to March 31, 2023 in accordance with Article 444-4 of the Companies Act. In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the latter part of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required by International Financial Reporting Standards, present fairly, in all material respects, the financial position and the results of operations of the Company and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared. Basis for Opinion We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the "Auditor’s Responsibilities in Auditing the Consolidated Financial Statements" section of our report. We are independent from the Company and its consolidated subsidiaries and have fulfilled other ethical responsibilities as an auditor in accordance with Japan's professional ethics regulations. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

83 Other Information The other information comprises the business report and its supplementary schedules. Management is responsible for the preparation and presentation of the other information. Audit and Supervisory Committee is responsible for overseeing the directors’ performance of their duties with regard to the design, implementation and maintenance of the reporting process for the other information. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. Responsibilities of the Management and Audit and Supervisory Committee for the Consolidated Financial Statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the latter part of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required by International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error. In preparing the consolidated financial statements, the management shall (i) evaluate whether or not it is appropriate to prepare the consolidated financial statements based on the premise of a going concern, unless the management intends to liquidate or suspend the business or there is no other practical alternative but to do so, and (ii) disclose matters relating to a going concern if it is necessary to do so in accordance with the provisions of the latter part of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required by International Financial Reporting Standards. Audit and Supervisory Committee is responsible for monitoring the performance of duties by directors including the design and implementation of the financial reporting process. Auditor’s Responsibilities in Auditing the Consolidated Financial Statements Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor in the Auditor’s Report, obtaining reasonable assurance as to whether the consolidated financial statements as a whole are free of material misstatements, whether due to fraud or error. Misstatements may occur due to fraud or error, and if it is reasonably expected to affect the decision-making of users of the consolidated financial statements when individually or in the aggregate, it is judged to be material. In accordance with auditing standards generally accepted in Japan, we make judgment as a professional expert throughout the course of audit, maintain professional skepticism, and perform the following:

84  We identify and assess the risks of material misstatements, whether due to fraud or error. Also, we design and implement audit procedures that address the risks of material misstatements. The selection and application of audit procedures is at our discretion. In addition, we obtain sufficient and appropriate audit evidence to form the basis of the opinion.  In making those risk assessments, we consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of auditing the consolidated financial statements is not for the purpose of expressing an opinion on the effectiveness of the Company and its consolidated subsidiaries’ internal control.  We evaluate the appropriateness of the accounting policies adopted by management and the method of application thereof, as well as the reasonableness of accounting estimates made by management and the adequacy of related notes.  We conclude whether it is appropriate for management to prepare consolidated financial statements on the premise of a going concern, and whether there is significant uncertainty regarding events or circumstances that may cause significant doubts on the premise of a going concern based on the audit evidence obtained. We are required to draw attention to the notes on the consolidated financial statements in the Auditor’s Report if significant uncertainties regarding the premise of a going concern are observed, or to express a qualified opinion with a description of qualification if the notes on the consolidated financial statements regarding significant uncertainties are not appropriate. Though our conclusions are based on audit evidence obtained up to the date of the Auditor’s Report, future events and circumstances may prevent the the Company and its consolidated subsidiaries from continuing as a going concern.  We evaluate whether the presentation and notes of the consolidated financial statements comply with the provisions of the latter part of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required by International Financial Reporting Standards. In addition, we evaluate whether the presentation, composition and contents of the consolidated financial statements, including related notes, properly present the underlying transactions and accounting events.  We obtain sufficient and appropriate audit evidence regarding the financial information of the Company and its consolidated subsidiaries to express our opinion on the consolidated financial statements. We are responsible for directing, supervising and implementing the audit of the consolidated financial statements. We are solely responsible for our opinion. We report to the Audit and Supervisory Committee on the planned scope and timing of the audit, significant findings regarding the audit including significant deficiencies in internal controls identified during the audit process, and any other matters required by relevant audit standards. We report to the Audit and Supervisory Committee on our compliance with Japan's professional ethics regulations regarding independence, as well as matters that could reasonably be considered to affect our independence, and any safeguards having been taken to remove or reduce obstructive factors. Interest required to be disclosed by the Certified Public Accountants Act of Japan Our firm and its designated engagement partners have no interest in the Company and its consolidated subsidiaries which should be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan. Notes to the Reader of Independent Auditor’s Report: The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act. End of Document

85 [English Translation of the Accounting Auditor's Report Originally Issued in the Japanese Language] [Certified Copy of the Accounting Auditor’s Report] Independent Auditor’s Report May 10, 2023 The Board of Directors Takeda Pharmaceutical Company Limited KPMG AZSA LLC Tokyo Office Masahiro Mekada Designated Limited Liability Partner Engagement Partner Certified Public Accountant Kotetsu Nonaka Designated Limited Liability Partner Engagement Partner Certified Public Accountant Hiroaki Namba Designated Limited Liability Partner Engagement Partner Certified Public Accountant Opinion We have audited the financial statements, comprising the unconsolidated balance sheet, the unconsolidated statement of operations, the unconsolidated statement of changes in net assets and the related notes to the unconsolidated financial statements, as well as the supplementary schedules of Takeda Pharmaceutical Company Limited (“the Company”) as of March 31, 2023 and for the 146th fiscal year from April 1, 2022 to March 31, 2023 (“the Financial Statements and Others”) in accordance with Article 436-2-1 of the Companies Act. In our opinion, the Financial Statements and Others referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period, for which the Financial Statements and Others were prepared, in accordance with accounting principles generally accepted in Japan. Basis for Opinion We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the "Auditor’s Responsibilities in Auditing the Financial Statements and Others" section of our report. We are independent from the Company and have fulfilled other ethical responsibilities as an auditor in accordance with Japan's professional ethics regulations. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

86 Other Information The other information comprises the business report and its supplementary schedules. Management is responsible for the preparation and presentation of the other information. Audit and Supervisory Committee is responsible for overseeing the directors’ performance of their duties with regard to the design, implementation and maintenance of the reporting process for the other information. Our opinion on the financial statements and the accompanying supplementary schedules does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the financial statements and the accompanying supplementary schedules, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements and the accompanying supplementary schedules or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. Responsibilities of the Management and Audit and Supervisory Committee for the Financial Statements and Others Management is responsible for the preparation and fair presentation of the Financial Statements and Others in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of the Financial Statements and Others that are free from material misstatements, whether due to fraud or error. In preparing the Financial Statements and Others, the management shall (i) evaluate whether or not it is appropriate to prepare the Financial Statements and Others based on the premise of a going concern, and (ii) disclose matters relating to a going concern if it is necessary to do so in accordance with accounting principles generally accepted in Japan. Audit and Supervisory Committee is responsible for monitoring the performance of duties by directors including the design and implementation of the financial reporting process. Auditor’s Responsibilities in Auditing the Financial Statements and Others Our responsibilities are to express an opinion on the Financial Statements and Others based on our audit as independent auditor in the Auditor’s Report, obtaining reasonable assurance as to whether the Financial Statements and Others as a whole are free of material misstatements, whether due to fraud or error. Misstatements may occur due to fraud or error, and if it is reasonably expected to affect the decision-making of users of the Financial Statements and Others when individually or in the aggregate, it is judged to be material. In accordance with auditing standards generally accepted in Japan, we make judgment as a professional expert throughout the course of audit, maintain professional skepticism, and perform the following:  We identify and assess the risks of material misstatements, whether due to fraud or error. Also, we design and implement audit procedures that address the risks of material misstatements. The selection and application of audit procedures is at our discretion. In addition, we obtain sufficient and appropriate audit evidence to form the basis of the opinion.

87  In making those risk assessments, we consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of auditing the Financial Statements and Others is not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.  We evaluate the appropriateness of the accounting policies adopted by management and the method of application thereof, as well as the reasonableness of accounting estimates made by management and the adequacy of related notes.  We conclude whether it is appropriate for management to prepare Financial Statements and Others on the premise of a going concern, and whether there is significant uncertainty regarding events or circumstances that may cause significant doubts on the premise of a going concern based on the audit evidence obtained. We are required to draw attention to the notes on the Financial Statements and Others in the Auditor’s Report if significant uncertainties regarding the premise of a going concern are observed, or to express a qualified opinion with a description of qualification if the notes on the Financial Statements and Others regarding significant uncertainties are not appropriate. Though our conclusions are based on audit evidence obtained up to the date of the Auditor’s Report, future events and circumstances may prevent the Company from continuing as a going concern.  We evaluate whether the presentation and notes of the Financial Statements and Others comply with accounting standards generally accepted in Japan. In addition, we evaluate whether the presentation, composition and contents of the Financial Statements and Others properly present the underlying transactions and accounting events. We report to the Audit and Supervisory Committee on the planned scope and timing of the audit, significant findings regarding the audit including significant deficiencies in internal controls identified during the audit process, and any other matters required by relevant audit standards. We report to the Audit and Supervisory Committee on our compliance with Japan's professional ethics regulations regarding independence, as well as matters that could reasonably be considered to affect our independence, and any safeguards having been taken to remove or reduce obstructive factors. Interest required to be disclosed by the Certified Public Accountants Act of Japan Our firm and its designated engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan. Notes to the Reader of Independent Auditor’s Report: The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act. End of Document

88 [English Translation of the Report of the Audit and Supervisory Committee Originally Issued in the Japanese Language] [Certified Copy of the Audit Report of the Audit and Supervisory Committee] Audit Report The Audit and Supervisory Committee has audited the Directors’ performance of their duties for the 146th business year from April 1, 2022 to March 31, 2023, and hereby reports the method and results of those audits, as follows: 1. Method and Contents of Audits (1) With regard to the content of the resolutions of the Board of Directors regarding the matters stated in Article 399-13, Paragraph (1), Items (i)(b) and (i)(c) of the Companies Act, as well as the systems developed pursuant to those resolutions (i.e., internal control systems), the Audit and Supervisory Committee periodically received reports from the Directors and employees, etc. regarding the status of the establishment and operation of those systems and, as necessary, requested explanations and expressed opinions with regard thereto. The Committee also received reports from Directors, etc. and KPMG AZSA LLC on the status of the evaluation and audit of the internal controls related to financial reporting and requested explanations as necessary. (2) The Audit and Supervisory Committee performed its duties based on the Audit and Supervisory Committee Charter determined by the Audit and Supervisory Committee. In accordance with the audit policies, audit plan and division of duties, etc., the Audit and Supervisory Committee attended important meetings, received reports from the Directors and employees, etc. regarding matters related to the performance of their duties, requested explanations as necessary, reviewed the important materials used for the deliberation and reporting, and inspected the status of operations and assets in cooperation with the internal audit division and the internal control promotion division to which the Audit and Supervisory Committee is authorized to give instructions. As for subsidiaries of the Company, the Audit and Supervisory Committee received reports on the audit results from the internal audit division, and, as necessary, received reports on the businesses of the subsidiaries from the Directors and employees, etc. of the subsidiaries and exchanged opinions with them. (3) The Audit and Supervisory Committee oversaw and verified whether the Accounting Auditor maintained an independent position and conducted an appropriate audit, received reports from the Accounting Auditor on the status of the performance of its duties, and requested explanations as necessary. Additionally, the Audit and Supervisory Committee received a notification from the Accounting Auditor that, in accordance with the “Quality Control Standard for Audits” (Business Accounting Council, October 28, 2005), etc., it had developed systems in order to ensure that its duties are appropriately performed (i.e., notification of the matters stated in the items under Article 131 of the Ordinance on Accounting of Companies) and requested explanations as necessary. Using the methods above, the Audit and Supervisory Committee examined the Business Report, the supplementary schedules thereto, the unconsolidated financial statements (i.e., the unconsolidated balance sheet, the unconsolidated statements of operations, the unconsolidated statements of changes in net assets, and the notes to the unconsolidated financial statements), the supplementary schedules to the unconsolidated financial statements, and the consolidated financial statements (i.e., the consolidated statement of financial position, consolidated statement of profit or loss, consolidated statement of changes in equity and the notes to the consolidated financial statements, which were prepared omitting the part of the items required to be disclosed using the International Financial Reporting Standards in accordance with the latter clause of Paragraph 1, Article 120 of the Ordinance on Accounting of Companies) for the business year. 2. Audit Results (1) Results of the audit of the Business Report, etc. (i) We find that the Business Report and the supplementary schedules thereto accurately present the status of the Company in accordance with laws, regulations, and the Articles of Incorporation. (ii) We do not find any misconduct or any material fact constituting a violation of any law,

89 regulation, or the Articles of Incorporation with respect to the Directors’ performance of their duties. (iii) We find the content of the resolutions of the Board of Directors regarding internal control systems to be reasonable. Additionally, we do not find any matters that should be commented upon with regard to the statement of Business Report or the Directors’ performance of their duties relating to the internal control systems, including the internal controls over financial reporting. (2) Results of the audit of the unconsolidated financial statements and the supplementary schedules thereto We find the methods and results of the audit by the Accounting Auditors, KPMG AZSA LLC to be reasonable. (3) Results of the audit of the consolidated financial statements We find the methods and the results of the audit by the Accounting Auditors, KPMG AZSA LLC to be reasonable. May 10, 2023 The Audit and Supervisory Committee of Takeda Pharmaceutical Company Limited Audit and Supervisory Committee Member: Koji Hatsukawa (Seal) Audit and Supervisory Committee Member: Emiko Higashi (Seal) Audit and Supervisory Committee Member: Yoshiaki Fujimori (Seal) Audit and Supervisory Committee Member: Kimberly A. Reed (Seal) Note : Audit and Supervisory Committee Members Koji Hatsukawa, Emiko Higashi, Yoshiaki Fujimori and Kimberly A. Reed are External Directors provided for in Article 2, Item15 and Article 331, Paragraph 6 of the Companies Act. END